SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2009

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

(A free translation of the original in Portuguese)

Centrais Elétricas
Brasileiras S.A. - Eletrobrás
Report of Independent Accountants on Limited
Review of Quarterly Information (ITR)
June 30, 2009

(A free translation of the original in Portuguese)

Review Report of Independent Accountants

To the Management and Stockholders
Centrais Elétricas Brasileiras S.A. - Eletrobrás

1    We have reviewed the accounting information included in the Quarterly Information (ITR) of Centrais Elétricas Brasileiras S.A. - Eletrobrás ("Company" or "Eletrobrás") and its subsidiaries (parent company and consolidated), for the quarter ended June 30, 2009, comprising the balance sheet and the statements of operations, of changes in shareholders' equity, of cash flows and of value added, explanatory notes and the performance report. This Quarterly Information is the responsibility of the Company's management. As mentioned in Note 13 to the financial statements, the financial statements of certain associated companies were reviewed by other independent accountants. In the accounting information of Eletrobrás, the investments in these associated companies are recorded on the equity accounting method and represent investments of R$ 4,842,744 thousand at June 30, 2009, and equity in results of R$ 248,524 thousand in the period ended June 30, 2009. The financial statements of Itaipu Binacional, with total assets of R$ 10,870,276 thousand at June 30, 2009, included in the consolidated accounting information, were reviewed by other independent accountants. With respect to the amounts relative to these companies, our report is exclusively based on the reports of these other accountants.

2    Except for the matter mentioned in paragraph 3, our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the Quarterly Information; and (b) a review of information and of subsequent events which have, or could have, significant effects on the financial position and operations of the Company and its subsidiaries.

2

Centrais Elétricas Brasileiras S.A. - Eletrobrás

3    As mentioned in Note 9 to the financial statements, the Company has Value-added Tax on Sales and Services (ICMS), Social Integration Program/Public Services Employee Savings Program (PIS/PASEP) and Social Contribution on Revenues (COFINS) credits of R$ 1,374,039 thousand, arising mainly from the acquisition of inputs (fuel) and electric energy by its subsidiaries of the distribution segment located in the North region. With the enactment of Provisional Measure 466/2009, establishing the change in the Fuel Consumption Account (CCC) calculation, new alternatives for the realization thereof may be possible (see Note 41). The Company did not provide us with a study on the conditions and timing of the realization of these credits, including new alternatives. Accordingly, under these circumstances, we could not determine if any adjustments to the value of these tax credits are necessary.

4     Based on our limited review and on the reports on limited review of other independent accountants, except for the effects which may arise from the matter mentioned in paragraph 3, if any, we are not aware of any material modifications that should be made to the accounting information included in the Quarterly Information referred to above in order that it be stated in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of Quarterly Information.

5    As mentioned in Note 1 to the financial statements, the accounting practices adopted in Brazil were altered in 2008 and the effects of the first-time adoption of these alterations were recorded by the Company and its subsidiaries during the fourth quarter of 2008 and disclosed in the financial statements at December 31, 2008. The statements of operations, of changes in shareholders' equity, of cash flows and of value added for the quarter ended June 30, 2008, presented together with the current quarterly information, were not adjusted for comparison purposes, as permitted by the Official Letter/CVM/SNC/SEP 02/2009.

6     As mentioned in Note 25 to the financial statements, the subsidiaries carry out actuarial evaluations of their liabilities related to supplementary benefits granted to employees according to CVM Deliberation 371/2000, the necessary coverage of which is recorded in this quarterly information, amounting to R$ 1,750,272 thousand. In this respect, the subsidiaries Furnas - Centrais Elétricas S.A and Eletrobrás Termonuclear S.A. - Eletronuclear are negotiating with the respective Foundations which manage the supplementary pension plans offered to their employees, the review of the costs of the defined benefit plans. The result of these negotiations may change the realization conditions of assets recorded by Furnas and Eletronuclear, of R$ 987,728 thousand. Also in accordance with the guidelines of these negotiations, the Hydroelectric

3

Centrais Elétricas Brasileiras S.A. - Eletrobrás

Company of São Francisco (CHESF) has recorded liabilities arising from acknowledgment of debts of R$ 324,073 thousand, determined according to CVM Deliberation 371/2000; concerning the amount of R$ 428,000, the subsidiary's management believes that this charge will be eliminated over time, with the evolution of the plan, through contractual amendments similar to those in prior periods, specifying the variable amount to be annually adjusted by the actuarial gain and loss effects calculated for the Foundation that manages the related plan. Accordingly, the elimination of the liability is directly related to and dependent on the continuity of the contractual amendment procedure between the parties, in order to reflect the actuarial position.

7    As mentioned in Note 13 to the financial statements, the financial statements of the subsidiaries Boa Vista Energia S.A., Centrais Elétricas de Rondônia - CERON, Companhia de Eletricidade do Acre - Eletroacre, Companhia Energética do Alagoas - CEAL and Companhia Energética do Piauí - CEPISA for the quarter ended June 30, 2009 were prepared in accordance with the accounting practices adopted in Brazil applicable to companies operating as going concerns. As described in the performance report, the companies have been recording recurring losses in their operations and have negative working capital at the end of the quarter, which raise doubts as to the continuity of their operations. The Quarterly Information does not include any adjustments due to these uncertainties.

8     The Quarterly Information (ITR) of the associated company CTEEP - Companhia de Transmissão de Energia Elétrica Paulista for the quarter ended June 30, 2009 was reviewed by other independent accountants, who issued an unqualified report on the limited review, dated July 31, 2009, including a matter of emphasis paragraph related to the reimbursement of expenditures with the supplementary retirement plan according to Law No. 4819/1958. The management of the associated company, supported by its legal advisors, understands that the payment of benefits related to this plan is the entire responsibility of the State Government and, therefore, does not record in the company's financial statements any liability or provision for losses in relation thereto.

9     The Quarterly Information (ITR) mentioned in the first paragraph also includes comparative accounting information for the period ended June 30, 2008, obtained from the related Quarterly Information (ITR) of that quarter. The limited review of the Quarterly Information (ITR) for the quarter ended June 30, 2008 was conducted by other independent accountants, who issued a report dated August 12, 2008, with exceptions due to the lack of presentation of the reports on limited review of the financial statements

4

Centrais Elétricas Brasileiras S.A. - Eletrobrás

of certain associated companies, whose investments were recorded on the equity accounting method and, consequently, the independent accountants could not evaluate, through additional audit procedures, the adequacy of the amounts of these investments, as well as the equity results, of R$ 3,631,076 thousand and R$ 211,406 thousand, respectively, in the quarter ended June 30, 2008. Also, the following paragraphs of emphasis were included:

(a)    Controversy over the lawsuits concerning the monetary restatement of compulsory loans.

(b)    Uncertainty about the realization of ICMS credits, with the State of Mato Grosso, recorded in the subsidiary Furnas - Centrais Elétricas S.A.

(c)     Uncertainty about the effects of applying the biometric table AT-83 in the calculation of the actuarial liability of the supplementary pension plan of Previnorte - Fundação de Previdência Complementar, recorded in the subsidiaries Centrais Elétricas do Norte do Brasil S.A. - Eletronorte, Manaus Energia S.A. and Boa Vista Energia S.A.

(d)     Uncertainty about the realization of PIS and COFINS extemporaneous credits and debts with ICMS, PIS and COFINS, to be reimbursed to the Fuel Consumption Account (CCC) recorded in the subsidiary Manaus Energia S.A.

(e)     The assumption of the continuity of operations of Manaus Energia S.A. due to the losses accumulated over the preceding years and insufficiency of working capital, supported by its controlling stockholder.

(f)     The report on the limited review of the Quarterly Information of CTEEP - Companhia de Transmissão de Energia Elétrica for the periods ended June 30, 2008 and 2007 includes a paragraph of emphasis as to the payment of the supplementary retirement plan determined by Law No. 4819/1958.

Rio de Janeiro, August 18, 2009

PricewaterhouseCoopers	Sérgio Eduardo Zamora
Auditores Independentes	Contador CRC 1SP168278/O-4 "S" RJ
CRC 2SP000160/O-5 "F" RJ

COPY OF THE ORIGINAL

5

Unaudited
(A free translation of the original in Portuguese)	(External Disclosure)
FEDERAL PUBLIC SERVICE	Brazilian Corporation Law
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION	June 30, 2009
QUARTERLY INFORMATION - ITR
COMMERCIAL, INDUSTRIAL & OTHER TYPES OF COMPANY

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 00243-7	2 - COMPANY NAME CENTRAIS ELET BRASILEIRAS SA	3 - CNPJ (Corporate Taxpayer’s ID) 00.001.180/0001-26
4 - NIRE (Corporate Registry ID) 53300000859

01.02 - HEADQUARTERS

1 - ADDRESS SCN QUADRA 4 BL. N°100, SALA 103			2 - DISTRICT Asa Norte
3 - ZIP CODE 70714-900	4 - CITY BRASÍLIA			5 - STATE DF
6 - AREA CODE 061	7 - TELEPHONE 3329-7300	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 061	12 - FAX 3319-7306	13 - FAX -	14 - FAX -
15 - E-MAIL eletrobras@eletrobras.com

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME ASTROGILDO FRAGULIA QUENTAL
2 - ADDRESS AV. PRESIDENTE VARGAS, 409, 13°ANDAR			3 - DISTRICT CENTRO
4 - ZIP CODE 20071-003	5 - CITY RIO DE JANEIRO			6 - STATE RJ
7 - AREA CODE 021	8 - TELEPHONE 2514-6326	9 - TELEPHONE 2514-6327	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 021	13 - FAX 2514-5964	14 - FAX -	15 - FAX -
16 - E-MAIL df@eletrbras.com

01.04 - ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2 - END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING 8 - END
1/1/2009	12/31/2009	2	4/1/2009	6/30/2009	1	1/1/2008 3/31/2008
09 - INDEPENDENT AUDITOR PricewaterhouseCoopers Auditores Independentes					10 - CVM CODE 00287-9
11 - TECHNICIAN IN CHARGE SERGIO EDUARD ZAMORA					12 – TECHNICIAN’S CPF (Individual Taxpayer’s Register) 107.092.038-02

01.05 - CAPITAL STOCK

Number of Shares (in thousands)	1 – CURRENT QUARTER 6/30/2009	2 – PREVIOUS QUARTER 3/31/2008	3 – SAME QUARTER, PREVIOUS YEAR 6/30/2008
Paid-up Capital
1 - Common	905,024	905,024	905,024
2 - Preferred	227,333	227,333	224,475
3 - Total	1,132,357	1,132,357	1,129,499
Treasury Stock
4 - Common	0	0	0
5 - Preferred	36,023	0	0
6 - Total	36,023	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other Types of Company
2 - STATUS Operational
3 - NATURE OF OWNERSHIP State-owned company
4 - ACTIVITY CODE 1120 – Electricity
5 - MAIN ACTIVITY Generation, Transmission, Distribution and Sale of Electricity
6 - CONSOLIDATION TYPE Total
7 - TYPE OF REPORT OF INDEPENDENT AUDITORS Qualified Opinion

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT 3 - APPROVAL 4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In R$ thousand)	4 - AMOUNT OF CHANGE (In R$ thousand)	5 - NATURE OF CHANGE (thousand)	7 - NUMBER OF SHARES ISSUED	8 - SHARE PRICE WHEN ISSUED (in reais)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE 8/18/2009	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in R$ thousand) "

1 - CODE	2 - DESCRIPTION	3 - 6/30/2009	4 - 3/31/2009
1	Total Assets	103,314,688	109,204,852
1.01	Current Assets	18,224,377	18,978,741
1.01.01	Funds Available	10,731,669	10,936,427
1.01.01.01	Cash and Cash Equivalents	9,392,275	9,956,577
1.01.01.02	Restricted Cash	1,339,394	979,850
1.01.02	Receivables	2,267,723	3,213,803
1.01.02.01	Clients	1,834,323	2,027,572
1.01.02.01.01	Consumers and Resellers	1,834,323	2,027,572
1.01.02.02	Sundry	433,400	1,186,231
1.01.02.02.01	Investments Remuneration	433,400	1,186,231
1.01.03	Inventories	1,934	1,945
1.01.04	Others	5,223,051	4,826,566
1.01.04.01	Loans and Financing	2,846,606	2,698,402
1.01.04.02	Fuel Consumption Account - CCC	601,604	529,115
1.01.04.03	Other Debtors	376,615	318,445
1.01.04.04	Rescheduled Receivables	67,912	88,639
1.01.04.05	Deferred Tax Assets	846,436	640,867
1.01.04.06	Reimbursement Rights	279,715	456,265
1.01.04.07	Others	204,163	94,833
1.02	Non-current Assets	85,090,311	90,226,111
1.02.01	Long-term Receivables	40,966,530	46,226,526
1.02.01.01	Sundry Credits	0	0
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Associated and Similar Companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Others	40,966,530	46,226,526
1.02.01.03.01	Loans and Financing	35,972,844	39,153,841
1.02.01.03.02	Rescheduled Receivables	147,966	179,696
1.02.01.03.03	Marketable Securities	610,611	616,465
1.02.01.03.04	Advances for Future Capital Increase	959,807	703,140
1.02.01.03.05	Deferred Tax Assets	931,052	1,354,447
1.02.01.03.06	Fuel Consumption Account - CCC	908,839	912,576
1.02.01.03.07	Reimbursement Rights	1,350,855	3,223,538
1.02.01.03.08	Others	84,556	82,823
1.02.02	Permanent Assets	44,123,781	43,999,585
1.02.02.01	Investments	44,046,649	43,921,573
1.02.02.01.01	In Associated and Similar Companies	3,519,619	3,397,886
1.02.02.01.02	In Associated and Similar Companies - Goodwill	0	0
1.02.02.01.03	In Subsidiaries	40,082,589	40,076,795
1.02.02.01.04	In Subsidiaries - Goodwill	0	0

02.01 - BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2009	4 - 3/31/2009
1.02.02.01.05	Other Investments	444,441	446,892
1.02.02.02	Fixed Assets	24,351	24,769
1.02.02.03	Intangible Assets	52,781	53,243
1.02.02.04	Deferred Charges	0	0

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2009	4 - 3/31/2009
2	Total Liabilities and Shareholder's Equity	103,314,688	109,204,852
2.01	Current Liabilities	4,700,362	6,418,287
2.01.01	Loans and Financing	159,116	218,839
2.01.02	Debentures	0	0
2.01.03	Suppliers	1,331,186	1,530,996
2.01.04	Taxes and Contributions	9,934	210,264
2.01.05	Dividends Payable	228,872	1,960,646
2.01.06	Provisions	0	0
2.01.07	Payable to Related Parties	73,298	74,409
2.01.07.01	Payable to Brazilian Federal Treasury	73,298	74,409
2.01.08	Other	2,897,956	2,423,133
2.01.08.01	Compulsory Loan	78,412	83,601
2.01.08.02	Estimated Liabilities	49,811	68,544
2.01.08.03	Fuel Consumption Account - CCC	1,060,366	742,410
2.01.08.04	Advances from Clients	259,532	275,799
2.01.08.05	Reimbursement Obligations	1,315,604	1,194,669
2.01.08.06	Others	134,231	58,110
2.02	Non-current Liabilities	14,254,255	16,675,431
2.02.01	Long-term Liabilities	14,254,255	16,675,431
2.02.01.01	Loans and Financing	3,379,278	3,943,856
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	1,311,075	1,387,487
2.02.01.03.01	Provisions for Contingencies	961,605	1,032,233
2.02.01.03.02	Provision for Unsecured Liabilities of Subsidiaries	349,470	355,254
2.02.01.04	Debts with Related Parties	1,122,592	2,214,977
2.02.01.04.01	Payable to Brazilian Federal Treasury	1,122,592	2,214,977
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	8,441,310	9,129,111
2.02.01.06.01	Taxes and Social Contributions	0	839,776
2.02.01.06.02	Global Reversion Reserve - RGR	7,350,911	7,187,476
2.02.01.06.03	Compulsory Loan	123,734	133,141
2.02.01.06.04	Fuel Consumption Account - CCC	908,839	912,576
2.02.01.06.05	Others	57,826	56,142
2.03	Deferred Income	0	0
2.05	Shareholders' Equity	84,360,071	86,111,134
2.05.01	Capital Stock	26,155,688	26,156,567
2.05.01.01	Paid-up Capital Stock	26,156,567	26,156,567
2.05.01.02	Treasury Shares	(879)	0
2.05.02	Capital Reserves	26,048,342	26,048,342
2.05.03	Revaluation Reserves	185,678	193,606
2.05.03.01	Own Assets	0	0

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2009	4 - 3/31/2009
2.05.03.02	Subsidiaries/Associated and Similar Companies	185,678	193,606
2.05.04	Revenue Reserves	29,401,910	29,172,390
2.05.04.01	Legal	2,037,862	2,037,863
2.05.04.02	Statutory	17,038,712	17,038,712
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Profit	0	0
2.05.04.05	Profit Retention	487,476	487,476
2.05.04.06	Special Reserve for Undistributed Dividends	9,837,860	9,608,339
2.05.04.07	Other Revenue Reserves	0	0
2.05.05	Asset Valuation Adjustments	9,015	25,125
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Accumulated Translation Adjustments	9,015	25,125
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained Earnings (Accumulated Losses)	(1,957,968)	103,090
2.05.07	Advance for Future Capital Increase	4,517,406	4,412,014

03.01 - STATEMENT OF OPERATIONS (in R$ thousand, except as otherwise indicated)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2009 to 6/30/2009 4 - 1/1/2009 to 6/30/2009		5 - 4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
3.01	Gross Revenue from Sales and/or Services	812,118	2,081,711	2,157,005	4,153,693
3.01.01	Electricity Operations	812,118	2,081,711	2,157,005	4,153,693
3.02	Gross Revenue Deductions	0	0	0	0
3.03	Net Revenue from Sales and/or Services	812,118	2,081,711	2,157,005	4,153,693
3.04	Cost of Goods and/or Services Sold	0	0	0	0
3.05	Gross Profit	812,118	2,081,711	2,157,005	4,153,693
3.06	Operating Income/Expenses	(3,382,353)	(4,597,362)	(2,072,015)	(3,020,722)
3.06.01	Selling	0	0	0	0
3.06.02	General and Administrative	(1,499,875)	(3,377,248)	(2,087,102)	(4,334,893)
3.06.02.01	Personnel, Material and Services	(86,062)	(159,826)	(65,569)	(121,636)
3.06.02.02	Depreciation and Amortization	(1,496)	(3,014)	(1,746)	(3,513)
3.06.02.03	Energy Purchased for Resale	(1,412,140)	(3,121,598)	(1,884,775)	(3,901,552)
3.06.02.04	Operating Provisions	33,378	(24,018)	(97,432)	(250,544)
3.06.02.05	PASEP/COFINS (Public Service Employee Savings Program/Social Security Financing Contribution)	(33,555)	(68,792)	(37,580)	(57,648)
3.06.03	Financial	(2,116,258)	(1,625,761)	(302,347)	416,898
3.06.03.01	Financial Revenues	1,268,229	2,561,189	1,587,225	2,907,799
3.06.03.01.01	Financial Investments	272,483	609,207	197,146	367,840
3.06.03.01.02	Interest, Commissions and Fees	958,668	1,957,305	854,015	1,734,748
3.06.03.01.03	Net Monetary Variations	12,738	900	485,179	753,695
3.06.03.01.04	Net Exchange Variations	0	0	0	0
3.06.03.01.05	Default Charges on Electricity Supply	829	1,507	76	137
3.06.03.01.06	Others	23,511	(7,730)	50,809	51,379
3.06.03.02	Financial Expenses	(3,384,487)	(4,186,950)	(1,889,572)	(2,490,901)
3.06.03.02.01	Debt Charges	(122,279)	(279,499)	(107,918)	(217,529)
3.06.03.02.02	Charges on Shareholders' compensation	(353,099)	(799,116)	(359,905)	(692,021)
3.06.03.02.03	Net Monetary Variations	0	0	0	0
3.06.03.02.04	Net Exchange Variations	(2,909,109)	(3,108,335)	(1,421,749)	(1,581,351)

03.01 - STATEMENT OF OPERATIONS (in R$ thousand, except as otherwise indicated)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 - 4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
3.06.03.02.05	Others	0	0	0	0
3.06.04	Other Operating Revenues	0	0	0	0
3.06.05	Other Operating Expenses	(59,032)	(137,939)	(72,567)	(110,271)
3.06.05.01	Donations and Contributions	(32,697)	(81,996)	(30,231)	(70,355)
3.06.05.02	Others	(26,335)	(55,943)	(42,336)	(39,916)
3.06.06	Equity in the Earnings of Subsidiary and Associated Companies	292,812	543,586	390,001	1,007,544
3.07	Operating Profit (Loss)	(2,570,235)	(2,515,651)	84,990	1,132,971
3.08	Non-operating Income	0	0	41	(280)
3.08.01	Revenues	0	0	41	0
3.08.02	Expenses	0	0	0	(280)
3.09	Income before Taxes/Profit Sharing	(2,570,235)	(2,515,651)	85,031	1,132,691
3.10	Provision for Income Tax and Social Contribution	479,447	526,190	57,817	(148,317)
3.10.01	Provision for Income Tax	352,165	386,752	43,166	(107,622)
3.10.02	Provision for Social Contribution	127,282	139,438	14,651	(40,695)
3.11	Deferred Income Tax	0	0	0	0
3.12	Statutory Profit Sharing/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Capital	0	0	0	0
3.15	Net Income/Loss for the Period	(2,090,788)	(1,989,461)	142,848	984,374
	NUMBER OF SHARES EX-TREASURY (in thousands)	1,096,334	1,096,334	1,129,499	1,129,499
	EARNINGS PER SHARE (Reais)			0.12647	0.87151
	LOSS PER SHARE (Reais)	(1.90707)	(1.81465)

04.01 - STATEMENT OF CASH FLOWS - INDIRECT METHOD (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 - 4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
4.01	Net Cash from Operating Activities	(327,814)	(929,696)	2,239,079	1,367,031
4.01.01	Cash Generated in Operations	243,201	333,357	1,784,209	903,809
4.01.01.01	Profit (Loss) Before Income Tax and Social Contribution	(2,570,236)	(2,515,651)	85,032	1,132,692
4.01.01.02	Depreciation and Amortization	1,495	3,013	1,746	3,512
4.01.01.03	Net Monetary and Exchange Variation	2,227,154	2,479,427	1,918,731	1,806,892
4.01.01.04	Financial Charges	(945,132)	(1,834,026)	(686,270)	(1,521,247)
4.01.01.05	Equity in the Earnings of Subsidiary and Associated Companies	(193,306)	(434,384)	(288,392)	(865,008)
4.01.01.06	Provision for Unsecured Liabilities	(5,784)	(4,451)	48,824	(580,011)
4.01.01.07	Provision for Deferred Taxes	637,151	526,765	(360,000)	(360,000)
4.01.01.08	Allowance for Doubtful Accounts	(27,927)	28,628	76,727	76,727
4.01.01.09	Global Reversion Reserve Charges	76,357	151,938	139,931	139,931
4.01.01.10	Regulatory Asset/Liability	589,988	1,042,935	(209,561)	(296,827)
4.01.01.11	Financial Charges on Shareholders' Equity	334,911	731,055	343,564	657,523
4.01.01.12	Itaipu Income for Offsetting	0	0	0	0
4.01.01.13	Loss/Gain on Assets Disposal	0	0	748,776	748,776
4.01.01.14	Provision for Contingencies	68,900	68,900	0	0
4.01.01.15	Others	49,630	89,208	(34,899)	(39,151)
4.01.02	Variation in Assets and Liabilities	(465,833)	(974,390)	(182,685)	333,568
4.01.02.01	Restricted Cash	(359,544)	(605,008)	(467,613)	(241,599)
4.01.02.02	Consumers and Resellers	193,250	(124,753)	35,368	199,213
4.01.02.03	Fuel Consumption Account	(72,489)	(27,611)	(205,114)	(226,825)
4.01.02.04	Deferred Tax Assets	(205,569)	571,917	(79,920)	645,421
4.01.02.05	Reimbursement Rights	176,550	237,051	(50,103)	129,357
4.01.02.06	Sundry Debtors	(58,170)	(205,450)	(105,174)	(208,864)
4.01.02.07	Inventory	11	(55)	38	624
4.01.02.08	Prepaid Expenses	0	0	6	6
4.01.02.09	Compulsory Loan	(5,189)	(6,793)	(2,024)	(4,051)

04.01 - STATEMENT OF CASH FLOWS - INDIRECT METHOD (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 - 4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
4.01.02.10	Suppliers	(199,810)	(344,885)	186,801	32,623
4.01.02.11	Advances from clients	(16,267)	244,151	7,493	19,899
4.01.02.12	Taxes and Social Contributions	(200,330)	(1,353,920)	128,016	(578,848)
4.01.02.13	Fuel Consumption Account	317,955	411,024	363,903	380,876
4.01.02.14	Estimated Liabilities	(18,733)	(18,024)	1,006	3,154
4.01.02.15	Reimbursement Liabilities	120,935	392,260	147,036	171,356
4.01.02.16	Regulatory Fees	0	0	0	0
4.01.02.17	Others	(138,433)	(144,294)	(142,404)	11,226
4.01.03	Others	(105,182)	(288,663)	637,555	129,654
4.01.03.01	Payment of Financial Charges	(12,836)	(45,014)	(9,652)	(23,781)
4.01.03.02	Payment of Global Reversion Reserve Charges	(184,850)	(358,873)	352,541	0
4.01.03.03	Receipt of Financial Income	542,569	542,569	303,353	303,353
4.01.03.04	Payment of Income Tax and Social Contribution	(450,065)	(450,065)	(8,687)	(149,918)
4.01.03.05	Judicial Deposits	0	22,720	0	0
4.02	Net Cash from Investment Activities	678,503	1,723,241	(675,973)	847,617
4.02.01	Loans and Financing Granted	(870,405)	(1,156,579)	(306,411)	(1,005,061)
4.02.02	Receipt of Loans and Financing Granted	946,322	2,280,346	(525,312)	1,665,913
4.02.03	Acquisition of Fixed Assets	(603)	(927)	(74)	(205)
4.02.04	Acquisition/Transfer of Investments	(241,211)	(245,121)	(168,050)	(168,050)
4.02.05	Receipt of Return on Investment	841,294	845,678	297,755	357,748
4.02.06	Others	3,106	(156)	26,119	(2,728)
4.03	Net Cash from Financing Activities	(914,991)	(771,311)	(927,719)	(833,641)
4.03.01	Loans and Financing - Shareholders' Equity	107,792	179,099	(53,824)	0
4.03.02	Payment of Loans and Financing - Principal	(142,050)	(159,401)	(53,058)	(96,141)
4.03.03	Payment of Shareholders' Remuneration	(994,779)	(998,228)	(706,482)	(709,288)
4.03.04	Compulsory Loan and Global Reversion Reserve	273,055	366,228	(242,437)	(163,247)
4.03.05	Other	(159,009)	(159,009)	128,082	135,035

04.01 - STATEMENT OF CASH FLOWS - INDIRECT METHOD (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 - 4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
4.04	Exchange Variation on Cash and Cash Equivalents	0	0	0	0
4.05	Increase (Decrease) in Cash and Cash Equivalents	(564,302)	22,234	635,387	1,381,007
4.05.01	Opening Balance of Cash and Cash Equivalents	9,956,577	9,370,041	212,191	4,962,976
4.05.02	Closing Balance of Cash and Cash Equivalents	9,392,275	9,392,275	847,578	6,343,983

05.01 - STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 4/1/2009 TO 6/30/2009 (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED LOSSES	8 - ASSET VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	0	0	0	0	0	0	0
5.02	Prior Years Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	0	0	0	0	0	0	0
5.04	Net Income/Loss for the Period	0	0	0	0	(2,048,723)	0	(2,048,723)
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Revenue Reserves	0	0	0	0	0	0	0
5.07	Asset Valuation Adjustments	0	0	0	0	0	(16,110)	(16,110)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	(16,110)	(16,110)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	(879)	0	0	0	0	0	(879)
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	105,392	(7,928)	229,520	(12,335)	0	314,649
5.13	Closing Balance	(879)	105,392	(7,928)	229,520	(2,061,058)	(16,110)	(1,751,063)

05.02 - STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 1/1/2009 TO 6/30/2009 (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED LOSSES	8 - ASSET VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	26,156,567	30,335,695	196,906	28,900,908	0	28,285	85,618,361
5.02	Prior Years Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	26,156,567	30,335,695	196,906	28,900,908	0	28,285	85,618,361
5.04	Net Income/Loss for the Period	0	0	0	0	(1,947,395)	0	(1,947,395)
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Equity	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Revenue Reserves	0	0	0	0	0	0	0
5.07	Asset Valuation Adjustments	0	0	0	0	0	(19,270)	(19,270)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	(19,270)	(19,270)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	(879)	0	0	0	0	0	(879)
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	230,053	(11,228)	501,002	(10,573)	0	709,254
5.13	Closing Balance	26,155,688	30,565,748	185,678	29,401,910	(1,957,968)	9,015	84,360,071

08.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2009	4 - 3/31/2009
1	Total Assets	129,392,404	137,281,991
1.01	Current Assets	24,683,343	25,626,172
1.01.01	Funds Available	13,494,063	14,016,977
1.01.01.01	Cash and Cash Equivalents	12,154,669	13,037,127
1.01.01.02	Restricted Cash	1,339,394	979,850
1.01.02	Receivables	4,372,579	4,732,218
1.01.02.01	Clients	4,372,579	4,732,218
1.01.02.01.01	Consumers and Resellers	4,372,579	4,732,218
1.01.02.02	Sundry	0	0
1.01.03	Inventories	762,968	766,620
1.01.04	Other	6,053,733	6,110,357
1.01.04.01	Loans and Financing	1,382,103	1,428,939
1.01.04.02	Return on Investments	144,229	225,650
1.01.04.03	Fuel Consumption Account	491,894	491,789
1.01.04.04	Sundry Debtors	619,833	551,389
1.01.04.05	Rescheduled Receivables	565,149	499,171
1.01.04.06	Deferred Tax Assets	1,407,331	1,405,054
1.01.04.07	Reimbursement Rights	279,715	456,265
1.01.04.08	Prepaid Expenses	64,509	66,722
1.01.04.09	Sundry	1,098,970	985,378
1.02	Non-current Assets	104,709,061	111,655,819
1.02.01	Long-term Receivables	20,836,920	24,645,255
1.02.01.01	Sundry Credits	0	0
1.02.01.02	Credits with Related Parties	0	0
1.02.01.02.01	Associated and Similar Companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other Related Parties	0	0
1.02.01.03	Others	20,836,920	24,645,255
1.02.01.03.01	Loans and Financing	11,563,950	13,100,107
1.02.01.03.02	Rescheduled Receivables	1,740,433	1,814,414
1.02.01.03.03	Deferred Tax Assets	2,819,244	2,837,570
1.02.01.03.04	Securities	614,348	621,025
1.02.01.03.05	Escrows and Restricted Deposits	0	0
1.02.01.03.06	Nuclear Fuel Inventories	716,248	712,101
1.02.01.03.07	Advances for Future Capital Increase	4,001	4,000
1.02.01.03.08	Fuel Consumption Account	908,839	912,576
1.02.01.03.09	Reimbursement Rights	1,350,855	3,223,538
1.02.01.03.10	Sundry	1,119,002	1,419,924
1.02.02	Permanent Assets	83,872,141	87,010,564
1.02.02.01	Investments	6,221,477	6,115,403
1.02.02.01.01	In Associated and Similar Companies	5,573,919	5,342,064

08.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2009	4 - 3/31/2009
1.02.02.01.02	In Subsidiaries	0	0
1.02.02.01.03	Other Investments	647,558	773,339
1.02.02.02	Fixed Assets	77,147,681	80,511,252
1.02.02.03	Intangible Assets	502,983	383,909
1.02.02.04	Deferred Charges	0	0

08.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2009	4 - 3/31/2009
2	Total Liabilities and Shareholders' Equity	129,392,404	137,281,991
2.01	Current Liabilities	10,957,978	12,883,561
2.01.01	Loans and Financing	1,008,721	1,228,320
2.01.02	Debentures	0	0
2.01.03	Suppliers	2,494,191	2,324,233
2.01.04	Taxes, Fees and Contributions	947,194	1,003,252
2.01.05	Dividends Payable	232,921	2,007,451
2.01.06	Provisions	713,372	1,252,295
2.01.06.01	Provision for Contingencies	713,372	1,252,295
2.01.07	Payable to Related Parties	73,298	74,409
2.01.07.01	Payable to Brazilian Federal Treasury	73,298	74,409
2.01.08	Others	5,488,281	4,993,601
2.01.08.01	Compulsory Loan	78,412	83,601
2.01.08.02	Estimated Liabilities	755,699	611,503
2.01.08.03	Fuel Consumption Account	1,082,791	760,695
2.01.08.04	Supplementary Pension Plan	557,967	530,704
2.01.08.05	Advances from Clients	297,143	313,577
2.01.08.06	Regulatory Fees	684,753	748,177
2.01.08.07	Reimbursement Obligations	1,315,604	1,194,669
2.01.08.08	Sundry	715,912	750,675
2.02	Non-current Liabilities	33,868,254	38,057,968
2.02.01	Long-term Liabilities	33,868,254	38,057,968
2.02.01.01	Loans and Financing	23,746,850	26,156,539
2.02.01.01.01	Loans and Financing	16,244,191	18,795,076
2.02.01.01.02	Global Reversion Reserve	7,378,925	7,228,322
2.02.01.01.03	Compulsory Loan	123,734	133,141
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	2,109,316	1,765,128
2.02.01.03.01	Provisions for Contingencies	2,109,316	1,765,128
2.02.01.04	Debts with Related Parties	1,122,592	2,214,977
2.02.01.04.01	Payable to Brazilian Federal Treasury	1,122,592	2,214,977
2.02.01.05	Advance for Future Capital Increase	0	0
2.02.01.06	Others	6,889,496	7,921,324
2.02.01.06.01	Taxes and Social Contributions	1,496,171	2,576,594
2.02.01.06.02	Supplementary Pension Plan	1,192,305	1,345,887
2.02.01.06.03	Decommission Obligations	231,602	269,162
2.02.01.06.04	Advances from Clients	1,000,142	1,009,446
2.02.01.06.05	Fuel Consumption Account	1,731,629	1,737,430
2.02.01.06.06	Sundry	1,237,647	982,805
2.03	Deferred Income	0	0
2.04	Minority Interest	206,101	229,328

08.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 6/30/2009	4 - 3/31/2009
2.05	Shareholders' Equity	84,360,071	86,111,134
2.05.01	Capital Stock	26,155,688	26,156,567
2.05.01.01	Paid-up Capital Stock	26,156,567	0
2.05.01.02	Treasury Shares	(879)	0
2.05.02	Capital Reserves	26,048,342	26,048,342
2.05.03	Revaluation Reserves	185,678	193,606
2.05.03.01	Own Assets	0	0
2.05.03.02	Subsidiaries/Associated and Similar Companies	185,678	193,606
2.05.04	Revenue Reserves	29,401,910	29,172,390
2.05.04.01	Legal	2,037,862	2,037,862
2.05.04.02	Statutory	17,038,712	17,038,712
2.05.04.03	For Contingencies	0	0
2.05.04.04	Unrealized Profit	0	0
2.05.04.05	Profit Retention	487,476	487,476
2.05.04.06	Special Reserve for Undistributed Dividends	9,837,860	9,608,340
2.05.04.07	Other Revenue Reserves	0	0
2.05.05	Asset Valuation Adjustments	9,015	25,125
2.05.05.01	Securities Adjustments	0	0
2.05.05.02	Accumulated Translation Adjustments	9,015	25,125
2.05.05.03	Business Combination Adjustments	0	0
2.05.06	Retained Earnings/Accumulated Losses	(1,957,968)	103,090
2.05.07	Advance for Future Capital Increase	4,517,406	4,412,014

09.01 - CONSOLIDATED STATEMENT OF OPERATIONS (in R$ thousand, except as otherwise indicated)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 - 4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
3.01	Gross Revenue from Sales and/or Services	5,748,365	12,123,741	7,010,218	14,408,471
3.01.01	Electricity Operations	5,748,365	12,123,741	7,010,218	14,408,471
3.02	Gross Revenue Deductions	(589,707)	(1,144,234)	(510,000)	(1,054,852)
3.02.01	Sector Charges	(333,646)	(634,052)	(270,647)	(580,630)
3.02.02	ICMS (Value-added tax)	(256,061)	(510,182)	(239,353)	(474,222)
3.03	Net Revenue from Sales and/or Services	5,158,658	10,979,507	6,500,218	13,353,619
3.04	Cost of Goods and/or Services Sold	0	0	0	0
3.05	Gross Profit	5,158,658	10,979,507	6,500,218	13,353,619
3.06	Operating Income/Expenses	(7,684,645)	(13,270,635)	(6,126,547)	(11,343,523)
3.06.01	Selling	0	0	0	0
3.06.02	General and Administrative	(5,184,475)	(10,449,878)	(4,945,158)	(10,065,531)
3.06.02.01	Personnel, Material and Services	(1,480,531)	(2,758,366)	(1,375,391)	(2,465,822)
3.06.02.02	Depreciation and Amortization	(602,763)	(1,197,806)	(585,153)	(1,159,656)
3.06.02.03	Energy Purchased for Resale	(1,297,711)	(2,700,933)	(1,887,989)	(3,798,413)
3.06.02.04	Operating Provisions	(356,704)	(729,642)	(85,522)	(142,003)
3.06.02.05	PASEP/COFINS (Public Service Employee Savings Program/Social Security Financing Contribution)	(383,513)	(774,285)	(355,662)	(702,362)
3.06.02.06	Fuel for Electricity Production	(224,182)	(428,190)	(232,382)	(685,939)
3.06.02.07	Usage of Electricity Grid	(288,692)	(585,936)	(64,565)	(317,088)
3.06.02.08	Itaipu Income to Offset	(225,191)	(616,636)	(79,605)	(261,000)
3.06.02.09	Compensation and Refund	(325,188)	(658,084)	(278,889)	(533,248)
3.06.03	Financial	(2,530,714)	(2,889,763)	(1,049,905)	(1,282,586)
3.06.03.01	Financial Revenues	808,521	1,492,417	797,581	1,510,838
3.06.03.01.01	Financial Investments	230,951	658,533	289,736	533,910
3.06.03.01.02	Interest, Commissions and Fees	327,204	603,461	227,032	504,727
3.06.03.01.03	Net Monetary Variations	113,627	135,249	218,604	324,820
3.06.03.01.04	Net Exchange Variations	0	0	0	0
3.06.03.01.05	Default Charges on Electricity Supply	45,503	98,031	29,038	84,141

09.01 - CONSOLIDATED STATEMENT OF OPERATIONS (in R$ thousand, except as otherwise indicated)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 - 4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
3.06.03.01.06	Other	91,236	(2,857)	33,171	63,240
3.06.03.02	Financial Expenses	(3,339,235)	(4,382,180)	(1,847,486)	(2,793,424)
3.06.03.02.01	Debt Charges	(302,243)	(750,593)	(320,850)	(666,951)
3.06.03.02.02	Charges on Shareholders Compensation	(369,886)	(839,018)	(350,378)	(709,039)
3.06.03.02.03	Net Monetary Variations	0	0	0	0
3.06.03.02.04	Net Exchange Variations	(2,667,106)	(2,792,569)	(1,176,258)	(1,417,434)
3.06.03.02.05	Other	0	0	0	0
3.06.04	Other Operating Revenues	110,500	243,161	35,463	87,195
3.06.05	Other Operating Expenses	(411,377)	(639,855)	(315,859)	(564,050)
3.06.05.01	Donations and Contributions	(35,629)	(97,807)	(43,927)	(96,393)
3.06.05.02	Others	(375,748)	(542,048)	(271,932)	(467,657)
3.06.06	Equity in the Earnings of Subsidiary and Associated Companies	331,421	465,700	148,912	481,449
3.07	Operating Profit (Loss)	(2,525,987)	(2,291,128)	373,671	2,010,096
3.08	Non-Operating Income	0	0	(4,880)	(282,015)
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	(4,880)	(282,015)
3.09	Income before Taxes/Profit Sharing	(2,525,987)	(2,291,128)	368,791	1,728,081
3.10	Provision for Income Tax and Social Contribution	423,303	316,880	(222,396)	(754,074)
3.10.01	Provision for Income Tax	329,133	266,642	(161,676)	(552,386)
3.10.02	Provision for Social Contribution	94,170	50,238	(60,720)	(201,688)
3.11	Deferred Income Tax	0	0	0	0
3.12	Statutory Profit Sharing/Contributions	0	0	0	0
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Capital	0	0	0	0
3.14	Minority Interest	11,896	(15,213)	(3,547)	10,367
3.15	Net Income/Loss for the Period	(2,090,788)	(1,989,461)	142,848	984,374

09.01 - CONSOLIDATED STATEMENT OF OPERATIONS (in R$ thousand, except as otherwise indicated)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 - 4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
	NUMBER OF SHARES EX-TREASURY (in thousands)	1,096,334	1,096,334	1,129,499	1,129,499
	EARNINGS PER SHARE (Reais)			0.12647	0.87151
	LOSS PER SHARE (Reais)	(1.90707)	(1.81465)

10.01 - CONSOLIDATED STATEMENT OF CASH FLOWS - INDIRECT METHOD (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 - 4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
4.01	Net Cash from Operating Activities	(1,194,858)	169,948	2,718,299	3,207,135
4.01.01	Cash Generated in Operations	(928,034)	1,650,603	2,751,052	3,877,377
4.01.01.01	Profit (Loss) before Income Tax and Social Contribution	(2,291,128)	(2,291,128)	(240,512)	1,132,692
4.01.01.02	Depreciation and Amortization	608,158	1,203,200	576,436	1,150,939
4.01.01.03	Net Monetary and Exchange Variation	(1,404,284)	(1,042,783)	234,795	209,642
4.01.01.04	Financial Charges	275,556	237,440	250,990	151,386
4.01.01.05	Equity in the Earnings of Subsidiary and Associated Companies	(211,812)	(295,366)	352,621	76,924
4.01.01.06	Provision for Unsecured Liabilities	(5,784)	(4,451)	48,824	(580,011)
4.01.01.07	Provision for Deferred Taxes	620,010	509,624	(373,938)	(373,938)
4.01.01.08	Allowance for Doubtful Accounts	161,578	318,656	169,725	317,542
4.01.01.09	Provision for Contingencies	394,265	394,265	215,385	215,385
4.01.01.10	Provision for Supplementary Pension Plan	3,666	3,666	13,134	13,134
4.01.01.11	Provision for Assets Impairment	28,269	28,269	264,915	264,915
4.01.01.12	Global Reversion Reserve Charges	97,465	173,046	158,933	158,933
4.01.01.13	Regulatory Asset/Liability	585,829	1,038,776	(224,705)	(311,971)
4.01.01.14	Minority interest in income	(42,322)	(15,213)	(8,017)	(10,367)
4.01.01.15	Financial Charges on Shareholders' Equity	337,645	735,812	346,239	661,802
4.01.01.16	Itaipu Income to offset	225,191	616,636	79,605	261,000
4.01.01.17	Loss/Gain on Assets Disposal	25,737	35,381	497,413	773,410
4.01.01.18	Others	(336,073)	4,773	389,209	(234,040)
4.01.02	Variation in Assets and Liabilities	874,288	7,889	192,011	62,423
4.01.02.01	Restricted Cash	(359,544)	(605,008)	(467,613)	(241,599)
4.01.02.02	Consumers and Resellers	359,639	(31,120)	502,582	539,516
4.01.02.03	Fuel Consumption Account	(105)	62,854	(155,345)	(414,725)
4.01.02.04	Deferred Tax Assets	(2,277)	674,519	(216,550)	517,696
4.01.02.05	Reimbursement Rights	176,550	237,051	(45,542)	129,357
4.01.02.06	Sundry Debtors	(68,444)	(241,954)	(159,333)	(253,351)

10.01 - CONSOLIDATED STATEMENT OF CASH FLOWS - INDIRECT METHOD (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 - 4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
4.01.02.07	Inventory	3,651	(3,005)	(12,272)	(37,527)
4.01.02.08	Prepaid Expenses	430	12,365	(22,135)	(6,547)
4.01.02.09	Compulsory Loan	(5,189)	(6,793)	(2,024)	(4,051)
4.01.02.10	Suppliers	169,958	(100,376)	129,353	(267,932)
4.01.02.11	Advances from Clients	(16,434)	243,984	12,330	21,808
4.01.02.12	Taxes and Social Contributions	(56,058)	(1,128,532)	374,869	(210,845)
4.01.02.13	Fuel Consumption Account	322,096	412,309	364,907	380,876
4.01.02.14	Estimated Liabilities	144,196	205,126	(16,558)	3,328
4.01.02.15	Reimbursement Liabilities	120,935	392,260	(297,189)	171,356
4.01.02.16	Regulatory Fees	73,818	(23,532)	70,174	(15,497)
4.01.02.17	Others	11,066	(92,259)	132,357	(249,440)
4.01.03	Others	(1,141,112)	(1,488,544)	(224,764)	(732,665)
4.01.03.01	Payment of Financial Charges	(581,361)	(613,539)	(427,979)	(442,108)
4.01.03.02	Payment of Global Reversion Reserve Charges	(295,265)	(469,288)	255,990	(96,551)
4.01.03.03	Receipt of Financial Income	564,201	564,201	327,700	327,700
4.01.03.04	Payment of Income Tax and Social Contribution	(566,635)	(707,866)	(321,878)	(463,109)
4.01.03.05	Judicial deposits	(262,052)	(262,052)	(58,597)	(58,597)
4.02	Net Cash from Investment Activities	1,178,927	443,672	(1,327,363)	(924,006)
4.02.01	Loans and Financing Granted	(132,487)	(199,885)	170,983	(314,613)
4.02.02	Receipt of Loans and Financing Granted	1,186,340	1,887,482	(361,975)	1,388,169
4.02.03	Renegotiated Energy Credits Received	457,557	457,557	201,458	201,458
4.02.04	Acquisition of Fixed Assets	(985,741)	(1,904,962)	(1,063,034)	(1,890,510)
4.02.05	Acquisition of Intangible Assets	(111,004)	(111,004)	(3,355)	(3,355)
4.02.06	Acquisition/Transfer of Investments	(28,552)	(463,991)	(235,675)	(302,994)
4.02.07	Receipt of Return on Investment	720,525	724,909	68,127	128,120
4.02.08	Others	72,289	53,566	(103,892)	(130,281)
4.03	Net Cash from Financing Activities	(866,527)	(1,290,951)	(1,139,637)	(791,768)

10.01 - CONSOLIDATED STATEMENT OF CASH FLOWS - INDIRECT METHOD (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 - 4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
4.03.01	Long-term Loans and Financing Obtained	68,084	281,491	42,551	702,104
4.03.02	Payment of Loans and Financing - Principal	147,155	(617,106)	(90,480)	(501,150)
4.03.03	Payment of Shareholders' compensation	(998,337)	(1,001,737)	(708,148)	(710,954)
4.03.04	Payment of Refinancing - Taxes and Contributions Principal	(49,876)	(49,876)	(39,986)	(39,986)
4.03.05	Compulsory Loan and Global Reversion Reserve	273,055	366,228	(242,437)	(163,247)
4.03.06	Others	(306,608)	(269,951)	(101,137)	(78,535)
4.04	Exchange Variation on Cash and Cash Equivalents	0	0	0	0
4.05	Increase (Decrease) in Cash and Cash Equivalents	(882,458)	(677,331)	251,299	1,491,361
4.05.01	Opening Balance of Cash and Cash Equivalents	13,037,127	12,832,000	(80,691)	7,472,364
4.05.02	Closing Balance of Cash and Cash Equivalents	12,154,669	12,154,669	170,608	8,963,725

11.01 - CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 4/1/2009 TO 6/30/2009 (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED LOSSES	8 - ASSET VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	0	0	0	0	0	0	0
5.02	Prior Years Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	0	0	0	0	0	0	0
5.04	Net Income/Loss for the Period	0	0	0	0	(2,048,723)	0	(2,048,723)
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Revenue Reserves	0	0	0	0	0	0	0
5.07	Asset Valuation Adjustments	0	0	0	0	0	(16,110)	(16,110)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	(16,110)	(16,110)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	(879)	0	0	0	0	0	(879)
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	105,392	(7,928)	229,520	(12,335)	0	314,649
5.13	Closing Balance	(879)	105,392	(7,928)	229,520	(2,061,058)	(16,110)	(1,751,063)

11.02 - CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 1/1/2009 TO 6/30/2009 (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVES	5 - REVALUATION RESERVES	6 - REVENUE RESERVES	7 - RETAINED EARNINGS/ ACCUMULATED LOSSES	8 - ASSET VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	26,156,567	30,335,695	196,906	28,900,908	0	28,285	85,618,361
5.02	Prior Years Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	26,156,567	30,335,695	196,906	28,900,908	0	28,285	85,618,361
5.04	Net Income/Loss for the Period	0	0	0	0	(1,947,395)	0	(1,947,395)
5.05	Allocations	0	0	0	0	0	0	0
5.05.01	Dividends	0	0	0	0	0	0	0
5.05.02	Interest on Capital	0	0	0	0	0	0	0
5.05.03	Other Allocations	0	0	0	0	0	0	0
5.06	Realization of Revenue Reserves	0	0	0	0	0	0	0
5.07	Asset Valuation Adjustments	0	0	0	0	0	(19,270)	(19,270)
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	(19,270)	(19,270)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	(879)	0	0	0	0	0	(879)
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Others	0	230,053	(11,228)	501,002	(10,573)	0	709,254
5.13	Closing Balance	26,155,688	30,565,748	185,678	29,401,910	(1,957,968)	9,015	84,360,071

00243-7	CENTRAIS ELET BRASILEIRAS S.A.

00.001.180/0001-26

06.01 – NOTES TO THE FINANCIAL STATEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S.A.

ELETROBRÁS

(PUBLICLY-HELD COMPANY)
Corporate Taxpayer's ID (CNPJ) 00.001.180/0001 -26

NOTES TO THE FINANCIAL STATEMENTS
FOR THE QUARTER ENDED
JUNE 30, 2009
(PARENT COMPANY AND CONSOLIDATED)

NOTE 1 - PRESENTATION OF THE QUARTERLY INFORMATION

The Quarterly Information (parent company and consolidated) is the responsibility of the Company's Management and has been reported in accordance with the accounting practices adopted in Brazil, the Brazilian Corporation Law - Law No. 6404/1976 and further amendments, in addition to the rules and additional provisions enacted by the Brazilian Committee on Accounting Pronouncements (CPC), Federal Accounting Council (CFC), Brazilian Securities Commission (CVM) and the Brazilian Electricity Regulatory Agency (ANEEL).

The Statements of Cash Flows for the period ended June 30, 2008 and from April 1, 2008 to June 30, 2008 was reclassified due to the consolidation of the distribution companies of ELETROBRÁS, therefore such effect has not been reviewed by our current independent auditors.

The accounting practices adopted are the same outlined in the Financial Statements of December 31, 2008.

The estimate of effects on net income for the period and shareholders' equity as a result of the new accounting practices, as if they had been adopted in June 2008, is as follows:

	PARENT COMPANY

	Net	Shareholders'
	Income	Equity

Balance as per previous accounting practice	-
Law 6404/1976 (published)	984,374	81,605,171

Adjustments of effects deriving from the first-time adoption of Law 11638/2007 and Provisional Measure 449/2008:
Parent Company:	3,470	(763,381)

- Deferred expenses related to studies and projects
written-off	-	(294,460)
- IR/CSSL temporary differences	-	100,116
- Present value adjustment of Founders' Shares	3,470	(569,037)

Balance as per current accounting practice	1,204,930	81,067,530

NOTE 2 - CONSOLIDATION PROCEDURE

I) The Quarterly Information - ITRs (parent company and consolidated) reflects the balances of assets and liabilities on June 30, 2009 and March 31, 2009, and operations for the quarters ended June 30, 2009 and 2008 of the parent company, direct and indirect subsidiaries, and jointly-controlled subsidiaries. The quarterly information prepared with a functional currency different from the parent company is translated into the reporting currency in Brazil, for the purposes of equity accounting and consolidation of the financial statements and include the following companies, besides ELETROBRÁS:

	ELETROBRÁS INTEREST

	2009 and 2008

	Direct	Indirect

FURNAS	99.54%	-
CHESF	99.45%	-
ELETROSUL	99.71%	-
ELETRONORTE	99.03%	-
ELETRONUCLEAR	99.81%	-
ITAIPU BINACIONAL (*)	50.00%	-
CGTEE	99.94%	-
ELETROPAR	81.61%	-
CERON	99.96%	-
CEAL	75.16%	-

	ELETROBRÁS INTEREST

	2009 and 2008

	Direct	Indirect

CEPISA	98.56%	-
ELETROACRE	93.29%	-
AMAZONAS ENERGIA (**)	100.00%	-
BOA VISTA ENERGIA (***)	-	100.00%
SC ENERGIA(****)	-	100.00%
RS ENERGIA(****)	-	100.00%
CONSÓRCIO CRUZEIRO DO SUL ENERGÉTICA(****)	-	49.00%
FIDC FURNAS I (*****)	-	100.00%
FIDC FURNAS II (*****)	-	100.00%

(*) - Subsidiary jointly-controlled with ANDE (Paraguay).
(**) - Formerly MANAUS ENERGIA
(***) - Indirect interest by means of ELETRONORTE.
(****) - Indirect interest by means of ELETROSUL
(*****) - Indirect interest by means of FURNAS.

II) We present below the main consolidation practices adopted:

a) Elimination of investor's investment in investees and corresponding entry to its interest in respective shareholders' equity.

b) Elimination of intercompany balances receivable and payable.

c) Elimination of intercompany revenues and expenses.

d) Participation of minority shareholders in consolidated investees is highlighted in consolidated non-current liabilities and net income.

e) In view of the non-existence of unrealized income in intercompany operations, the net income (loss) and shareholders' equity of the parent company are equal to the consolidated result.

III) Consolidation procedures of jointly-controlled subsidiary ITAIPU Binacional

a) The Financial Statements of ITAIPU Binacional are originally prepared in U.S. dollars (functional currency). The assets and liabilities were translated into reais at the exchange rate on June 30,

2009 - US$1.00 - R$1.9516, published by the Brazilian Central Bank (March 31, 2009 - US$1.00 - R$ 2.3152), and income accounts by the monthly average rate.

b) The income to offset from ITAIPU Binacional is shown in the consolidated fixed assets.

c) The interest on capital paid by ITAIPU Binacional is recorded as income of the parent company and eliminated on consolidation.

d) All the income generated by ITAIPU Binacional in the consolidation is eliminated through the item Income Offset from ITAIPU Binacional.

Below, just for analysis purposes, are presented the summary of the Balance Sheet and the Statement of Operations for the period, excluding the effects of the proportional consolidation of ITAIPU Binacional. The information aims at presenting to shareholders and capital market analysts the effect ITAIPU Binacional's Financial Statements has on the consolidated statements of the ELETROBRÁS System, given its particularities, and these should not be taken, under any circumstance, to be the Consolidated Financial Statements of the ELETROBRÁS System.

CONSOLIDATED BALANCE SHEET (merely informative) (R$ thousands)

	06/30/2009

	EXCLUDING	INCLUDING
ASSETS	ITAIPU	ITAIPU

CURRENT
Consumers and resellers	4,325,056	4,372,579
Financing and loans	1,412,285	1,382,103
Others	18,572,916	18,928,661

	24,310,257	24,683,343

NON-CURRENT
Financing and loans	19,004,963	11,563,950
Others	9,114,980	9,272,970

	28,119,943	20,836,920

INVESTMENTS	6,319,057	6,221,477
FIXED AND INTANGIBLE ASSETS	59,772,871	77,650,665

	66,091,928	83,872,142

TOTAL ASSETS	118,522,128	129,392,404

	06/30/2009

	EXCLUDING	INCLUDING
LIABILITIES AND SHAREHOLDERS' EQUITY	ITAIPU	ITAIPU

CURRENT
Financing and loans	659,269	1,008,721
Suppliers	3,080,297	2,494,191
Others	6,886,118	7,455,067

	10,625,684	10,957,978

NON-CURRENT
Financing and loans	6,348,783	16,244,191
Others	16,981,490	17,624,063

	23,330,273	33,868,254

MINORITY INTEREST	206,101	206,101
SHAREHOLDERS' EQUITY	84,360,070	84,360,070

	84,566,171	84,566,171

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	118,522,127	118,522,127

CONSOLIDATED STATEMENT OF OPERATIONS
(merely informative)
(R$ thousand)

	06/30/2009

	EXCLUDING	INCLUDING
	ITAIPU	ITAIPU

OPERATING REVENUES
Electricity operations	12,014,392	12,123,741
Deductions	(1,144,234)	(1,144,234)
Others	243,161	243,161

	11,113,319	11,222,668

OPERATING EXPENSES
Energy purchased for resale	(4,441,226)	(2,700,933)
Depreciation and amortization	(1,197,806)	(1,197,806)
Income offset from Itaipu	-	(616,636)
Others	(5,866,792)	(6,525,990)

	(11,505,824)	(11,041,365)
OPERATING RESULT BEFORE FINANCIAL
RESULT	(392,505)	181,303

FINANCIAL RESULT	(2,292,591)	(2,889,763)

EQUITY INTEREST RESULTS	446,430	465,700

OTHER REVENUES AND EXPENSES	(52,461)	(48,367)

LOSS BEFORE CSLL AND IRPJ	(2,291,127)	(2,291,127)

CSLL AND IRPJ	316,880	316,880

LOSS BEFORE PROFIT SHARING	(1,974,247)	(1,974,247)

06/30/2009

	EXCLUDING	INCLUDING
	ITAIPU	ITAIPU

Profit sharing	-	-
Minority interest	(15,213)	(15,213)
Reversal of interest on capital	-	-

LOSS	(1,989,460)	(1,989,460)

Loss per 1,000 shares	(R$ 1.76)	(R$ 1.76)

NOTE 3 - CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

	Parent Company		Consolidated

	06/30/2009	03/31/2009	06/30/2009	03/31/2009

I - Cash and cash equivalents
Cash and banks	34,771	3,514	266,469	121,493
Financial investments	9,357,504	9,953,063	11,888,199	12,915,634

	9,392,275	9,956,577	12,154,668	13,037,127

II - Restricted cash
CCC (fuel consumption account)	534,932	283,246	534,932	283,246
Trading of ITAIPU's electricity	65,188	70,653	65,188	70,653
PROINFA	739,274	625,951	739,275	625,951

	1,339,394	979,850	1,339,394	979,850

	10,731,669	10,936,427	13,494,063	14,016,977

The cash and cash equivalents are held with Banco do Brasil S.A., according to specific laws for mixed capital corporations under federal government control, enacted by Decree-law 1290 of December 3, 1973, and amendments from Resolution 2,917 of December 19, 2001 of the Brazilian Central Bank, which set forth new mechanisms for companies under indirect federal administration.

The short-term financial investments, with high liquidity, are extra-market funds whose return goal is based on the SELIC average rate.

NOTE 4 - MARKETABLE SECURITIES

ELETROBRÁS and its subsidiaries classify securities as held to maturity, based on the management strategies for these assets.

The securities held to maturity are recorded at the acquisition cost, plus interest and monetary adjustments, with a contra-entry to income.

In addition, CFT-E1 notes and investment certificates deriving from FINOR (Northeast Investment Fund) and FINAM (Amazon Investment Fund) tax incentives reported in line "other" are adjusted by provisions for losses upon their realization, and therefore, are shown net:

		R$ thousands

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	03/31/2009	06/30/2009	03/31/2009

NON-CURRENT
CFT-E1	204,410	205,863	204,410	205,863
NTN-P	140,958	138,636	144,553	142,176
Partnership income	165,981	167,735	165,981	167,735
Founders' shares	94,584	92,641	94,584	92,641
Other	4,678	11,590	4,820	12,610

	610,611	616,465	614,348	621,025

a) PARTNERSHIP INCOME - This refers to income deriving from partnership investments (see Note 16), corresponding to an average remuneration equivalent to the IGP-M variation plus interest of 12% to 13% per annum (p.a.) on the capital invested, as shown below:

	R$ thousands

	PARENT COMPANY AND CONSOLIDATED

	06/30/2009	03/31/2009

EATE	45,406	48,969
TANGARÁ	68,483	66,255
ELEJOR	17,271	16,719
Other	34,821	35,792

	165,981	167,735

b) FOUNDERS' SHARES - shares acquired as a result of the restructuring of ELETROBRÁS' investment in INVESTCO S.A. These assets assure annual income equivalent to 10% of the companies' profit (mentioned below), paid together with the dividends, and will be redeemed on maturity expected for October 2032, by converting them into preferred shares of these companies, as follows:

	R$ thousands

	PARENT COMPANY AND CONSOLIDATED

	06/30/2009	03/31/2009

PAULISTA LAJEADO	49,975	49,975
LAJEADO ENERGIA	266,798	266,798
EDP LAJEADO	184,577	184,577
CEB LAJEADO	151,225	151,225

Face value	652,575	652,575
Adjustment to present value	(557,992)	(559,934)

Present value	94,584	92,641

According to Law 11638/2007, these shares are now valued at their present value, in compliance with CVM Resolution 564/2008 which approved the accounting pronouncement CPC-12.

NOTE 5 - ELECTRICITY CONSUMERS AND RESELLERS

I - The amounts receivable from electricity consumers and resellers are shown at their probable value of realization as detailed in Exhibit I of these notes and include the Regulatory Asset described in Note 10.

II - Electricity trading - ITAIPU Binacional

The Law 10438 of April 26, 2002, attributed to ELETROBRÁS the responsibility for the acquisition of all electricity generated by ITAIPU to be consumed in Brazil, and for the trading of this electricity.

Therefore, in the second quarter of 2009, the equivalent to 17,744 GWh was sold, the energy supply tariff (purchase) practiced by ITAIPU was US$22.60/kW and the sale tariff was US$25.03/kW.

The results from the trading of ITAIPU's electricity, in accordance with Decree 4550 of December 27, 2002, observing the amendments introduced by Decree 6265 of November 22, 2007, are destined as follows (see Note 10):

a) if positive, it will be allocated, by means of prorating to the individual consumer, through a bonus credit in the consumers' electricity bills of the Brazilian Interconnected Electric System, for the residential and rural classes with monthly consumption lower than 350 kWh.

b) if negative, it is incorporated by ANEEL in the calculation of the sale tariff of electricity contracted in the year subsequent to the formation of the result.

In the second quarter of 2009, the activity had a surplus of R$33,972 thousand in the year, and the resulting obligation is included in the item "Reimbursement Obligations".

III - Electricity trading - PROINFA

The electricity trading within the scope of PROINFA (Brazilian Renewable Energy Incentive Program) generated a positive net result in the second quarter of 2009 of R$187,559 thousand (March 31, 2009 - R$219,697 thousand), not causing any impact on the loss for the period of ELETROBRÁS. This amount was included under the item "Reimbursement Obligations".

IV - Operations at the Electricity Trading Chamber - CCEE

The amounts related to the operations practiced within the scope of CCEE are recorded based on information made available by the Chamber.

V - Allowance for doubtful accounts

The Company establishes and maintains allowances, in compliance with ANEEL rules, based on the analysis of amounts included in the overdue accounts receivable and the history of losses, the amount of which is deemed by the Company's Management as sufficient to cover losses on the realization of these assets. The balance on June 30, 2009 is R$1,354,321 thousand (March 31, 2009 - R$1,594,016 thousand), as follows:

	R$ thousands

	CONSOLIDATED

	06/30/2009	03/31/2009

RTE - Extraordinary Tariff Adjustment (Free Energy -
Loss of Revenue and Portion A)	65,546	67,302

Consumers and Resellers
Companhia Energética do Amapá	640,546	602,364
Others	354,669	630,790

	1,060,761	1,300,456

CCEE (Electricity Trading Chamber) - Short-Term Energy	293,560	293,560

	1,354,321	1,594,016

For tax purposes, the surplus provision established in relation to the provisions of Law 9430/1996 has been added to the taxable income for the purposes of Income Tax - IRPJ and also the calculation basis of Social Contribution on Net Income - CSLL.

NOTE 6 - FINANCING AND LOANS GRANTED

Pursuant to CPC 14 - financial instruments, the financing and loans granted are classified as financial assets, with the intention of being held to maturity. These financings and loans (see Exhibit II) and the respective charges are appropriated up to the balance sheet date and are restated according to the contractual monetary adjustment or foreign exchange rates.

The financing and loans granted are made with ELETROBRÁS's own funds, in addition to sector funds, foreign funds obtained by means of international development agencies, financial institutions, as well as those deriving from the offering of securities on the international financial market.

All the financing and loans are supported by formal agreements executed with borrowers. The amounts receivable are mostly repayable in monthly installments, within a ten-(10) year average term, and the average interest rate weighted by the portfolio balance is 9.47% p.a.

The financing and loans granted with a currency adjustment clause, accounted for nearly 45% of the total portfolio. Those providing for adjustment based on indexes that represent domestic price-levels account for 26% of the portfolio balance.

I - Credits with AES-ELETROPAULO - Lawsuit

ELETROBRÁS Management will proceed with the execution process and, supported by its legal counsels' opinion, considers the realization of the credit as practically certain.

These credits, on June 30, 2009, amounted to R$393,115 thousand, based on the original conditions of agreements with ELETROPAULO, recorded in the books, which if adjusted by the indexes practiced by the courts amount to R$1,125,735 thousand. The Company's Management, in a prudent and conservative manner, does not record the amount of the adjustment based on criteria different from those contractually agreed upon, electing to wait for the execution process.

II - Allowance for Doubtful Accounts

The Company recognizes allowances for doubtful accounts of R$179,496 thousand (March 31, 2009 - R$134,948 thousand) corresponding to the principal and the servicing of the debt of defaulting companies. The amount of the provision is deemed as sufficient by the Company's Management to cover losses with these assets, based on the portfolio trend analysis.

NOTE 7 - RESCHEDULED RECEIVABLES

		R$ thousands

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	03/31/2009	06/30/2009	03/31/2009

CURRENT
CEB	9,405	8,450	9,405	8,450
CELG	48,697	68,276	71,298	91,879
AES-SUL	9,797	11,897	9,797	11,897
CEMAT	-	-	5,995	11,124
States debt rollover	-	-	137,829	132,465
National Treasury	-	-	120,234	116,954
Others	14	16	210,592	126,402

	67,912	88,639	565,149	499,171

NON-CURRENT
CEB	-	734	-	734
CELG	136,455	163,286	390,425	433,806
AES-SUL	11,500	15,664	11,500	15,664
States debt rollover	-	-	519,000	531,994
National Treasury	-	-	431,987	446,711
Others	11	12	387,521	385,505

	147,966	179,696	1,740,433	1,814,414

	215,878	268,335	2,305,583	2,313,586

The renegotiated credits are formalized by means of agreements for payment of the accumulated debt in installments by the debtors, and bear interest rates and monetary adjustments compatible with market conditions, with fixed terms for the repayment of the principal and charges and are deemed as recoverable by the Company's Management.

NOTE 8 - RETURN ON INVESTMENTS

The amounts below refer to dividends and interest on capital receivable, net of withholding income tax where applicable, and deriving from permanent investments held by ELETROBRÁS.

		R$ thousands

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	03/31/2009	06/30/2009	03/31/2009

FURNAS	265,186	258,922	-	-
CHESF	-	557,634	-	-
ITAIPU Binacional	-	1,158	-	-
ELETROSUL	-	139,659	-	-
ELETRONUCLEAR	30,301	29,585	-	-

		R$ thousands

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	03/31/2009	06/30/2009	03/31/2009

ELETROPAR	-	8,508	-	-
CEMAR	236	47,219	236	47,219
CTEEP	62,206	58,926	62,206	58,926
Other	75,471	84,620	81,787	119,505

	433,400	1,186,231	144,229	225,650

NOTE 9 - DEFERRED TAX ASSETS AND RECOVERABLE TAXES

		R$ thousands

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	03/31/2009	06/30/2009	03/31/2009

CURRENT ASSETS
Withholding income tax	422,174	226,411	496,225	276,459
Advances of IRPJ and CSLL	286,322	271,965	563,523	420,546
Negative base CSLL	-	-	8,912	16,333
IRPJ/CSLL temporary differences	-	-	42,037	317,054
PASEP/COFINS to be offset	13,940	8,209	80,270	74,130
Recoverable ICMS (State VAT)	-	-	22,204	72,680
Others	124,000	134,282	194,159	227,852

	846,436	640,867	1,407,330	1,405,054

The tax credits above will be offset upon the submission of the Corporate Income Tax Return - DIPJ/2010 (related to the calendar year of 2009), against IRPJ and CSLL liabilities (see Note 21).

		R$ thousands

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	03/31/2009	06/30/2009	03/31/2009

NON-CURRENT ASSETS
Recoverable ICMS	-	-	843,312	793,495
IRJP/CSLL temporary differences	-	583,187	122,788	702,988
Provision for contingencies	458,291	481,718	691,482	507,121
Allowance for doubtful accounts	70,169	54,906	190,591	57,721
Provision for adjustment to market value	134,924	132,559	135,202	132,559
Adjustment of Law 33638/2007 - RTT	102,077	102,077	102,077	102,077
PIS/COFINS	-	-	530,727	505,307
Others	165,591	-	203,065	36,302

	931,052	1,354,447	2,819,244	2,837,570

The Deferred Tax Assets deriving from temporary differences in the calculation basis of IRPJ and CSLL, will be utilized as the events that gave rise thereto take place.

Considering the history of profitability of the Company, as well as the expectation of generating taxable income over the coming years, the recognition of these assets is based on the realization capacity of the deferred tax asset recorded, identified with future trend analysis, supported by a technical study prepared based on in-house assumptions and macroeconomic, business and tax scenarios that may change in the future.

In view of the nature of the tax credits, the expectation is they will be realized over the next five to eight years, upon the occurrence of the corresponding triggering events.

The Directive Release 2.775/2008 - SFF/ANEEL of December 24, 2008, regulates among other issues inherent to the closing of the 2008 Financial Statements of electricity public utility concessionaires, the refund to the Fuel Consumption Account - CCC of amounts corresponding to PIS/PASEP and COFINS credits taken on the fuel acquired for electricity generation under the non-cumulative system between 2004 and 2008.

The management of subsidiary Amazonas Energia until 2007 understood that the fuel acquired for electricity generation purposes subsidized by CCC was not entitled to PIS/PASEP and COFINS credits. In view of the new facts, the subsidiary management, supported by its legal counsels' opinion, recognized the credit over all the company's fuel oil acquisitions during the period determined by ANEEL, computing a tax credit of R$483,948 thousand and recognizing this in non-current assets, observing the assessment period of the past five years.

The utilization of recognized tax credits is subject to future operations that originate taxes payable which, according to the subsidiary management's opinion, will occur even under the assumption of replacement of fuel oil with natural gas as input in the electricity generation.

Nevertheless, in order to avoid eventual risks of losing these credits, supported by Law No. 10637/2002 and 10833/2003 under the statute of limitations, the subsidiary management guided by its legal counsels filed at court a lawsuit against the federal government to suspend the statute of limitation period.

The corresponding CCC debts related to ICMS are recognized at their original values and in the ratio provided for by Law no. 8631/1993. Those related to PIS/PASEP and COFINS were computed observing the limits that exceed the percentage set forth in Law No. 8631/1993, however, ANEEL understands via Technical Note no. 359/08 - SFF/ANEEL of August 11, 2008 that refund occurs by the total recoverable amount.

The subsidiary management supported by its legal counsels pleaded at court the suspension of effects of said regulatory authority's resolutions, especially ANEEL Resolutions No. 432/2007 and ANEEL 303/2008 and the Directive Release 2775/2008 - SFF/ANEEL, which has its effects suspended.

Unconstitutionality of PIS/PASEP and COFINS: the Federal Supreme Court - STF declared the unconstitutionality of paragraph 1 of the Article 3 of Law No. 9718/1998, which increased the calculation basis of PIS/PASEP and COFINS and at that time gave a new concept of sales revenue that started to cover all revenues earned by a legal entity, regardless of the type of activity performed and the accounting classification adopted. This provision was not supported by the Constitution and was the subject of a subsequent Constitutional amendment.

Based on the Brazilian Tax Code - CTN, the companies of the ELETROBRÁS system sought the recognition of their right to credit and the refund of overpaid amount as a result of the unconstitutional increase of the calculation basis of these contributions. Until the conclusion of these financial statements, no final decision was rendered on this matter.

The companies of the ELETROBRÁS System, therefore, have potential PIS/PASEP and COFINS tax credits that are being determined, not recognized in these Financial Statements, as said declaration of unconstitutionality only benefits the plaintiffs of extraordinary appeals judged.

The Provisional Measure MP 466 of July 29, 2009 established new mechanisms for the realization of PIS/COFINS and ICMS credits (see Note 41).

NOTE 10 - REGULATORY ASSET

I - Electricity Sector General Agreement

The Brazilian electricity sector was subject to the Electricity Consumption Rationing Emergency Program, managed by the Electricity Crisis Management Chamber created by the federal government to administer demand adjustment programs, coordinate actions to increase energy supply and implement emergency measures during the electricity rationing period effective between June 1, 2001 and February 28, 2002.

The Law No. 10438/2002 formalized the legal instruments to implement the Electricity Sector General Agreement deriving from the rationing program and authorized ANEEL to implement the Extraordinary Tariff Adjustment - RTE that aims at recovering the financial impacts to which the companies comprising the Brazilian Interconnected Electric System were subject.

In this scenario, the electricity generation companies recognized the free energy-related credits, loss of revenue and portion A realizable according to the Electricity General Agreement, via collection of RTE from final consumers and deadline established by ANEEL, which varies according to each distribution company.

Free energy losses unbilled by distribution companies in 2Q09 were recognized, amounted to R$522 thousand, recorded under Losses on the realization of assets, in the Operating Expenses group.

The net residual values recorded as regulatory assets deriving from the Electricity Sector General Agreement are included in the Consumers and Resellers account (see Exhibit I) as follows:

R$ thousands

CONSOLIDATED

RTE - Portion A, Free Energy and Generation Refund
Balance at December 31, 2008	97,877
(-) Losses	(522)
(-) Realized	(7,404)

Unrealized balance at June 30, 2009	89,951

Allowance for Doubtful Accounts
Balance at December 31, 2008	(66,998)
(+) Reversal	2,092
(-) Increase	(640)

(65,546)

Unrealized balance at June 30, 2009	24,405

II - Trading of Itaipu Binacional's electricity

Supported by Law No. 11480/2007, the adjustment factor was removed from the financial agreements executed with ITAIPU Binacional and from the credit assignment agreement executed with the National Treasury as of 2007, while guaranteeing full maintenance of ELETROBRÁS receivables flow.

As a result, the Decree 6265 of November 22, 2007 was enacted with a view to regulating the trading of ITAIPU Binacional's electricity, defining the factor to be applied in the sale tariff, creating a Regulatory Asset related to the factor annually verified, corresponding to the annual adjustment factor removed from financing to be annually included in the sale tariff as from 2008.

Therefore, as from 2008 the factor deriving from the removal of annual adjustment factor will be included in the sale tariff of power generated by ITAIPU Binacional, whose amounts are annually defined by means of joint ministerial ordinance of the Ministries of Finance and of Mines and Energy. The sale tariff effective in 2009 includes the amount corresponding to US$214,989 thousand, ratified by the ordinance MME/MF 398/2008.

The balance of Regulatory Asset deriving from the trading of ITAIPU Binacional's electricity represented by the item Reimbursement Rights, under Non-Current Assets amounts to R$2,706,935 thousand corresponding to US$1,387,034 thousand.

The methodology to compute the Regulatory Asset was regulated by the joint ministerial ordinance MME/MF 313/2007 of December 11, 2007.

NOTE 11 - NUCLEAR FUEL INVENTORY

The nuclear fuel used in the thermonuclear power plants Angra I and Angra II is made of elements manufactured with metallic components and uranium tablets.

Initially, the uranium ore and services necessary for its manufacturing are acquired and classified in Non-current assets - long-term receivables in the account "Nuclear Fuel Inventory". After concluding the manufacturing process, the portion related to the consumption estimated of the 12 subsequent months is reclassified into current assets, under "Inventory". On June 30, 2009, the amount corresponding to this portion is R$319,973 thousand (March 31, 2009 - R$324,526 thousand).

The monthly recognition in operating expenses occurs proportionally, considering the monthly energy effectively generated in relation to the total energy estimated for each fuel element and the Company makes periodic inventories and assessments of nuclear fuel elements which have undergone the electricity generation process and are stored at the used fuel warehouse.

Below, the breakdown on June 30, 2009 of the long-term nuclear fuel inventory for the operations of the thermonuclear power plants Angra I and UTN Angra II:

	R$ thousands

	CONSOLIDATED

	06/30/2009	03/31/2009

NON-CURRENT
Nuclear Fuel Inventory
Uranium concentrate	111,949	129,046
Ready elements	161,424	90,796
Storehouse supplies	267,698	254,384
In progress - nuclear fuel	175,177	237,875

	716,248	712,101

NOTE 12 - ADVANCES FOR FUTURE CAPITAL INCREASE

ELETROBRÁS records under non-current assets the amounts corresponding to advances for the future capital increase in the following investees:

		R$ thousands

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	03/31/2009	06/30/2009	03/31/2009

Subsidiaries
FURNAS	31,154	31,154	-	-
CHESF	294,397	294,397	-	-
ELETROSUL	332,643	94,576	-	-
ELETROPAR	62,285	62,285	-	-

		R$ thousands

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	03/31/2009	06/30/2009	03/31/2009

CEAL	147,498	133,320
ELETROACRE	87,830	83,407

	955,806	699,139	-	-

Other investments	4,001	4,001	4,001	4,001

	959,807	703,140	4,001	4,001

NOTE 13 - INVESTMENTS

		R$ thousands

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	03/31/2009	06/30/2009	03/31/2009

Equity Accounting

a) Subsidiaries (Exhibit III)
	40,082,589	40,076,791	-	-

		R$ thousands

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	03/31/2009	06/30/2009	03/31/2009

b) Associated Companies

CELPA	348,484	379,847	348,484	379,847
CEEE-GT	167,051	141,494	167,051	141,494
CEMAT	474,866	462,539	474,866	462,539
EMAE	321,198	323,444	321,198	323,444
CTEEP	1,539,657	1,447,818	1,539,657	1,447,818
CEMAR	245,751	218,113	245,745	218,113
CEEE-D	3,819	8,105	3,819	8,105
INAMBARI	6,174	3,910	6,174	6,517
ENERPEIXE (b)	-	-	442,299	432,489
STN (b)		-	118,119	112,451
ARTEMIS (b)		-	72,728	69,903
UIRAPURU (b)		-	22,119	20,868
ETAU (b)		-	14,907	13,228
TRANSLESTE		-	13,615	-
TRANSIRAPÉ		-	6,822	6,299
TRANSUDESTE		-	9,462	8,855

		R$ thousands

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	03/31/2009	06/30/2009	03/31/2009

CENTROESTE DE MINAS		-	6,885	6,533
CHAPECOENSE		-	240,676	236,628
INTESA		-	93,079	92,311
AMAZONIA - AETE		-	27,658	26,930
ENERGETICA		-	123,970	123,970
SERRA DO FACÃO		-	177,934	326,019
RETIRO BAIXO		-	67,188	67,188
BAGUARI		-	72,461	67,122
BRASNORTE		-	50,850	39,600
AMAPARI		-	40,674	40,443
PORTO VELHO
TRANSMISSORA DE
ENERGIA			18,380	-
ESTAÇÃO TRANSMISSORA DE ENERGIA			48,401	-
ENERGIA SUSTENTÁVEL		-	346,776	236,004
OTHERS	412,619	412,617	451,916	427,347

	3,519,619	3,397,886	5,573,919	5,342,064
Acquisition cost

GUASCOR	3,300	3,300	3,300	3,300
CDSA	11,801	11,801	11,801	11,801
CELESC	28,241	28,241	28,241	28,241
CESP	269,679	269,679	269,679	269,679
COELCE	15,328	15,328	15,328	15,328
SAELPA	11,272	11,272	11,272	11,272
AES TIETÊ	23,046	23,046	23,046	23,046
EATE	14,719	16,411	14,719	16,411
TANGARA	21,738	21,738	21,738	21,738
ELEJOR	9,760	9,829	9,760	9,829
Other investments	35,557	36,251	238,674	362,694

	444,441	446,896	647,558	773,339

	43,979,753	43,921,573	6,154,581	6,115,403

(a) Quarterly Information reviewed by other independent public accountants.
(b) Review report of independent public accountants related to the Quarterly Information not available up to the closing date of this Financial Information.
(c) No holding of voting capital, but with significant influence in the company's management.
(d) Indirect interest by means of the Company's subsidiaries.

ELETROBRÁS is defendant in several lawsuits filed at court and in various stages of judgment (see Note 27), for which assets representing 5.78% of the total investments portfolio were offered as guarantee in appeals to these lawsuits, as follows:

	R$ thousands		R$ thousands

	Amount of	Blocked	Blocked
Investments	investment	percentage	investment

CTEEP	1,539,657	89.37%	1,375,992
EMAE	321,198	100.00%	321,198
CESP	269,679	95.82%	258,406
AES TIETE	23,046	89.22%	20,562
COELCE	15,328	100.00%	15,328
DUKE	3,344	62.48%	2,089
CEMAT	474,866	86.64%	411,424
CEB	3,528	50.00%	1,764
CELPA	348,484	5.31%	18,505
CELPE	4,689	70.38%	3,300
CELESC	28,241	15.24%	4,304
CEEE-GT	167,052	87.39%	145,986

Total	3,199,112		2,578,858

Other Investments	40,847,537		-

	44,046,649	5.85%	2,578,858

Over the past years, ELETROBRÁS has invested in project partnerships with private enterprise, where the Company is minority preferred shareholder. These projects target the generation and transmission of electricity, whose values are classified in Assets - Investments.

In this regard, in view of the need of expanding investments in the electricity sector, aligned with the federal government's plans of attracting new capital as provided for by Law 10438/2002, ELETROBRÁS subsidiaries also participate as minority common shareholders in electricity services concessionaires, classified in Assets - Investments, recorded at Acquisition Cost or by Equity Accounting, where applicable.

ELETROPAR holds a minority interest in the capital stock of Eletronet S.A. - ELETRONET (49%) and acts as representative of the interests of electricity CEDING COMPANIES controlled by ELETROBRÁS with ELETRONET. ELETROPAR transfers business earnings to said CEDING COMPANIES and it is only entitled to a management fee and the refund of its expenses on account of such business.

ELETROPAR, as of September 20, 2002, took over the management of ELETRONET, due to default of the minority shareholder - AES Bandeirante Empreendimentos Ltda. to provide the monetary adjustment of the 4th portion of the capital stock.

The Board of Directors of ELETRONET resolved in 2003 to declare the company's bankruptcy, since all the possibilities of keeping it as a going concern had been exhausted, and there was no perspective of a definitive solution.

At the Extraordinary General Meeting of ELETRONET held in April 2003, the shareholders approved the declaration of the company's bankruptcy with motion in limine for continuation of its business and the Management was authorized to take the appropriate legal measures.

In May 2003, ELETRONET requested to the Judiciary Branch of the State of Rio de Janeiro the declaration of its bankruptcy with motion in limine for continuation of its business, and the 5th Corporate Court decreed its bankruptcy as requested. Thus, ELETRONET continued operating under the administration of the Judiciary Branch.

In June 2006, ELETROPAR and the bankrupt ELETRONET S.A. received extrajudicial notifications from CEDING COMPANIES (CHESF, ELETRONORTE, ELETROSUL AND FURNAS), unilaterally terminating the Agreement ECE-1166/99, executed with ELETROPAR on June 29, 1999 and respective Addenda, which set forth the conditions for the latter to transfer to ELETRONET S.A. the right to access and use cables and infrastructure, as well as to be refunded for 50% of costs incurred in managing this structure.

However, we point out that this termination does not compromise the credits receivable corresponding to the reimbursements due and charged until December 31, 2006. By means of this act, the CEDING COMPANIES, based on contractual provisions request among other things: i) to be vested in the possession of assets comprising the infrastructure implemented to provide telecommunication services; ii) to exercise the right of claiming the optical cables; and iii) to maintain the basic services of the domestic electricity transmission integrated system, as well as the non-interruption of services provided by ELETRONET's employees.

On the same date, the CEDING COMPANIES filed a petition at the 5th Corporate Court of the District of Rio de Janeiro requesting an injunction, which was definitively granted on January 14, 2008, only pending for its effectiveness the release of R$380,000 thousand in the checking account of the bankrupt ELETRONET S/A, being the amount which was determined by the court expert. In view of this decision, the CEDING COMPANIES, LT BANDEIRANTES EMPREENDIMENTOS LTDA. (successor of AES Bandeirantes Empreendimentos Ltda. and partner of ELETROPAR in ELETRONET S/A) and the bankrupt estate of ELETRONET S/A filed an interlocutory appeal. In none of the cases was the anticipated protection or the suspensive effect granted.

It is worth mentioning the opinion of the 5th Bankrupt Estates Prosecutor Office, dated May 9, 2007, page 4,781 of the bankruptcy records, declaring there is no indication of bankruptcy crime in the adjudication of the bankruptcy, and accordingly, in addition to the lapse of the punitive claim on May 15, 2007, it was not necessary to start a legal investigation.

NOTE 14 - Fixed Assets

The amount of fixed assets, the analysis of which is shown in the Exhibits IV and IV-A, is adjusted by liabilities connected with the electricity public utility concession representing the amounts received from the federal, state and municipal governments and consumers, as well as donations not subject to any return to the donator, with their maturity subject to the end of the respective concession, and comprise the following:

	CONSOLIDATED

	R$ thousands

	06/30/2009	03/31/2009

Federal government contribution	789,753	778,866
Amortization	81,998	82,416
Consumers contributions	63,952	72,905
Donations and subsidies - investments	339,230	310,627
Other	381,835	227,029

	1,656,768	1,471,844

a) Federal government contribution - this refers to the funds received from the federal government to be used in priority work of electricity generation and transmission.

b) Amortizations - these derive from reserves for amortization recorded up to 1971, pursuant to Federal Decree 41019/57, which were used until that year in the expansion of electricity public service.

c) Consumers contributions - these refer to the funds received to make feasible the execution of projects necessary to meet the demands of electricity supply, not included in the services expansion planning.

d) Donations and subsidies - pure and simple donations, not subject to any return to the donator and subsidies for investments in the electricity public service.

According to the Decree 41019 of February 26, 1957, the assets and facilities used in the production, transmission and distribution of electricity are restricted to these services and may not be removed, sold, assigned or given as mortgage guarantee without the previous and express authorization of the regulatory authority.

I) Recoverable value of assets:

On December 31,2008 the management of the Company and its subsidiaries carried out an assessment of the long-lived assets recovery and will make this assessment every year or whenever any circumstance so requires, mainly the fixed assets maintained and used in operations, with a view to identifying eventual impairment of these assets or groups of assets, in compliance with the Accounting Pronouncement CPC 01 - Assets Impairment.

The Company's Management, supported by the opinion of independent legal counsel, considered the realization of the residual value of net assets at the end of the electricity public service concession, based on the book value. It also considered the depreciation, the asset's useful life and not the concession term.

The fair value calculation utilizes estimated future cash flows, discounted to present value by the discount rate before taxation that reflects the market conditions, current cash value and specific risks related to the asset or group of assets.

As a result, the Company maintains the amount of R$770,231 thousand as provision for asset impairment.

NOTE 15 - INTANGIBLE ASSETS

Specific expenses related to the establishment or acquisition of rights are recorded, including software, plus respective implementation costs where applicable, and amortized by the straight-line method.

		R$ thousands

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	03/31/2009	06/30/2009	03/31/2009

Operating	61,114	61,114	502,060	378,104
(-) Reintegration	(8,334)	(7,871)	(98,217)	(84,974)
In progress	-	-	99,140	90,779

	52,780	53,243	502,983	383,909

NOTE 16 - SUPPLIERS

This includes the energy purchased from ITAIPU Binacional (see Note 8, item II) with the following breakdown:

		R$ thousands

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	03/31/2009	06/30/2009	03/31/2009

CURRENT
Goods, materials and services	82,252	37,217	1,028,570	861,903
Use of electricity grid	-	-	-	3,038
Energy purchased for resale	1,214,676	1,458,683	1,392,824	1,381,912
CCEE (Electricity Trading	34,258	35,096	72,797	77,380
Chamber) - short-term energy

	1,331,186	1,530,996	2,494,191	2,324,233

NOTE 17 - ADVANCES FROM CLIENTS

		R$ thousands

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	03/31/2009	06/30/2009	03/31/2009

CURRENT
ALBRÁS	-	-	37,611	37,778
PROINFA	259,532	275,799	259,532	275,799

	259,532	275,799	297,143	313,577

NON-CURRENT
ALBRÁS	-	-	1,000,142	1,009,446

	259,532	275,799	1,297,285	1,323,023

I - ALBRÁS

The subsidiary ELETRONORTE won the electricity purchase auction conducted by ALBRÁS in 2004 for a period of 20-years supply, for an average of 750 MW/month until December 2006 and 800 MW/month between January 2007 and December 2024, setting a price compatible with the hydroelectric power plant (UHE) Tucuruí break-even tariff as parameter, plus a premium calculated according to the aluminum price at the London Metal Exchange (LME) - England.

Based on these conditions, ALBRÁS, aiming at reducing the basic price, made an energy pre-purchase offering with advance payment, comprising energy credits which will be amortized during the supply period in fixed monthly installments expressed in average MW, according to the tariff effective in the billing month.

The operation took place as follows:

	R$ thousands

	PARENT COMPANY AND CONSOLIDATED

Advances Received	06/30/2009	03/31/2009

2004	300,000	300,000
2005	500,000	500,000
2006	250,000	250,000
2007	150,000	150,000

Total	1,200,000	1,200,000
Amortizations	(162,247)	(152,776)

Total liabilities	1,037,753	1,047,224

II - PROINFA

PROINFA enacted by Law No. 10438/2002 and amendments aims at diversifying the Brazilian energy matrix and seeking regional solutions with the utilization of renewable energy sources, by means of economic utilization of available inputs and applicable technologies, resulting in higher participation of electricity generated based on new sources.

This Program ensures that ELETROBRÁS can purchase the electricity to be generated for a period of 20 years as from 2006, which will be transferred to the distribution concessionaires, free consumers and self-producers, excluding low income consumers, proportionally to consumption.

The transmission and distribution concessionaires pay to ELETROBRÁS the annual amount of cost corresponding to the contribution from captive customers, free consumers and self-producers connected to its facilities, in twelve monthly installments, in the month before the reference date of energy consumption.

In addition, in order to deal with the required payments to PROINFA's generation projects, in the first year of operations of the Program, the distribution and transmission concessionaires, in addition to the quotas related to the current year, anticipated the payment of a twelfth of the annual quota, considering the contracting of all projects included in PROINFA.

NOTE 18 - FINANCING AND LOANS

The analysis of loans and financing, including charges, whose funds are earmarked for the investment program of the ELETROBRÁS System are shown in the Exhibit V (see Note 43).

I - Receivables Securitization Fund - FIDC:

The consolidated statements, in accordance with CVM Rule 408/2004, given the characteristics of funds, consider the receivables balance as an integral part of assets, maintained under the origin classification, and the amount of FIDC net assets reflected as long-term and short-term financing and loans, whose total balance on June 30, 2009 is R$151,125 thousand (March 31, 2009 - R$187,849 thousand), see Exhibit V.

II - Eletrobrás' Agreements:

Eletrobrás' liabilities include loan agreements executed between Eletrobrás and multilateral agencies, such as IDB, KfW and EXIMBANK, guaranteed by the federal government. These agreements observe a standard of debt covenants applicable to agreements with multilateral agencies, in which these clauses are usually agreed upon in negotiations with this type of entity.

In the A/B Loan agreements of syndicated loan between CAF and commercial banks, Eletrobrás has debt covenants typically practiced in the market, among which we mention: corporate existence, change of control, compliance with licenses and authorizations, restriction to significant disposal of assets.

The debt covenants conditions previously mentioned are also included in the bonds agreements (Dresdner and Credit Suisse).

We also inform that Eletrobrás' liabilities do not include agreements with debt covenants of financial indexes.

NOTE 19 - COMPULSORY LOAN

The electricity consumption compulsory loan, enacted by Law No. 4156/1962 with the objective of generating funds for the expansion of the Brazilian energy sector, was extinguished by Law No. 7181 of December 20, 1983, which defined the date of December 31, 1993 as the final date for collection.

In the first phase of this Compulsory Loan, ended with the enactment of Decree-Law No. 1512/1976, the collection included various classes of energy consumers and the credits were represented by bearer bonds issued by ELETROBRÁS.

In a second phase, starting with provisions contained in said Decree-Law, the Compulsory Loan was charged only to industries with monthly energy consumption exceeding 2,000 kwh and the credits were no longer represented by securities, but only recorded in book entry form by ELETROBRÁS.

The remaining Compulsory Loan balance, after the 4th conversion into shares on April 30, 2008, related to the 1988-2004 credits is recorded in current and non-current liabilities, maturing as of 2008 and accruing annual interest of 6%, plus monetary adjustment based on IPCA-E variation and corresponds on June 30, 2009 to R$202,146 thousand (March 31, 2009 - R$216,742 thousand), of which R$123,734 thousand is non-current (March 31, 2009 - R$133,141 thousand).

I - Bearer bonds issued by ELETROBRÁS

The bearer bonds issued as a result of the Compulsory Loan are not marketable securities, they are not traded on stock exchanges, they are not quoted and they are unenforceable. Therefore, ELETROBRÁS Management clarifies that the Company does not have outstanding debentures.

The issue of these bonds was a legal imposition and not a decision of ELETROBRÁS. Likewise, this was not the wish of the bondholders, but they had to comply with a legal duty by force of Law No. 4156/1962. The provisions of Law No. 6404/1976 and Law No. 6385/1976 do not apply to these bonds.

The Brazilian Securities Commission's Board decision rendered in the administrative proceeding CVM RJ 2005/7230, filed by holders of these bonds, affirms verbatim that "the bonds issued by ELETROBRÁS as a result of Law No. 4156/1962 may not be deemed as securities".

CVM also understood that there is neither irregularity in the procedures adopted by ELETROBRÁS concerning its financial statements referring to said bonds, nor in the reporting of lawsuits (see Note 27) seeking the redemption of these bonds.

In addition, the unenforceability of these bearer bonds was reinforced by decisions of the Superior Court of Justice, which reiterated the understanding that they became time-barred and they cannot be used as guarantee of tax foreclosures.

Therefore, Bearer Bonds issued in the first phase of this compulsory loan, as resolved by the Brazilian Securities Commission - CVM, cannot be considered as debentures. In addition, by force of provisions in the Article 4, paragraph 11 of Law No. 4156/1962 and the Article 1 of Decree No. 20910/1932, they are unenforceable, a condition confirmed in the newsletter 344 of the Superior Court of Justice - STJ, mentioning that these bonds cannot be used as guarantee of tax foreclosures, since they are not liquid and they are not debentures.

As a result, the liabilities related to the Compulsory Loan represent the residual credits established between 1988 and 1994 from industrial consumers with consumption exceeding 2,000 kW/h, referring to the second phase of this Compulsory Loan, as well as interest not claimed related to these credits, as follows:

	R$ thousands

	PARENT COMPANY

	06/30/2009	03/31/2009

CURRENT
Interest payable	78,412	83,601

NON-CURRENT
Credits collected	123,734	133,141

	202,146	216,742

NOTE 20 - GLOBAL REVERSION RESERVE (RGR)

This fund was created by the federal government to cover expenses related to indemnities of electricity public service concession reversions. The funds while not used for the purposes for which they are destined are used in the granting of financing for the expansion of the Brazilian electricity sector, improved services and implementation of federal government programs.

The contribution to establish the RGR is the responsibility of the electricity public service concessionaires, by means of a quota called reversion and the appropriation of electricity services of up to 2.5% of the investments of concessionaires and licensees, limited to 3% of annual revenues. The quota value is calculated as a service cost component of those entities (see Note 4, item I.k).

The concessionaires pay their RGR annual quotas, in twelve monthly installments, into a restricted bank account managed by ELETROBRÁS, which operates the account within the limits provided for by Law 5655/1971 and further amendments, not reflected in the Company's financial statements, since it is an independent entity in relation to ELETROBRÁS.

Nevertheless, ELETROBRÁS raises funds from the RGR to be used in specific investment projects, financed thereby, especially:

I - expansion of electricity distribution services;

II - incentive to alternative electricity sources;

III - inventory and feasibility studies for the development of hydroeletric projects;

IV - implementation of power generation units of up to 5,000 kW, exclusively for public service in communities assisted by an isolated electric system;

V - efficient public lighting;

VI - electricity conservation by means of improved quality of products and services;

VII - universalization of access to electricity;

ELETROBRÁS remunerates the RGR for the funds used with annual interest of 5%. On June 30, 2009, the balance withdrawn from the Fund and used in various investments amounted to R$7,350,911 thousand (March 31, 2009 - R$7,187,476 thousand).

NOTE 21 - TAXES AND SOCIAL CONTRIBUTIONS

	R$ thousands		R$ thousands

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	03/31/2009	06/30/2009	03/31/2009

INCOME TAX
Current liabilities	-	143,474	286,273	321,028
Non-current liabilities	-	617,483	357,083	1,103,678
Social contribution
Current liabilities	-	49,461	136,841	138,445
Non-current liabilities	-	222,293	129,804	398,579
PASEP and COFINS
Current liabilities	938	3,160	115,574	115,636
Non-current liabilities	-	-	36,532	41,757
ICMS
Current liabilities	-	-	85,802	91,123
Non-current liabilities	-	-	47,795	46,872

	R$ thousands		R$ thousands

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	03/31/2009	06/30/2009	03/31/2009

PAES
Current liabilities	-	-	129,935	129,748
Non-current liabilities	-	-	874,344	931,725
OTHER
Current liabilities	8,996	14,169	192,769	207,272
Non-current liabilities	-	-	50,613	53,983

TOTAL	9,934	1,050,040	2,443,365	3,579,846

Current liabilities	9,934	210,264	947,194	1,003,252

Non-current liabilities	-	839,776	1,496,171	2,576,594

a) Tax Incentives - SUDENE

The Provisional Measure 2,199-14 of August 24, 2001, amended by Law No. 11196 of November 21, 2005, authorizes the northeast region companies with projects in the infrastructure sector deemed by the Executive Branch as priority for the regional development, to reduce their income tax liability for the purposes of investments in installation, expansion, modernization or diversification projects.

In 2008, the subsidiary CHESF obtained the right to reduce by 75% its income tax, calculated based on the operating profit, as defined. Such incentive was granted until 2017.

This year, the tax incentives mentioned above amounted to R$56,724 thousand for the period ended June 30, 2009, recorded in the income for the year as reduction of income tax, in compliance with the Pronouncement CPC 07.

b) Reconciliation of income tax and social contribution

The reconciliation between IRPJ and CSLL in 2Q09 and that based on the nominal (standard) rates is as follows:

	PARENT COMPANY		R$ thousands

	06/30/2009		06/30/2008

	IRPJ	CSLL	IRPJ	CSLL

Profit (loss) before IRPJ and CSLL	(2,515,652)	(2,515,652)	1,132,693	1,132,693

Total IRPJ and CSLL calculated at
the rates of 25% and 9%,	(628,913)	(226,409)	283,173	101,942
respectively

Effects of additions and (exclusions):
Dividend income	324,493	116,817	(8,712)	(3,136)
Equity accounting	(10,942)	(3,939)	(216,252)	(77,851)
Interest on equity	(86,504)	(31,142)	-	-
Provision to market value	5,652	2,035	45,452	16,363
Other additions (exclusions)	9,463	3,200	3,962	3,377

Total IRPJ and CSLL in results	(386,751)	(139,438)	107,623	40,695

Special Installment Program - PAES

The subsidiaries FURNAS, ELETROSUL, ELETRONORTE, AMAZONAS ENERGIA and CEAL opted for refinancing their tax liabilities. The financing term is limited to 180 months and the outstanding balance is adjusted by the long-term interest rate - TJLP.

The debt related to the Special Installment Program - PAES at June 30, 2009, is as follows:

CONSOLIDATED

R$ thousands

PAES balance at December 31, 2008	1,057,493

Monetary adjustment - until 03/31/2009	9,953
Payments - until 03/31/2009	(36,317)

PAES balance at March 31, 2009	1,031,129

Monetary adjustment - until 06/30/2009	11,268
Payments - until 06/30/2009	(38,118)

PAES balance at June 30, 2009	1,004,279

NOTE 22 - REGULATORY FEES

	R$ thousands

	CONSOLIDATED

CURRENT	06/30/2009	03/31/2009

Global Reversion Reserve (RGR)	125,417	118,785
Fuel Consumption Account (CCC)/
Energy Development Account (CDE)	26,028	22,450
Financial compensation - water
resources	503,398	571,553
ANEEL inspection fee	6,881	5,872
PROINFA	12,784	29,517
Other	10,245	-

	684,753	748,177

NOTE 23 - SHAREHOLDERS’ REMUNERATION

The Company's Bylaws set forth as mandatory minimum dividend 25% of the net income, adjusted in accordance with the Brazilian Corporation Law, observing the minimum remuneration for classes A and B preferred shares of 8% and 6%, respectively, of the capital stock related to these types and classes of shares.

ELETROBRÁS recorded in 2008 interest on capital - JCP in the amount of R$1,715,254 thousand as full remuneration to shareholders, attributed to the dividends for that year, according to the statutory provisions, whose remuneration per share was as follows:

Remuneration per share - in R$

12/31/2008

Common shares - 6.4283% of capital (2007 - 1.8714%)	1.48
Class A preferred shares- 9.4118% of capital (2007 - 9.4118%)	2.17
Class B preferred shares- 7.0711% of capital (2007 - 7.0588%)	1.63
(*) 2007 takes into account the reverse share split

According to the prevailing tax laws, a 15% withholding income tax is levied on the remuneration proposed for shareholders as interest on capital.

The remuneration to shareholders related to 2008 corresponds to 29.41% of the adjusted net income in accordance with Law No. 6404/1976 (2007 - 41.65%) and was monetarily adjusted from January 2009, based on the SELIC rate disclosed by the Brazilian Central Bank, according to Decree 2673 of July 16, 1998, through May 20, 2009, the date of effective initial payment of remuneration.

The balance of shareholders' remuneration, stated under current liabilities, includes the amount of R$188,272 thousand (March 31, 2009 - R$196,870 thousand) related to remunerations not claimed for 2006, 2007 and 2008. The remuneration related to 2005 and previous years became time-barred, according to the Company's Bylaws.

NOTE 24 - PAYABLE TO BRAZILIAN FEDERAL TREASURY

	R$ thousands

	PARENT COMPANY AND CONSOLIDATED

	CURRENT		NON-CURRENT

	06/30/2009	03/31/2009	06/30/2009	03/31/2009

Acquisition of CEEE-GT and CEEE-D
shares	65,149	63,484	324,594	342,711
Reimbursement obligations (see Note 5)	-	-	767,691	1,831,818
Other	8,149	10,925	30,307	40,448

	73,298	74,409	1,122,592	2,214,977

NOTE 25 - POST-EMPLOYMENT BENEFITS

Pension plan and other employees benefits

1. PARENT COMPANY

1.1 - Pension plan program

The Company has a benefit program which supplements the Brazilian Social Security System, whose administration is incumbent upon Fundação ELETROBRÁS de Seguridade Social - ELETROS, a nonprofit private legal entity, organized and sponsored by the Company among others, in accordance with the Brazilian legislation.

The actuarial system of capitalization is used with periodic evaluations carried out in accordance with the private pension plan laws and reported to the inspection and control authority of the Social Security and Welfare Ministry.

The Company adopts the procedures recommended by CVM Resolution 371/2000 and obtains an independent actuarial valuation of liabilities deriving from post-employment benefits. The criteria and assumptions adopted in this independent valuation observe the standards recommended by CVM and IBRACON and may differ from those adopted by the program management, which comply with specific laws, thus, hindering the simple comparison of results.

The contributions are charged to administrative expenses and amounted to R$8,347 thousand (March 31, 2009 - R$3,856 thousand) in the period ended June 30, 2009.

On June 30, 2009, the present value of Company's liabilities related to the pension plan program was R$1,927,732 thousand, according to CVM Resolution 371/2000. The assets accumulated and invested in the financial market via ELETROS on the same date amounted to R$2,045,822 thousand, thus showing a surplus coverage of R$118,090 thousand.

The CVM Resolution 371 authorizes the Company to only recognize the portion of actuarial gains or losses exceeding 10% of total actuarial liabilities or total of the plan assets (whichever is the highest). The surplus must be recognized over the average remaining service period to be provided to the Company by beneficiaries until retirement, which on June 30, 2009 is 8.6 years.

After such deferral, the Company elected not to record the resulting net asset of R$357,348 thousand, in accordance with Rule 49.g of CVM Resolution 371/2000.

The table below shows the biometric bases used in the actuarial valuation:

ASSUMPTIONS	BIOMETRIC TABLES
Subsidiaries	Type of Plans	General Mortality	Disability	Mortality (Disabled)	Turnover Rate	Actuarial Interest Rate	Discount Rate	Salary increases	Capacity Factor
ELETROBRÁS	BC and CD	AT 83	Wyatt 85	Rp 2000	0	6%p.a	11.51%	2%p.a	100%

1.2 - Other Benefit Programs

Group Life Insurance Program

The Company subsidies 82.08% of group life insurance policy premiums for active employees, but it extends the possibility of adhesion to retirees of any type, as long as they pay full premium. Post-employment liabilities are identified, since the premium is collective and equalized for both populations, active employees and retirees. As the premium separately calculated for the population of inactive employees is significantly higher than the population of active employees, a transfer of paid premiums occurs between generations, including the subsidy provided by the Company. On June 30, 2009, the liability is assessed at R$46,676 thousand.

II - CONSOLIDATED

The companies of the ELETROBRÁS System are sponsors of other specific private pension entities which also have the purpose of supplementing retirement and pension benefits to their employees, by means of benefits and contributions plans, as follows:

Sponsor	Sponsored entity

FURNAS	REAL GRANDEZA
CHESF	FACHESF
ELETROSUL	ELOS
ELETRONORTE, AMAZONAS ENERGIA	PREVINORTE
and BOA VISTA
ELETRONUCLEAR	NUCLEOS and REAL GRANDEZA
ITAIPU	FIBRA (Brazil) and CAJA (Paraguay)
CGTEE	ELETROCEEE
CEAL	FACEAL

Each subsidiary has its own program, determining technical structures and assumptions different from those adopted by Parent Company, as follows:

ASSUMPTIONS	BIOMETRIC TABLES
Subsidiaries	Type of Plan	General Mortality	Disability	Mortality (Disabled)	Turnover Rate	Actuarial Interest Rate	Discount Rate	Salary Increases	Capacity Factor
ELETROBRÁS	BC and CD	AT 83	Wyatt 85	Rp 2000	0	6%p.a.	11.51%	2%p.a.	100%
Boa Vista Energia	BC and CD	AT 83	Light - Weak	IAPB 57	0	6%p.a.	11.51%	3%p.a.	97.42%
CEAL	BC and CD	AT 2000	Light - Weak	AT 83	0	5%p.a.	10.46%	2%p.a.	100%
CGTEE	BC and CD	GAM 83 + AT 83	Light - Average	GAM 71 + AT 49	0	6%p.a.	11.51%	3%p.a.	98.40%
CHESF	BC and CD	AT 83	Merce	AT 49	0	6%p.a.	11.51%	2.45%p.a.	97.80%
ELETRONORTE	BC and CD	AT 83	Light - Weak	IAPB 57	0	6%p.a.	11.51%	2%p.a.	97.42%
ELETRONUCLEAR(1)	BD	GAM 71 + AT 2000	A. Vindas	AT 49	1% p.a. lim	6%p.a.	11.51%	1.40%p.a.	97.80%
ELETRONUCLEAR(2)	BD	AT 83	Wyatt 85	Rp 2000	T1 - 20%	6%p.a.	11.51%	2.12%p.a.	100%
ELETROSUL	BD	AT 2000	Light - Average	AT 83	0.50%	5%p.a.	10.46%	3.86%p.a.	98%
FURNAS	BC and CD	AT 83	Wyatt 85	Rp 2000	0	6%p.a.	11.51%	2%p.a.	100%
Manaus Energia	BC and CD	AT 83	Light - Weak	IAPB 57	0	6%p.a.	11.51%	2%p.a.	97.42
(1) Núcleos	(2) Real Grandeza

The contributions are debited to administrative expenses and amounted in the period ended June 30, 2009 to R$110,545 thousand (June 30, 2008 - R$106,218 thousand).

Based on the various benefit plans regulations and in compliance with the IBRACON pronouncement, approved by CVM Resolution 371/2000, the companies assess on an actuarial basis their liabilities related to employees supplementary benefits, the coverage requirement is reflected in the Financial Statements, amounting to R$1,750,272 thousand, recording in current liabilities the amount of R$557,967 thousand (March 31, 2009 - R$530,704 thousand) and in non-current liabilities the amount of R$1,192,305 thousand (March 31, 2009 - R$1,345,887 thousand), under the item Supplementary Pension Plan. Out of this amount, R$1,311,801 thousand refer to contractual liabilities with the respective pension entities.

The Company and its subsidiaries determine the actuarial liability or asset to be recorded as follows:

i. Obtain the fair value of the plan's assets on the balance sheet date;

ii. Deduct the present value from the benefit liability established on the balance sheet date;

iii. Deduct the gains or add the actuarial losses not recorded yet, according to the rules laid down in the pronouncement; and

iv. Add the portion of past service cost not yet recognized, according to the rules laid down in the pronouncement.

Pursuant to paragraph 49, if the amount obtained is a liability, it must be fully recorded. However, if the amount resulting from the calculation established above is an asset, it shall be recorded by the sponsor only if it is clearly evidenced that this asset may effectively reduce the sponsor's contributions or to be refundable in the future.

On June 30, 2009, the subsidiaries FURNAS and ELETRONUCLEAR recorded the amount of R$987,728 thousand (March 31, 2009 - R$1,058,950 thousand) under assets.

Based on the actuarial valuation of December 31, 2006, Fundação Real Grandeza created a Pension Reserve, using the accumulated surplus, with funds allocated to settle Mathematical Provisions to be Recorded, under the participants responsibility and a possible reduction in the Sponsor's future obligations, according to the Actuarial Report. On December 31, 2007, said Reserve amounted to R$697,858 thousand, of which R$348,929 thousand could eventually be used by Sponsor. In 2009, the Decision-Making Council of Fundação Real Grandeza approved to pay off the debt and unused funds were reversed to the Pension Net Assets of Fundação Real Grandeza.

Pursuant to CGPC Resolution 26/2008, there are no restrictions concerning the use of the Pension Reserve created according to the Actuarial Report and set forth in the Technical Note.

In 2007, the Department of Supplementary Pension Plan (SPC) inspected Fundação Real Grandeza. Because of the excess of contributions in relation to the cost, specifically referring to the Defined Benefits (BD) Plan, SPC established that Fundação Real Grandeza should conform the funding of the plan to the cost verified and conduct actuarial studies aimed at reducing participant contributions.

In compliance with the SPC's requirements, several studies have been conducted, with different scenarios, to effectively reduce the contributions also through the use of assets included in its Defined Benefits Funding Plan with parameters that reasonably satisfy all those involved. By the end of 2009 these studies should be approved by Fundação Real Grandeza and its Sponsors.

The conclusion of the negotiations between sponsors, Furnas and Eletronuclear, and the sponsored entity will affect the next actuarial valuation and the conditions of asset realization.

The subsidiary CHESF has an actuarial liability recorded according to CVM Resolution 371/2000 which is understated compared to the agreement for acknowledgement of indebtedness signed with Fundação Fachesf by R$428,000 thousand.

The agreement signed between the parties provides for an annual adjustment clause related to the debt by amounts determined through actuarial calculations, through agreement amendments so as to reflect the compatibility with actuarial data.

The difference recorded between the actuarial liability and the acknowledgment of indebtedness will be eliminated over time as the plan matures, by means of contractual adjustments, specifying the variable amount to be annually adjusted by the effects of actuarial gains and losses verified for Fundação.

The actuarial valuation is intrinsically uncertain and, therefore, is subject to alterations upon the annual actuarial review.

NOTE 26 - UNSECURED LIABILITY IN SUBSIDIARIES

In accordance with CVM Rule 247/96, the recognition of losses on investments recorded on the equity accounting method, with circunstances requiring investor's financial support or the discontinuation of business, should be limited to the investment amount recorded in the parent company and unsecured liabilities (negative net worth) absorbed and recognized by the investor should be recorded in a specific liability account with a charge to current results.

The subsidiaries CEPISA and CERON have negative net worth in the amounts of R$250,003 thousand and R$110,679 thousand, respectively, as well as circumstances requiring ELETROBRÁS' financial support, if the investor intends to maintain its financial support to the investee, for which the parent company maintains provisions for coverage of this unsecured liability in the amount of R$349,470 thousand (March 31, 2009 - R$355,254 thousand), see Note 16.

NOTE 27 - PROVISIONS FOR CONTINGENCIES

On the date of the Financial Statements, the Company recorded the following provisions for contingent liabilities, by nature:

		R$ thousands

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	03/31/2009	06/30/2009	03/31/2009

CURRENT
Labor	-	-	304,065	502,774
Tax	-	-	124,241	176,611
Civil	-	-	714,243	774,119
Other	-	-	60,822	183,590
(-) Judicial deposits	-	-	(489,999)	(384,799)

	-	-	713,372	1,252,295

NON-CURRENT
Labor	19,673	88,574	647,286	465,081
Tax	-	-	154,513	60,156
Civil	1,328,244	1,328,244	2,171,685	1,909,334
Other	-	-	-	-
(-) Judicial deposits	(386,312)	(384,585)	(864,167)	(669,443)

	961,605	1,032,233	2,109,316	1,765,128

ELETROBRÁS and its subsidiaries are parties involved in several lawsuits, mainly labor and civil, which are under various stages of judgment. The Company's management, according to CVM Resolution 489/2005, adopts the procedure of classifying the lawsuits filed against the Company by risk of loss, based on the opinion of its legal counsels, as follows:

• provisions are made for the lawsuits with a probable unfavorable outcome for the Company;
• for the lawsuits with a possible unfavorable outcome for the Company, the corresponding information is disclosed in the notes to the financial statements; and
• for the lawsuits with a remote unfavorable outcome for the Company, only the information that at the Management's discretion is deemed as significant for the full understanding of the financial statements is disclosed in the notes.

Therefore, in order to cover losses, provisions for contingencies are made, as stated above, net of judicial deposits and deemed by the Management of the Company and subsidiaries, and by their legal counsels, to be sufficient to cover losses in lawsuits of any nature and with the following composition:

	R$ thousands

	PARENT	CONSOLIDATED
	COMPANY

Balance on 03/31/2009	1,032,233	3,017,423

Provisions recorded	(68,900)	247,214
Provisions reversed	-	(86,918)
Payments	-	(335)
Monetary adjustment	-	1,919
Judicial deposits	(1,728)	(359,255)
Judicial deposits withdrawn	-	2,640

Balance on 06/30/2009	961,605	2,822,688

1 - Lawsuits filed against the Company and its subsidiaries which are provided for:

1.1 - Civil actions

1.1.1 - In the Parent Company

The provision for civil contingencies in the parent company, amounting to R$1,328,244 thousand (March 31,2009 - R$1,328,244 thousand), corresponds to lawsuits claiming application of monetary adjustment criteria different from those set forth by specific law to the book-entry credits of the Compulsory Loan established as from 1978.

These lawsuits are different from those seeking the redemption of the Bearer Bonds, currently unenforceable, issued as a result of the Compulsory Loan.

The accrued amounts relate to claims challenging the system of calculating the monetary adjustment determined by laws ruling the Compulsory Loan, which is used to update credits established as of 1978. These credits were fully settled by ELETROBRÁS by means of conversions into shares at the 72nd, 82nd and 142nd Extraordinary General Meetings of ELETROBRÁS.

Currently, there are 3,621 lawsuits at various court levels and the Company's Management, supported by its legal counsels, estimates between eight and ten years as the average term to definitively resolve the lawsuits in progress.

The provision accumulated amounting to R$1,328,244 thousand is deemed as sufficient by the Company's Management, in conformity with various stages of the lawsuits (see Note 19).

1.1.2 - In subsidiaries

In the subsidiary CHESF:

a) The company is plaintiff in a lawsuit pleading the declaration of partial invalidity of addendum to the turn-key agreement (price analytic adjustment K-factor) of the hydroelectric power plant Xingó, executed with a consortium comprising Companhia Brasileira de Projetos e Obras - CBPO, CONSTRAN S.A. - Construções e Comércio and Mendes Júnior Engenharia S.A., as well as the return of amounts paid, as K-Factor, in the approximate amount of R$350 million, in double.

The lawsuit was filed at the federal court, but by decision of the Federal Regional Court - 5th Region is to be heard at the Pernambuco state court. On December 31, 2008 the judgment on this appeal was still pending.

The lawsuit filed by the company was deemed groundless. The counterclaim filed by defendants obtained a favorable position from the judge of 12th civil court of Recife district court and the decision was upheld by the 2nd Civil Chamber of the Pernambuco Court of Justice, and Chesf lodged motion for clarification of appeal judgment, concerning certain issues that were omitted in the 2nd Civil Chamber's decision. This motion was judged and rejected by the 2nd Civil Chamber. Thereafter, the attorneys of Chesf filed a special appeal and an extraordinary appeal against the decision rendered by the 2nd Civil Chamber. On March 31, 2004, the special appeals filed by Chesf had been accepted by the Pernambuco Court of Justice and sent to the Superior Court of Justice, while extraordinary appeals also filed by Chesf were not accepted, and the company filed the appropriate interlocutory appeals. On June 30, 2005, said appeals were sub judice at the higher courts. After this date and until March 31, 2006, the interlocutory appeals filed by Chesf at the Federal Supreme Court were rejected, while the special appeal filed by Chesf and federal government with the Superior Court of Justice (STJ) received an opinion from the Federal Prosecutor Office, which recommended to annul the proceeding due to lack of jurisdiction of the Pernamburco state court and have the proper court reconsider the merit. On September 30, 2006, the records were with the judge for decision.

In November 1998, the defendants filed a motion for provisional execution of the decision, in the amount of R$245 million and the proceeding is suspended as determined by the Chief Justice of the Superior Court of Justice (PET 1621). This injunction was the subject-matter of the Consortium's interlocutory appeal, which was judged on June 24, 2006, upholding by unanimous vote the injunction previously granted by the chief justice of the Superior Court of Justice, thus removing the possibility of the Consortium obtaining advance protection.

Subsequently, the defendants filed a proceeding for the calculation of the award, under the assumption that all appeals of Chesf and federal government are denied. On September 30, 2005, the work of the court expert was in progress with the purpose of assessing the actual award amount, as determined by the judge in charge of the case. After the submission of the first expert report, the parties requested clarifications about the report, and the proceeding is with the expert for examination.

The Management, based on the opinion of its legal counsels and based on calculations that include the suspension of payment of K-Factor installments and respective monetary adjustments, maintains a provision recorded under non-current liabilities, in the amount at June 30, 2009 of R$374,504 thousand in order to cover losses deriving from this issue. This provision corresponds to the partial disallowance of K Factor between July 1990 and December 1993, in compliance with Law 8030/1990 and full suspension of payment of K Factor, between January 1994 and January 1996, according to the Company's understanding.

On June 30, 2009, the special appeal and the interlocutory appeals were awaiting decision at the Superior Court of Justice and Federal Supreme Court, respectively; the records of these appeals are with the Reporting Judge, and it is worth mentioning that the proceeding for calculation of award at the state level is under procedural progress at the 12th district court of Recife.

When judging the proceeding for calculation of award, the judge recognized that the authority to judge this claim relies on the federal court, since the federal government is the interested party in the case. The Consortium Xingó lodged motion for clarification of judgment and in view of this appeal, the judge upheld his decision and sent the records to the federal court. Dissatisfied with this decision, the Consortium Xingó lodged an interlocutory appeal, which on September 30, 2008 was sub judice at the Pernambuco Court of Justice. On December 31,2008, judgment on said appeal was pending, which subsequently sentenced to define the state court of competent jurisdiction to examine the case. The Deputy Judge at the 12th Civil District Court of Recife rendered a decision setting the award amount at R$842,468,897.00 and Chesf lodged a motion for clarification of judgment against such decision, since it did not express an opinion about several challenges lodged by Chesf on the expert report submitted by the court's expert. On June 30,2009, this motion is pending judgment.

There is no deadline for the conclusion of the dispute.

b) Action for damages related to 14,400 hectares of land at Fazenda Aldeia, filed at the Sento Sé district court, Bahia state, by the estate of Aderson Moura de Souza and spouse (Proc. 0085/1993). The lower court decision granted relief to the action sentencing Chesf to pay the amount of R$50 million, corresponding to principal plus interest and monetary adjustment. On March 31, 2009 the lawsuit was transferred to the federal court due to the judge's lack of jurisdiction. This means that all decisions are null and void and a new lawsuit shall commence at the federal court.

In subsidiary CGTEE:

The civil contingencies mainly refer to the amounts related to controversies with suppliers whose probable losses estimated by Company's legal counsel is R$41 thousand at June 30, 2009 (R$270 thousand at March 31, 2009).

In subsidiary ELETRONORTE:

The most significant civil claims are represented by indemnification for financial losses, due to payments in arrears and expropriation of areas flooded by hydroelectric power plants reservoirs. The estimated amount of probable loss is R$676,288 thousand.

1.2 - Labor claims

1.2.1 - In the parent company:

The company maintains provision in the amount of R$19,673 thousand against labor claims losses. 1.2.2 - In subsidiaries In the subsidiary FURNAS:

a) Engineers reference date

The Union of Engineers of Rio de Janeiro filed labor claims in order to recover salary differences related to the change in reference date of engineers. These are in the phase of calculation of award, for which the estimated and recorded amount is R$121,733 thousand.

b) Hazardous work premium

Several lawsuits were filed pleading the hazardous work premium understanding that full percentage should be granted and not proportional percentage to all employees working under electricity risk. The amount estimated to cover losses is R$76,049 thousand on June 30, 2009.

c) Retirement supplement

The amount of R$76,776 thousand refers to the balance payable related to the retirement supplement - parity with active employees.

d) Sundry lawsuits

A provision of R$122,988 thousand on June 30, 2009 (March 31, 2009 - R$119,114 thousand) was maintained to cover various civil and labor claims filed against the company related to the lawsuits in progress.

In the subsidiary Chesf:

a ) Action in progress at the Regional Labor Court of Bahia State, filed by the Electrical Workers Union of Bahia, claiming the payment to employees of the Regional Management of Paulo Afonso - GRP, Paulo Afonso - BA of salary difference resulting from the Additional Compensation of Decree-law 1971 - ADL* and 12-month calculation over hazardous work premium, in the estimated amount of R$7.5 million. The company lodged interlocutory appeal in review appeal to the Higher Labor Court - TST, which was rejected. The decision became final and unappealable and Chesf was condemned. The execution phase commenced and the amount of R$3.7 million was paid to a significant portion of employees, and another R$3.8 million is expected to be paid. On March 31, 2009 the execution commenced, the credit of which was partially stayed. On June 30, 2009, the judgment on the motion to stay execution for debt adjustment is pending.

b) Action filed at the 8th Fortaleza-CE labor court by the Union of Electrician Workers of Ceará State - SINDELETRO, pleading the refund of losses suffered by employees of North Regional Management - GRN (Ceará and Rio Grande do Norte), deriving from the removal of collective transport with an amount estimated of R$6.0 million. The pleading to resume collective transport services was accepted in partial execution and the company has been complying with it. The Labor Union, which is the plaintiff, requested supplement to transport and to sentence the company to pay a daily fine and Chesf challenged this allegation. The labor judge, after a hearing held on August 23, 2005 to review the case and for Chesf to submit its final arguments, changed the previous understanding, determining the resumption of transport services only within the limits that have been formerly provided. This same decision defined the parameters for calculation of the award, so that the labor credit was reduced to R$1.3 million. The execution has been processed at the lower labor court of the city of Fortaleza, state of Ceará, and the decision became final and unappealable. On March 31, 2009, decision on the plaintiffs' interlocutory appeal was awaited, in the execution under process. On June 30, 2009 the principal amount was deposited, awaiting the amounts to be released and legal fees to be paid.

c) Action filed at the 4th labor court of Recife - PE by the Union of Workers of Urban Industries of the State of Pernambuco - urban public or private utility workers in substitution of 460 employees allocated in the city of Recife, state of Pernambuco, pleading for the hazardous work premium over all payroll allowances, amounting to R$4.0 million. The lower court judge excluded from the dispute, due to libis alibi penden or res judicata, approximately 300 of the workers, as well as it considered the action groundless on the merit. The Labor Union lodged an ordinary appeal at the Regional Labor Court (TRT) - 6th Region, which was accepted. The lawsuit is under phase of settlement based on the results of expert examination. On June 30, 2008, the expert examination was concluded and the court determined the amount of R$3.3 million. According to the Company's legal counsels' calculation, this debit stands at R$2.9 million, and the difference will be subject-matter of motion to deny in stay of execution. The execution commenced on March 31, 2009. On June 30, 2009, the judgment on the motion to stay execution lodged by Chest aiming at the debt adjustment is pending.

In subsidiary CGTEE:

Court deposits refer to the amounts required in order to proceed with the labor claims litigations, including claims filed by employees of Companhia Estadual de Energia Elétrica - CEEE.

Based on the opinion of its legal counsels, the company accrued the amount of R$10,659 thousand on June 30, 2009 (March 31, 2009 - R$11,935 thousand) to cover probable losses in which the company may be financially involved, for which the company had made court deposits of R$1,855 thousand on June 30, 2009 (on March 31, 2009 - R$1,812 thousand).

Eventual liabilities deriving from labor claims filed by CEEE's employees reallocated to the company, filed until August 11, 1997, when CEEE corporate restructuring occurred, and with unfavorable final decision culminating with the obligation to pay the amounts resulting from the award, will be fully borne by CEEE.

In addition, the Company offered as collateral, 18 vehicles of its fleet in labor claims execution proceedings, accounting for a book value of R$318 thousand.

1.3 - Tax Lawsuits

1.3.1 - In subsidiaries

In subsidiary FURNAS:

Tax deficiency notices - FINSOCIAL, COFINS and PASEP

On May 3, 2001, the company received tax deficiency notices related to FINSOCIAL, COFINS and PASEP, in the updated amount of R$1,098,900 thousand (R$791,796 thousand historical), as a result of exclusions in the related calculation bases mainly for energy transfer and transport from ITAIPU for a 10-year period. These tax deficiency notices supervened other notices issued in 1999 for a 5-year inspection period, amounting of R$615,089 thousand, which have been used for adhesion to the Tax Recovery Program - REFIS, on March 1, 2000 and transferred on July 31, 2003 to the Special Installment Program - PAES.

On June 12, 2008, the Federal Supreme Court (STF) set the binding precedent 8 that the enforcement of tax deficiency notices was reduced to five (5) years, and the restated amount of R$1,098,900 thousand now is R$239,504 thousand.

The company based on the latest decisions of the Internal Revenue Service recorded provision for tax risks, in the total amount of R$44,379 thousand related to PASEP/COFINS on the exclusion from the calculation basis of the Global Reversion Reserve (RGR) for the periods between October 1995 and September 2000, October 2005 and March 2007. The difference of R$195,125 thousand refers to other exclusions from said calculation bases, still in the judgment phase, where FURNAS has possible chances of success, according to its legal department's understanding.

In subsidiary ELETRONORTE:

a) The subsidiary has certain disagreements involving state VAT - ICMS with a provision amounting of R$90,320 thousand to cover losses in these lawsuits.

In subsidiary CHESF:

a) The subsidiary has matters basically involving actions for annulment of tax deficiency notices; claims for credits refund (PIS/PASEP - COFINS) and other special taxes. The company has a provision amounting of R$12,595 thousand (at March 31, 2009 - R$8,770 thousand) for these matters.

2 - Lawsuits filed against the company and its subsidiaries with the probability of a possible loss:

2.1 - Civil lawsuits

2.1.1 - In subsidiaries In subsidiary CHESF:

a) Two actions for damages filed by a consortium composed of the companies CBPO/CONSTRAN/Mendes Júnior, requesting the Company to be sentenced to pay an additional financial compensation, due to payment in arrears of invoices related to the agreement of hydroelectric power plant Xingó. One action was filed on June 8, 1999 for the invoices issued as from April 30, 1990 and another one was filed on May 31, 2000 for the invoices issued up to that date. In these actions, the plaintiffs submitted general pleadings, restricting themselves to indicate the existence of a supposed right to financial compensation and that the amounts should be determined in the calculation of the award.

The company challenged these actions and requested the federal government to be accepted in the cases, forwarding the lawsuits to one of the federal courts in the city of Pernambuco. The Consortium filed a petition requesting the federal government to be accepted in the cases.

After submitting the expert examination report and additional clarifications, a hearing was held in August 2005, determining that final arguments be submitted until October 17, 2005. Currently, lawsuits are with the judge for decision and probably the case will be prepared for trial for rendition of judgment. On June 30, 2009 the lawsuit records remained with the judge.

b) civil public action filed against the company by the Community Association of the Village of Cabeço and neighborhood, in the state of Sergipe, amounting to R$100 million at the 2nd federal court of Sergipe (proceeding No. 20028500002809-6), claiming financial compensation due to alleged environmental damages caused to the fishermen of Cabeço, downstream of the Xingó hydroelectric power plant and caused by the construction of this power plant.

The action was filed at the federal court on June 27, 2002 and challenged within the legal term. After a sequence of ancillary proceedings that did no affect the lawsuit or the pleading, the judge determined on August 31, 2005, the inclusion of IBAMA, IMA-AL, CRA-BA, federal government and ADEMA-SE as defendants, ordering these entities to be summoned.

On September 30, 2005 we awaited the writ of summons to be complied with. On September 30, 2006, the records were with the judge, after filing the powers of attorney of the new Chesf attorneys. On December 31, 2006, the lawsuit was suspended by judge's order and was awaiting judgment on the interlocutory appeal lodged by the plaintiff at the federal regional court - 5th Region. The co-defendants of Chesf (federal government, IBAMA, IMA-AL, CRA-BA and ADEMA-SE) had already been summoned. On September 12, 2007, the judge issued an order as follows: "await information about the final and unappealable decision on appeal, and Chesf shall be notified". Considering that the interlocutory appeal lodged by Chesf was rejected, the company lodged motion for clarification of judgment, which on June 30, 2009 was pending judgment.

On the other hand, at the district court of Brejo Grande/SE, a public civil action was filed against Chesf by the Community Association of the Village of Cabeço and Saramém, amounting to R$100 million with the same purposes of the claim previously mentioned, and this case has been abandoned by the plaintiff since February 2005. The last procedural event occurred in November 2007, when the judge summoned the Public Prosecutor Office to render an opinion about this case. On March 31, 2008, the lawsuit was stagnant and still pending Public Prosecutor Office's opinion. On June 30, 2008, the judge of the district court of Brejo Grande had rendered a decision recognizing the lack of jurisdiction of the state court to analyze the case, determining the records to be forwarded to the federal court. On September 30, 2008, the records were being analyzed by IBAMA. On December 31, 2008, we were awaiting the return of records by IBAMA. On February 19, 2009 this lawsuit that has been forwarded to the federal court was deemed to have connection with another lawsuit of similar nature already examined - described in the beginning - and both started to be handled together as of that date.

On June 13, 2008, the judge's order was issued determining the government and IBAMA to be summoned, as well as to summon the plaintiff to express its opinion on the terms of the defense. On September 30, 2008, the records were being analyzed by IBAMA. On December 31, 2008, the preliminary hearing was awaited and scheduled for February 19, 2009. As conciliation did not occur in the hearing held on February 19, 2009, the judge determined new measures for the lawsuit progress. At this hearing, the judge took cognizance of the existence of a lawsuit with similar subject-matter, in progress at the civil district court of Brejo Grande/SE and which had been forwarded to the competent federal court and distributed to its jurisdiction. Therefore, the judge decided to recognize the procedural connection between these two claims and as of that date they started to be handled jointly. Then, the date of May 14, 2009 was scheduled for a new hearing with the purpose of determining the nature of procedural evidence to be collected, including the expert examination. At this hearing, the judge defined the three-month term for the parties to present questions for expert examination. The date of September 15, 2009 was scheduled to hold the hearing that will define the subject-matter of the expert examination, and thus, Chesf shall submit a Statement of Reference for this purposes. This document has been prepared by the company's technicians jointly with its external attorneys.

Supported by the evaluation of attorneys defending the cases, Management's expectation about the chance of losing these lawsuits is deemed as possible.

In subsidiary CGTEE:

CEEE-D has sued the subsidiary to collect amounts related to an action for transfer of CGTEE made by CEEE to ELETROBRÁS. This lawsuit amounts to R$3,650 thousand and according to the legal counsel's analysis, the chances of losses for the company are possible.

In subsidiary CEAL:

The Union of Workers in Urban Industries of the State of Alagoas, in the capacity of procedural substitute, brought a labor claim on behalf of employees of Companhia Energética de Alagoas - CEAL, aiming at receiving supposed salary differences in view of the implementation of the economic plan called "Bresser Plan" (Decree Law 2335/1987).

The claim was supported by the Distinguished Second Board of Conciliation and Judgment of Maceió-AL, the decision of which was corroborated by the Regional Labor Court - 19th region, and became final and unappealable.

However, upon the execution of the judgment, the judge of the 2nd labor court of Maceió understood at that time that it should not be limited to the reference date of the category, which would extraordinarily increase the execution amount and, accordingly, would create a considerable debt.

The risk is assessed as possible loss, as the judgment on the restriction to the reference date of the category will occur along with execution, since as per OJ/TST (SDI I) 262, "the restriction to the reference date of the category during the execution stage has no effect on the res judicata sentencing to pay the salary differences deriving from economic plans".

Allied with this, the federal government filed objection of pre-enforceability in the execution records pleading the recognition of annulment of the decision rendered by the 2nd labor court of Maceió, which may recognize as invalid the decision unfavorable to CEAL.

3 - Lawsuits filed against the Company and its subsidiaries with remote loss expectations:

3.1 - Civil actions

3.1.1 - in the parent company:

ELETROBRÁS is defendant in an action filed by the Brazilian Association of Water and Electricity Consumers - ASSOBRAEE, in progress at the 17th federal court of the federal district - DF, with the purpose of establishing the market value of ELETROBRÁS shares as the issue price of shares issued to redeem Compulsory Loans, for which ELETROBRÁS uses the book equity value of the share. The plaintiff attributed to this case the amount of R$2,397,003 thousand, and according to the Company's legal counsels' opinion, the risk of loss is remote.

ELETROBRÁS is also party to various other lawsuits, the purpose of which is the redemption of Bearer Bonds issued by the Company as a result of compulsory loan collected between 1964 and 1976. Said bonds are unenforceable, by force of provisions in the Article 4, paragraph 11 of Law No. 4156/1962 and in the Article 1 of Decree 20910/1932.

The Company's Management, supported by its legal counsels' assessment concludes that ELETROBRÁS' chances of loss in the lawsuits with this subject-matter is remote, since former court decisions have confirmed the lapse of the right to claim the redemption of bonds issued as a result of Compulsory Loan and resulting unenforceability of these bonds (see Note 22).

3.1.2 - In subsidiaries

In subsidiary CHESF:

Despite the fact that company's Management, supported by its legal counsels, deems as remote the risk of loss, there is a collection suit filed by Mendes Júnior, a company engaged to build the hydroelectric power plant Itaparica, for alleged financial damages caused by company's late payment of invoices.

Said collection suit is based on the Declaratory Action which was judged valid for the purposes of declaring the existence of a credit relationship between Mendes Júnior and Chesf, ensuring the financial compensation.

In this collection suit, Construtora Mendes Júnior S.A. obtained a decision from the 4th Civil Court judge sentencing CHESF to pay the amount, which including attorney's fees and monetary adjustment until August 1996, calculated according to the criterion determined by judge, would be approximately seven billion reais (R$ 7,000,000,000.00), amount that has not been restated since August 1996.

After the decision of the Superior Court of Justice of not taking cognizance of the special appeal lodged by Construtora Mendes Júnior and, upholding the ruling of the 2nd Civil Chamber of Pernambuco Court of Justice, which annulled the decision, also determining to redistribute the lawsuit to one of the federal courts of Pernambuco, the lawsuit was forwarded to the 12th federal court under number 2000.83.00.014864 -7 to carry out another expert examination and to render a new decision. The examination report was submitted. The expert answering a question of Chesf, declared "after analyzing the accounting books of Mendes Júnior, it is not possible to affirm that the company raised funds in the financial market, during the periods that invoices were paid in arrears, specifically to finance the Itaparica works". This reply was confirmed by the analysis made by Chesf's technical assistant, which included a careful examination of Mendes Júnior's financial statements. Based on these results, Chesf requested the lawsuit to be considered groundless.

The Federal Public Prosecutor Office requested declaration of annulment of the entire lawsuit and requested it to be considered without merit.

The lawsuit was judged partially valid in a decision issued on March 8, 2008.

Mendes Júnior filed a motion for clarification of judgment requesting to accept the full content of the report prepared by the official expert. The Federal Public Prosecutor Office filed a motion for clarification of judgment requesting the lawsuit to be considered fully groundless.

The motions of Mendes Júnior and the Federal Public Prosecutor Office were rejected by the judge of the 12th federal court. Chesf and the federal government filed motions for clarification of the decision which were accepted by the judge, by means of a decision that clarified certain issues of the award related to the calculation of Chesf's possible debt with Mendes Júnior. The decision clarified the issue that when calculating the possible debt of Chesf with Mendes Júnior, any and all payment of principal must be deducted, as well as any and all financial compensation paid by Chesf, in compliance with the agreement.

Against such decision, Chesf filed an appeal requesting the lawsuit to be considered fully groundless; especially considering that in this collection suit in order for Mendes Júnior to be entitled to any type of financial compensation, in compliance with decision rendered in the Declaratory Action previously judged, Mendes Júnior has to provide evidence that it raised funds specifically to finance the Itaparica works due to Chesf's payment in arrears of some invoices; and that financial expenses incurred with this borrowing would have been higher than the total additions paid by Chesf, as a result of these payments in arrears. On December 31, 2008, the federal government, Chesf and Mendes Júnior had already lodged an appeal and the Public Prosecutor Office was still to render an opinion on the decision. The Public Prosecutor Office issued a favorable opinion with respect to the acceptance of Chesf's appeal.

The appeals were placed on the court's trial docket for May 7, 2009 by the 1st Panel of the Federal Regional Court but due to lack of necessary quorum, this trial was postponed to May 14, 2009. As the appellate judge-reviewer requested to examine the records, the lawsuit was removed from the agenda, and this was its status on June 30, 2009.

Considering the elements mentioned in the lawsuit, we can observe that Mendes Júnior did not take out any loan specifically to finance the Itaparica works (or it did not borrow significant amounts), and also considering that according to the decision, all benefits granted to Mendes Júnior during the performance of the agreement should be offset; and finally considering the calculations preliminarily already made by Chesf, its legal counsels corroborate the standpoint of the company's attorneys that currently, risk of loss is remote.

NOTE 28 - DECOMMISSION OBLIGATIONS

The Company recognizes liabilities for decommissioning the thermonuclear power plants, which comprise a program of activities required by the Brazilian Commission of Nuclear Energy - CNEN, to safely dismantle these nuclear facilities with minimum impact on the environment.

Given the specific characteristics of the operations and maintenance of thermonuclear power plants, whenever changes in the estimated decommissioning cost occur, as a result of new studies in view of technological advances, the decommissioning quotas must be altered, so as to adjust the liability balance to the new reality.

The liability balance recorded at present value on June 30, 2009 is R$231,602 thousand (March 31, 2009 - R$269,162 thousand)

NOTE 29 - SHAREHOLDERS' EQUITY

I - Capital Stock

The Company's capital stock on June 30, 2009 is R$26,156,567 thousand (March 31, 2009 - R$ 26,156,567 thousand) in shares without par value. The preferred shares are not entitled to vote and are not convertible into common shares, however, they have priority in capital reimbursement and dividends distribution at annual rates of 8% for class "A" shares (subscribed until June 23, 1969) and 6% for class "B" shares (subscribed as from June 24, 1969), calculated over capital corresponding to each class of share.

The capital stock is represented by 1,132,357,090 book-entry shares and is distributed by main shareholders and by classes of share, as follows:

TABLE OF SHARES

	COMMON SHARES		PREFERRED			TOTAL CAPITAL

SHAREHOLDER	NUMBER	%	A Series	B Series	%	NUMBER	%

FEDERAL
GOVERNMENT	487,656,241	53.88	-	35,191,714	15.49	522,847,955	46.17
BNDESPAR	133,757,950	14.78	-	1,000,100	0.44	134,470,550	11.88
FND	45,621,589	5.04	-	-	-	45,621,589	4.03
FGP	40,000,000	4.42	-	-	-	40,000,000	3.53
OTHER	197,987,747	21.88	146,920	190,994,829	84.07	389,416,496	34.37

	905,023,527	100.00	146,920	227,186,643	100.00	1,132,357,09	100.00

Out of the total of 388,129,496 shares held by minority shareholders, 242,184,956 shares, i.e., 62.40% are owned by non-resident investors, being 130,918,894 common shares, 27 Class "A" Preferred shares and 111,066,035 Class "B" preferred shares.

Out of the total participation of shareholders domiciled abroad, 64,793,624 common shares and 33,336,849 Class "B" preferred shares are held in custody, backing the American Depositary Receipts Program - ADRs. On June 30, 2009, the share book value is R$74.50 (March 31, 2009 - R$76.05) .

II - Capital Reserves

	R$ thousands

	PARENT COMPANY AND
	CONSOLIDATED

	06/30/2009	03/31/2009

Offset of insufficient remuneration - CRC	18,961,102	18,961,102
Premium on issue of shares	3,384,310	3,384,310
Special - Decree-law 54936/1964	387,419	387,419
Monetary adjustment to the 1978 opening balance sheet	309,655	309,655
Monetary adjustment of the compulsory loan- 1987	2,708,432	2,708,432
Donations and subsidies - FINOR, FINAM and other	297,424	297,424

	26,048,342	26,048,342

The Capital Reserve relating to the CRC corresponds to ELETROBRÁS' percentage interest in the recognition of insufficient remuneration of its subsidiaries, under the extinguished guaranteed remuneration system effective in the Brazilian electricity sector until 1993, absorbed and recognized on in the balance sheet upon the settlement of the commitments by the National Treasury.

III - Revenue Reserves

The Company's bylaws provide for the allocation of 50% of net income for the year to create an investments reserve and 1% for a studies and projects reserve, limited to 75% and 2% of the capital stock, respectively:

	R$ thousands

	PARENT COMPANY AND CONSOLIDATED

	06/30/2009	03/31/2009

Legal reserve (Article 193 - Law 6404/1976)	2,037,862	2,037,863
Statutory reserve (Article 194 - Law 6404/1976):
Studies and projects	61,365	61,365
Investments	16,977,346	16,977,346
Profit retention (Article 196 - Law 6404/1976)	487,476	487,476
Special reserve (Article 202 - Law 6404/1976):
Undistributed dividends	9,837,860	9,608,340

	29,401,910	29,172,390

On June 30, 2009, the updated balance of the Undistributed Dividends Special Reserve (Article 202 - Law No. 6404/1976) shows the following breakdown by common shareholder.

	COMMON SHARES		RESERVE

SHAREHOLDER	NUMBER	%	R$ thousands

Federal government	487,656,241	53.88	5,300,639
BNDESPAR	133,757,950	14.78	1,454,036
FND	45,621,589	5.04	495,828
FGP	40,000,000	4.42	434,833
Minority shareholders	197,987,747	21.88	2,152,524

TOTAL	905,023,527	100.00	9,837,860

IV - Revaluation Reserves

This refers to the reserves of the significant associated companies CELPA and CEMAT, recognized on the equity accounting method, which carried out the revaluation of their fixed assets.

V - Advances for future capital increase

The advances received from the controlling shareholder and to be allocated to capital on an irrevocable basis are classified in Shareholders' Equity and are adjusted by the SELIC rate, according to Decree 2673/1998:

	R$ thousands

	PARENT COMPANY AND CONSOLIDATED

	06/30/2009	03/31/2009

Acquisition of shareholding in CEEE	2,064,871	2,016,697
Acquisition of shareholding in CGTEE	1,983,895	1,937,611
Banabuí - Fortaleza transmission line	68,348	66,754
XINGÓ Hydroelectric power plant	192,037	187,556
Transmission lines in Bahia State	30,061	29,360
Federal Electrification Fund - Law 5073/1966	178,194	174,036

	4,517,406	4,412,014

VI - Treasury Shares

The Eletrobrás compulsory loan was enacted by Ordinary Law No. 4156 of November 28, 1962, and charged in the electricity bills of industrial consumers whose monthly consumption would correspond to or exceed 2,000 kWh. Subsequently, Decree Law 1512 of December 29, 1976, in its Article 3, provided that credits deriving from compulsory loans would as from then be converted into Eletrobrás shares.

In view of the model adopted for the refund of the Compulsory Loan credits, i.e., payment with Eletrobrás shares, some subsidiaries began to hold parent company shares. Article 244 of Law 6404 of December 15, 1976 forbids the reciprocal interest among the Company, its associated companies or its subsidiaries.

When this conflict was identified, these shares were acquired and procedures were adopted to hold them in treasury for subsequent disposal, as per Article 13, Chapter III and section X of Article 25, Chapter V of the Eletrobrás Bylaws.

NOTE 30 - ELECTRICITY OPERATIONS

		R$ thousands

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	06/30/2008	06/30/2009	06/30/2008

Provision	-	-	3,400,003	3,522,255
Supply	-	-	3,922,832	3,738,642
Transmission	-	-	2,422,922	1,995,754
CCEE (Electricity Trading Chamber)- short-
term energy	963,350	745,246	1,259,623	1,743,373
Transfer of ITAIPU energy	3,530,857	2,661,439	3,530,857	2,661,439
Regulatory asset - trading of ITAIPU energy	(2,415,470)	747,008	(2,415,470)	747,008
Other	2,974	-	2,974	-

	2,081,711	4,153,693	12,123,741	14,408,471

NOTE 31 - ELECTRICITY OPERATIONS DEDUCTIONS

	R$ thousands

	CONSOLIDATED

	06/30/2009	06/30/2008

Global Reversion Reserve - RGR	252,269	266,775
Fuel Consumption Account - CCC	136,456	143,184
Energy Development Account - CDE	29,677	32,505
Renewable Energy Sources Incentive Program - PROINFA	73,994	36,971
Other	141,656	101,195

	634,052	580,630

ICMS - State VAT	510,182	474,222

	1,144,234	1,054,852

NOTE 32 - INCOME FROM INVESTMENTS IN SUBSIDIARIES AND OTHERS

		R$ thousands

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	06/30/2008	06/30/2009	06/30/2008

Investments in subsidiaries
Equity in results	144,248	619,647	-	-
Return on Capital - ITAIPU	40,629	30,206	21,359	21,236

	184,877	649,853	21,359	21,236

Investments in associated companies
Equity in results	248,524	245,361	248,524	245,361
Interest on capital	44,880	42,292	44,880	42,292

	293,404	287,653	293,404	287,653

Other investments
Interest on capital	13,588	3,052	13,588	3,052
Dividends	43,768	34,848	43,768	34,848
Return on partnership investments	7,949	32,138	93,581	134,660

	65,305	70,038	150,937	172,560

	543,586	1,007,544	465,700	481,449

NOTE 33 - PERSONNEL, SUPPLIES AND SERVICES

		R$ thousands

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	06/30/2008	06/30/2009	06/30/2008

Personnel	118,308	99,325	1,884,678	1,691,498
Supplies	1,798	1,392	121,091	115,703
Services	39,720	20,919	752,598	658,621

	159,826	121,636	2,758,366	2,465,822

NOTE 34 - ENERGY PURCHASED FOR RESALE AND USE OF ELECTRICITY GRID

		R$ thousands

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	06/30/2008	06/30/2009	06/30/2008

Provision	-	-	562,682	121,808
Supply	-	-	441,174	810,962
Transmission	-	-	585,936	325,338
Transfer of ITAIPU energy	3,906,119	2,676,773	2,165,826	1,338,386
CCEE (Electricity Trading Chamber)-short-term energy	584,922	584,011	731,050	878,238
Regulatory asset - ITAIPU energy	(1,372,535)	450,181	(1,372,535)	450,181
Other	3,092	190,587	172,736	190,587

	3,121,598	3,901,552	3,286,869	4,115,500

NOTE 35 - OPERATING PROVISIONS

		R$ thousands

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	06/30/2008	06/30/2009	06/30/2008

Contingencies	68,900	-	236,524	156,310
Allowance for doubtful accounts- consumers
and resellers	-	886	248,884	85,377
Allowance for doubtful accounts - RTE	-	-	(1,292)	(128,994)
Allowance for doubtful accounts - CCEE	-	-	-	-
Allowance for doubtful accounts - loans and
financing	(61,821)	40,924	61,821	40,924
Allowance for doubtful accounts - ICMS
credits	-	-	141,004	-
Present value adjustment - decommission
obligations	-	-	-	-
Losses on the realization of AFACs (advance
for future capital increase)	(27,057)	49,746	-	(671,286)
Unsecured liability in subsidiaries	4,451	144,401	-	577,058
Other	(8,491)	14,587	42,702	82,614

	(24,018)	250,544	729,642	142,003

Losses on the realization of AFACs mainly derive from corporate restructuring operations in the second quarter of 2008.

NOTE 36 - FINANCIAL RESULT

	R$ thousands

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	06/30/2008	06/30/2009	06/30/2008

Financial revenues (expenses)
Interest income, commission and
fees	1,957,305	1,734,748	603,461	504,727
Debt charges	(279,499)	(217,529)	(750,593)	(666,951)
Charges on shareholders' funds	(799,116)	(692,021)	(839,018)	(709,038)
Financial investments	609,207	367,840	658,533	533,910
Default charges	1,507	137	98,031	84,140
Other revenues (expenses)	(7,730)	51,379	(2,857)	63,240

	1,481,674	1,244,555	(232,443)	(189,972)

Monetary and currency
adjustments
Net monetary adjustments	900	753,695	135,249	324,820
Net currency adjustments	(3,108,335)	(1,581,351)	(2,792,569)	(1,417,434)

	(3,107,435)	(827,656)	(2,657,321)	(1,092,614)

	(1,625,761)	416,898	(2,899,763)	(1,282,586)

NOTE 37 - VOLUNTARY SEVERANCE PROGRAM - PDVE

ELETROBRÁS implemented a Voluntary Severance Program aimed at streamlining its staff, open to everyone with the following conditions:

a) Participants of the defined benefit plan of Fundação Eletrobrás de Seguridade Social - ELETROS - who are already retired under the Brazilian Social Security Institute (INSS) system and are eligible to the benefits of the supplementary pension plan of ELETROS within 24 months after adhering to PDVE;

b) Participants of the defined contribution plan of Fundação Eletrobrás de Seguridade Social - ELETROS - who are eligible to the benefits of the supplementary pension plan of ELETROS within 24 months after adhering to PDVE; and

c) Non-participants of Fundação Eletrobrás de Seguridade Social - ELETROS - who are already retired under the INSS, or eligible for retirement, within 24 months after adhering to PDVE, even if on a pro rata basis by the Social Security General System.

After the termination of employment with ELETROBRÁS, the Company will not be responsible for any contribution to the government or private pension plan.

In order to stimulate employees to adhere to the PDVE, an additional indemnity will be paid for each year worked, plus severance pay due in cases of dismissal without just cause, according to the following criteria:

a) 50% of monthly compensation per full year worked, limited to 24 years and corresponding to twelve times the highest salary of the Company;

b) Health care for 12 months as from the severance date.

The period to adhere to PDVE ended on December 31, 2007, with 311 employees, and 68 employees had already left the Company up to December 2008. In 2009, 31 withdrawals were recorded, and we expect the severance of 187 employees.

In order to cover the expenses related to the implementation of PDVE, the Company maintains a provision under the item "Estimated Liabilities" at June 30, 2009, in the amount of R$49,811 thousand to be used through December 2009, as severances occur.

NOTE 38 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

I - Investment management

Financial investments of ELETROBRÁS comprise basically long-term loans and financing and shareholdings in electricity public utility concessionaires, detailed in Notes 9 and 16 and Exhibits II and III.

II - Financial Instruments

a) Cash and cash equivalents: the market value of these assets is equivalent to their book values.

b) Marketable securities: these are classified as held-to-maturity securities and are recorded at acquisition cost plus interest and monetary adjustment credited to results. These instruments are adjusted to probable realizable value, where applicable.

c) Consumers and resellers: the amounts receivable from consumers and resellers are classified as held to maturity and are recorded by their probable realizable values.

d) Rescheduled receivables: these are classified as held-to-maturity and are recorded at their probable realizable values.

e) Loans and financing granted: loans and financing granted refer to the financing of the Brazilian electricity sector, bearing average interest of 9.47% p.a. (March 31, 2009 - 9.61% p.a.).

Financing is restricted to public electricity utility concessionaires, thus, the market rate (or the Company's opportunity cost of capital) is defined by it, taking into account the risk premium compatible with sector activities. Since it is not possible to seek alternatives other than the electricity sector itself, the present value of these loans corresponds to its book value.

At June 30, 2009, the Company had 820 loans and financing agreements, amounting to R$38,819,451 thousand (March 31, 2009 - R$41,852,244 thousand), as follows:

	US$ thousands
Currency	(equivalent)%		R$ thousands

US dollar	8,514,872	42.81	16,617,872
IGP-M	5,122,849	25.75	9,997,752
Real	5,910,542	29.71	11,535,013
Yen	234,795	1.18	458,225
Euro	107,906	0.54	210,589

Total	19,891,089	100.00	38,819,451

f) Loans and financing obtained:

In long-term liabilities, we highlight the loans and financing obtained with financial institutions, especially from abroad, and the Sector Funds, specifically the Global Reversion Reserve - RGR. The market values of loans and financing obtained are equivalent to their book values.

The funds raised are comprise loans contracted with international multilateral agencies - IDB, IBRD, CAF, and it is not feasible to discount them at a rate different from that established for Brazilian debt. Other loans are raised at international rates, where the book value approximates the present value.

ELETROBRÁS ended the second quarter of 2009 with 13 agreements, including loans, financing and bonds, amounting to R$3,538,393 thousand (March 31, 2009 - R$4,162,695 thousand), as follows:

	US$ thousands
Currency	(equivalent)%		R$ thousands

US dollar	1,512,405	83.42	2,951,610
Euro	94,575	5.22	184,573
Yen	206,093	11.37	402,211

Total	1,813,073	100.00	3,538,393

g) The compulsory loan, extinguished by Law No. 7181 of December 20, 1993, could only be collected up to December 31, 1993. Currently, ELETROBRÁS manages the residual balance of the Compulsory Loans, adjusting them based on the IPCA-E and accruing annual interest of 6%., with defined redemption period. The market values of these loans and financing are equivalent to their book values.

h) Derivatives

1 - Fair value of derivative instruments

On June 30, 2009, there were no outstanding derivative financial instruments, and none were entered into in the period ended June 30, 2009.

h.1) Embedded derivatives

The subsidiary ELETRONORTE in 2004 executed long-term electricity supply agreements with three of its major customers. These long-term agreements are associated with the aluminum international price on the London Metal Exchange (LME), as the basic asset for the purposes of defining monthly amounts of the agreements.

The breakdown of agreements is as follows:

Dates of the agreement

Customer	Start	Maturity	Megawatts average volume

750 MW - until 12/31/2006
Albrás	7/1/2004	12/31/2024	800 MW - as from 1/1/2007
Alcoa	7/1/2004	12/31/2024	304.92 MW to 328 MW
BHP	7/1/2004	12/31/2024	353.08 MW to 492 MW

These agreements include the "cap and floor band" concept related to the aluminum price quoted on the LME. The cap and floor price of LME is limited to US$2,773.21/tonne and US$1,450/tonne, respectively.

The Company does not carry out other types of derivatives operations except for those mentioned in this Note. Other information about this operation is disclosed in Note 19.

III - Risks

a) Regulatory Risk

The Company, through its subsidiaries, holds concessions for the public service of electricity generation, transmission and distribution with maturities according to the prevailing laws. Should these concessions not be renewed or are renewable only with the imposition of additional costs to the Company, current profitability and activity levels may change.

b) Exchange rate risk

A major portion of the Company's assets and results of operations is significantly affected by the exchange rate risk factor, especially in the US dollar. On June 30, 2009, the Company has credits deriving from financing granted in foreign currency, amounting to R$17,286,686 thousand, corresponding to US$8,857,573 thousand. When comparing foreign currency-denominated receivables and debt, there is a coverage of approximately 4.89 times.

c) Credit risk

The Company, through its subsidiaries, operates in the electricity generation and transmission markets, supported by agreements executed in a regulated framework. In the bilateral agreements executed with electricity distribution companies, the Company seeks to minimize its credit risks by means of guarantee mechanisms involving receivables from their customers.

In the transactions with industrial customers called free consumers, the credit risk is minimized by means of the prior analysis of business conditions.

d) Price risk

Until 2004, electricity supply prices deriving from generation activity were established by ANEEL. After the auction 001/2004 held by the regulatory authority, the generation companies started to commercialize their electricity with a higher number of customers, at prices defined by the market.

The electricity transmission activity's remuneration is established by ANEEL, by setting the authorized annual revenue - RAP, deemed as sufficient to cover operating costs and to maintain the economic and financial balance of the concession.

e) Market risk

A significant portion of electricity generated by the companies controlled by ELETROBRÁS is sold by means of energy trading agreements in a regulated framework - CCEAR's, executed as a result of the subsidiaries participation in energy auctions, organized by ANEEL.

NOTE 39 - RELATED PARTIES TRANSACTIONS

The transactions of ELETROBRÁS with its subsidiaries and special-purpose entities are carried out at prices and under conditions compatible with those practiced in the market. Among the main operations that took place with related parties, we highlight the loans and financing granted which were established under market conditions and/or according to specific laws. Other operations were also made under normal market conditions.

As shown in the Note 3, the Company does not have share-based compensation.

In addition, there are no operations with individuals deemed as related parties, except for shareholders.

PARENT COMPANY

	ASSETS	LIABILITIES	RESULT

FURNAS
Consumers and resellers	5,392	-	-
Loans and financing	1,035,693	-	-
Return on investments	265,186	-	-
Advance for future capital increase	31,154	-	-
Sundry liabilities	-	-	-
Interest, commissions and fee income	-	-	42,285

	1,337,425	-	42,285

Chesf
Consumers and resellers	2,821	-	-
Loans and financing	3,212,130	-	-
Return on investments	-	-	-
Advance for future capital increase	-	-	-
Sundry liabilities	-	1,368	-
Interest, commissions and fee income	-	-	187,733

	3,214,951	1,368	187,733

ELETRONORTE
Consumers and resellers	5,477	-	-
Loans and financing	7,197,676	-	-
Fuel consumption account	94,499	-	-
Advance for future capital increase	-	-	-
Sundry liabilities	-	46	-
Interest, commissions and fee income	-	-	561,527

	7,297,652	46	561,527

	ASSETS	LIABILITIES	RESULT

ELETROSUL
Renegotiated receivables	14	-	-
Loans and financing	663,398	-	-
Return on investments	-	-	-
Advance for future capital increase	332,643	-	-
Interest, commissions and fee income	-	-	27,820

	996,054	-	27,820

CGTEE
Loans and financing	689,933	-	-
Interest, commissions and fee income	-	-	11,496

	689,933	-	11,496

ELETRONUCLEAR
Loans and financing	3,031,216	-	-
Return on investments	30,301	-	-
Advance for future capital increase	-	-	-
Sundry liabilities	-	54,732	-
Interest, commissions and fee income	-	-	183,178

	3,061,517	54,732	183,178

ELETROPAR
Advance for future capital increase	-	-	-
Return on investments	-
Sundry liabilities	-	-
Interest, commissions and fee income	-	-	-

	-	-	-

		-	-

	ASSETS	LIABILITIES	RESULT

ITAIPU
Loans and financing	7,522,626
Return on investments	-	-	-
Suppliers	-	-	-
Energy purchased for resale	-	-	1,740,293
Interest, commissions and fee income	-	-	289,341

	7,522,626	-	2,029,634

CEAL
Consumers and resellers	788	-	-
Loans and financing	374,458	-	-
Fuel consumption account	1,176	-	-
Advance for future capital increase	-	-	-
Interest, commissions and fee income	-	-	21,365

	376,423	-	21,365

CEPISA
Consumers and resellers	594	-	-
Loans and financing	475,376	-	-
Fuel consumption account	904	-	-
Interest, commissions and fee income	-	-	25,535

	476,874	-	25,535

AMAZONAS ENERGIA
Loans and financing	1,328,448	-	-
Fuel consumption account	1,819	-	-
Interest, commissions and fee income	-	-	68,182

	1,330,267	-	68,182

	ASSETS	LIABILITIES	RESULT

CERON
Loans and financing	466,433	-	-
Fuel consumption account	11,040	-	-
Interest, commissions and fee income	-	-	26,056

	477,473	-	26,056

ELETROACRE
Loans and financing	40,669	-	-
Fuel consumption account	272	-	-
Advance for future capital increase	-	-	-
Interest, commissions and fee income	-	-	2,159

	40,941	-	2,159

NATIONAL TREASURY
Obligations	-	767,691	-
Dividends payable	-	-	-

	-	767,691	-

ELETROS
Social security contributions	-	-	(7,008)

	-	-	(7,008)

BNDESPAR
Dividends payable	-	-	-

	-	-	-

Chesf
CONSOLIDATED
NORTHEAST TRANSMISSION
SYSTEM	ASSETS	LIABILITIES	RESULT

Permanent shareholding	118,119	-	-
Interest on capital/dividends receivable	-	-	-
Suppliers	-	1,061	-
Revenues from services rendered	-	-	909
Revenues from interest on capital/dividends	-	-	-
Equity in the results	-	-	11,956
Grid usage charge	-	-	(4,961)

	118,119	1,061	7,904

CEPEL
Operating expenses	-	-	(4,719)

	-	-	(4,719)

INTESA
Permanent shareholding	22,795	-	-
Interest on capital/dividends receivable	57	-	-
Suppliers	-	-	-
Equity in the results	-	-	(98)

	22,852	-	(98)

ÁGUAS DA PEDRA
Permanent shareholding	61,985	-	-

	ASSETS	LIABILITIES	RESULT

ENERGIA SUSTENTÁVEL

Permanent shareholding	173,388	-	-
Equity in the results	-	-	(3,154)

	173,388	-	(3,154)

INTERLIGAÇÃO ELÉTRICA DO
MADEIRA

Permanent shareholding	17,110	-	-

		-	-
	17,110

FACHESF
Suppliers	-	3,794	-
Regular contributions	-	4,015	-
Actuarial agreements	-	324,073	(13,060)
Financial expenses	-	-	-
Operating expenses	-	-	(17,051)

	-	331,882	(30,111)

	ELETROSUL
	ASSETS	LIABILITIES	RESULT

ETAU
Permanent shareholding	14,907	-	-
Interest on capital/dividends receivable	273		-
Advance for future capital increase	-	-	-
Equity in the results	-	-	2,667

	15,180	-	2,667

ARTEMIS
Permanent shareholding	72,728	-	-
Equity in the results	-	-	4,586

	72,728	-	4,586

SC ENERGIA
Permanent shareholding	164,607	-
Interest on capital/dividends receivable	11,064	-	-
Revenues from services rendered	6,094	-	1,863
Equity in the results	-	-	10,966

	181,765	-	12,829

UIRAPURU
Permanent shareholding	22,119
Interest on capital/dividends receivable	902	-	-
Revenues from services rendered	4,312
Equity in the results	-	-	1,907

	27,333	-	1,907

	ASSETS	LIABILITIES	RESULT
RS ENERGIA
Permanent shareholding	122,237	-	-
Revenues from services rendered			164
Equity in the results	-	-	491

	122,237	-	655

ENERGIA SUSTENTÁVEL
Permanent shareholding	173,388	-	-

	173,388	-	-

FUNDAÇÃO ELOS
Regular contributions	-	1,485	-
Actuarial agreements	-	35,944	-
Financial expenses	-	-	653
Operating expenses	-	-	1,562

	-	37,429	2,215

NORTE BRASIL
Permanent shareholding	490	-	-

	490	-	-

ESTAÇÃO TRANSMISSORA
Permanent shareholding	24,201	-	-

	24,201	-	-

PORTO VELHO
Permanent shareholding	9,190	-	-

	9,190	-	-

	ELETRONORTE
	ASSETS	LIABILITIES	RESULT

BRASNORTE
Permanent shareholding	50,850	-	-

	50,850	-	-

AGUAS DA PEDRA
Permanent shareholding	61,985	-	-

	61,985	-	-

AMAPARI
Permanent shareholding	40,674	-	-
Equity in the results		-	(749)

	40,674	-	(749)

AETE
Permanent shareholding	40,253
Equity in the results	-	-	5,088

	40,253	-	5,088

INTESA
Permanent shareholding	70,284	-	-
Equity in the results	-	-	1,610

	70,284		1,610

NORTE BRASIL
Permanent shareholding	490	-	-

	490	-	-

	ASSETS	LIABILITIES	RESULT
PORTO VELHO
Permanent shareholding	9,190	-	-

	9,190	-	-

ESTAÇÃO
Permanent shareholding	24,201	-	-

	24,201	-	-

PREVINORTE

Social security contributions	-	2,970	11,715

	-	2,970	11,715

ELETRONUCLEAR
NUCLEOS

Actuarial deficit	-	106,603	-

Regular contribution	-	1,413	3,172

	-	108,016	3,172

REAL GRANDEZA
Actuarial assets	-	-	11,612
Regular contributions	-	2,607	4,891
Administrative expenses	-	-	1,188
Debt charges	-	-	3,521

	-	2,607	21,212

ITAIPU
FIBRA
Accounts receivable
Suppliers	-	37	-
Accounts payable	-	44,272	-
Regular contributions	-	966	7,129
Actuarial agreements	-	-	-
Actuarial provision	-	191,599	-

Financial expenses	-	-	9,949

	-	236,874	17,078

CAJUBI

Accounts receivable	262	-	-
Regular contributions	-	1,741	7,670
Actuarial provision	-	143,574	-

	262	145,315	7,670

NOTE 40 - RELATIONSHIP WITH INDEPENDENT PUBLIC ACCOUNTANTS

In compliance with provisions of CVM Rule 381 of January 14, 2003, ELETROBRÁS informs that it contracts independent audit services of PricewaterhouseCoopers, engaged in April 2009, for the execution of audit services in connection with the Financial Statements of ELETROBRÁS and its subsidiaries, and also confirms that the Company does not maintain any services agreements with this firm other than those audit services of the Financial Statements.

The Company's policy in relation to its independent public accountants is based on principles that preserve the public accountants' independence.

The jointly-controlled subsidiary ITAIPU BINACIONAL, has contracted BDO Trevisan as its independent public accountants.

NOTE 41 - SUBSEQUENT EVENTS

I) ELETROBRÁS concluded in July 2009 the issued of bonds on the international market in the amount of US$1 billion, as follows:

Description	Senior Unsecured Notes
Registration	Rule 144a. - Regulation S
Issue price	99.112%
Interest rate	6.875% p.a.
Maturity	July 30, 2019
Yield for investor	7% p.a.
Global Coordinator	Credit Suisse Securities (USA) LLC
Listing	Luxembourg Stock Exchange
Purpose	Company's investments program

II) Concerning the judgment rendered on August 12, 2009 at the Superior Court of Justice (STJ), referring to the Compulsory Loan credits, we announce that appeals lodged by ELETROBRÁS were partially accepted, since credits of 1st and 2nd conversions were deemed time-barred by law. The SELIC rate was also considered not applicable to the principal amount, bearing interest only as of the summons date. The conversion of said credits was maintained at the share book value.

The Company's Management is evaluating the effects of STJ's decisions, and we do not expect any impact on the Company's financial position.

III) Concerning the Provisional Measure 466 of July 29, 2009, referring to the electricity services in isolated systems. Eletrobrás' Management is awaiting the regulation of this legal instrument by the executive branch, and currently it is not possible to accurately measure the positive effects of this Measure on the Company's Financial Statements.

José Antonio Muniz Lopes	Astrogildo Fraguglia Quental
Chief Executive Officer	Chief Financial and Investor Relations Officer

Valter Luiz Cardeal de Souza	Miguel Colasuonno
Engineering Officer	Administration Officer

Flávio Decat de Moura	Ubirajara Rocha Meira
Distribution Officer	Technology Officer

João Vicente Amato Torres Accountant CRC-RJ-057.991/O-S-DF

CENTRAIS ELÉTRICAS BASILEIRAS S.A. - ELETROBRÁS
CONSUMERS AND DISTRIBUTORS ON JUNE 30, 2009 AND MARCH 31, 2009
(In thousands of Reais)

	PARENT COMPANY						CONSOLIDATED

		06/30/2009			03/31/2009		06/30/2009			03/31/2009

		Overdue up to	Overdue more				Overdue up to 90	Overdue more
	Not year due	90 days	than 90 days	Total	Total	Not year due	days	than 90 days	Total	Total

AES ELETROPAULO	178,442	-	-	178,442	210,413	219,894	-	-	219,894	239,947
AES SUL	37,662	-	-	37,662	44,447	50,658	-	-	50,658	64,046
AES TIETÊ	-	-	-	-	-	1,761	-	-	1,761	770
AMPLA	38,346	-	-	38,346	45,200	68,849	-	-	68,649	77,928
ANDE	-	-	-	-	-	47,523	-	-	47,523	61,780
EBE	46,259	-	-	46,259	54,588	62,279	-	-	62,279	57,588
CEA	-	-	-	-	-	10,499	26,007	604,039	640,545	602,364
CEB	218,219	-	-	218,819	22,137	34,743		13,376	48,119	47,244
CEEE-D	86,832	-	-	86,832	94,424	106,967		-	106,967	121,467
CELESC	79,818	-	-	79,818	94,167	121,146		-	121,146	132,947
CELG	37,271	55,589	396,334	489,195	514,100	74,785	55,589	396,334	526,709	546,245
CELPA	-	-	-	-	-	38,383	3,631	-	42,014	33,675
CELPE	-	-	-	-	-	32,276	129	-	32,405	33,214
CEMAR	-	-	-	-	-	26,822	-	-	26,822	23,853
CEMIG	151,967	-	-	151,967	179,294	234,167	-	-	234,167	251,620
CESP	-	-	-	-	-	3,115	-	-	3,115	2,530
COELCE	-	-	-	-	-	27,683	-	-	27,683	25,404
COELBA	-	-	-	-	-	60,150	-	-	60,150	60,082
COPEL	89,636	-	-	89,696	105,757	173,167	-	-	173,167	185,244
CPFL	98,869	-	-	98,869	116,593	128,165	-	-	128,165	145,384
ELEKTRO	52,463	-	-	52,463	61,890	97,627	-	-	97,627	107,764
ENERSUL	14,801	-	-	14,801	17,443	27,771	-	-	27,771	30,403
ESCELSA	27,990	-	-	27,990	33,031	44,452	-	-	44,452	49,761
LIGHT	96,475	-	-	96,475	113,754	145,477	-	-	145,477	192,449
PIRATININGA	51,193	-	-	51,193	60,383	60,135	-	-	60,135	62,186
RGE	34,047	-	-	34,047	40,101	38,290	-	-	38,290	45,381
CCEE trading	-	-	-	-	-	43,463	7,299	16,000	66,762	449,609
Rgulatory assets	-	-	-	-	-	86,787	-	-	86,787	79,987
Use of electricity grid	-	-	-	-	-	291,948	1,688	23,225	316,861	397,288
PROINFA	133,371	9,706	44,623	187,700	164,247	133,731	-	-	133,731	164,247
Consumers	-	-	-	-	-	349,802	225,594	418,612	994,008	1,438,802
Public authorities	-	-	-	-	-	65,115	53,916	358,286	477,317	128,164
Other	50,810	-	-	50,810	55,604	545,705	10,213	63,986	619,904	466,863
(-) Allowance for doubtfukl accounts	-	-	-	-	-	(55,860)	(19,296)	(1,279,165)	(1,354,321)	(1,594,016)

	1,328,071	65,295	440,957	1,834,323	2,027,519	3,393,115	364,770	614,693	4,372,579	4,732,219

CENTRAIS ELÉTRICAS BASILEIRAS S.A. - ELETROBRÁS
LOANS AND FINANCING GRANTED ON JUNE 30, 2009 AND MARCH 31, 2009
(In thousands of Reais)

	PARENT COMPANY								CONSOLIDATED

	06/30/2009				03/31/2009				06/30/2009				03/31/2009

	CURRENT				CURRENT				CURRENT				CURRENT
	CHARGES		PRINCIPAL		CHARGES		PRINCIPAL		CHARGES		PRINCIPAL		CHARGES		PRINCIPAL

	Average				Average				Average				Average
	rate	Value	Current	Non-current	rate	Value	Current	Non-current	rate	Value	Current	Non-current	rate	Value	Current	Non-current

SUBSIDIARY AND
JOINTLY-CONTROLLED
SUBSIDIARIES
FURNAS	6.29%	6,766	212,312	806,615	8.18%	11,052	228,548	883,768	-	-	-	-	-	-	-	-
CHESF	9.42%	29,879	430,596	2,751,655	11.32%	-	417,487	2,881,834	-	-	-	-	-	-	-	-
ELETROSUL	6.27%	2,267	96,773	564,358	7.83%	-	97,565	499,996	-	-	-	-	-	-	-	-
ELETRONORTE	13.19%	11,911	208,872	6,976,893	15.73%	27,185	181,520	7,090,028	-	-	-	-	-	-	-	-
ELETRONUCLEAR	11.94%	21,968	90,203	2,919045	12.45%	20,578	65,350	2,873,680	-	-	-	-	-	-	-	-
CGTEE	2.79%	725	45,548	643,660	4.72%	7,799	4,416	661,360	-	-	-	-	-	-	-	-
CEAL	11.79%	144	45,270	329,044	12.51%	249	32,981	321,256	-	-	-	-	-	-	-	-
CERON	11.31%	89	55,646	410,698	11.40%	-	41,037	415,162	-	-	-	-	-	-	-	-
CEPISA	10.56%	534	88,825	386,017	11.27%	-	67,656	378,844	-	-	-	-	-	-	-	-
ELEROACRE	11.12%	-	9,643	31,028	11.07%	-	7,263	32,519	-	-	-	-	-	-	-	-
MANAUS	9.92%	-	171,550	1,156,898	10.86%	-	131,509	1,171,038	-	-	-	-	-	-	-	-
ITAIPÚ	7.08%	-	60,365	14,984,886	7.08%	-	60,375	17,941,105	-	-	30,183	7,492,443	-	-	30,188	8,970,553

		74,283	1,515,603	31,970,797		66,863	1,335,707	35,120,590		-	30,183	7,492,443		-	30,188	8,970,553

OTHER

CEMIG	6.15%	2,342	56,946	349,423	6.15%	268	54,649	359,850	6.15%	2,342	56,946	349,423	6.15%	268	54,649	359,850
COPEL	8.39%	2,088	38,892	281,893	8.39%	15	4,209	66,090	8.39%	2,088	38,892	281,893	8.39%	15	4,209	66,090
CEEE	8.56%	305	47,758	55,603	8.95%	100	57,098	29,564	8.95%	305	47,758	55,603	8.95%	100	57,098	29,564
DUKE	10.00%	2,294	120,866	429,345	10.00%	2,267	171,843	405,364	10.00%	2,294	120,866	429345	10.00%	2,267	171,843	405,364
AES TIETÊ	10.00%	4,533	238,808	848288	10.00%	4,599	231,367	913,136	10.00%	4,533	238,808	848,288	10.00%	4,599	231,367	913,136
AES ELETROPAULO	10.29%	280,590	111,987	538	10.29%	277,458	113,968	-	10.29%	280,590	111,987	538	10.29%	277,458	113,968	-
TRACTBEL	12.00%	575	31,122	26,333	12.00%	-	28,137	33,815	12.00%	575	31,122	26,333	12.00%	-	28,137	33,815
CELPE	6.00%	913	16,976	70,122	6.00%	434	15,670	74,039	6.00%	913	16,976	70,122	6.00%	434	15,670	74,039
CEMAR	3.90%	1,669	23,156	350,488	5.91%	-	20,066	320,908	5.91%	1,669	23,156	350,488	5.91%	-	20,066	320,908
CESP	8.97%	1,130	29,629	218,107	9.36%	820	28,395	226,201	9.36%	1,130	29,629	218,107	9.36%	820	28,395	226,201
OTHER		104,286	319,351	1,371,907		93,226	326,191	1,604,284		104,437	414,400	1,441,367		93,417	428,919	1,700,583
(-) Allowance for doubtful accounts		(71,095)	(108,401)	-		(66,406)	(68,542)	-		(71,095)	(108,401)	-		(66,406)	(68,542)	-

		329,630	927,090	4,002,047		312,781	983,051	4,033,251		329,781	1,022,139	4,071,507		312,972	1,085,779	4,129,553

Total		403,913	2,442,693	35,972,844		379,644	2,318,758	39,153,841		329,781	1,052,322	11563,950		312,972	1,115,967	13,100,106

The long-term portion of loans and financing granted with usual and sector funds, including transfers, matures in variable amounts, as shown below:

	2011	2012	2013	2014	2015	After 2015	TOTAL

PARENT COMPANY	3,027,797	3,087,333	2825,608	2,684,781	2,514,528	21,652,797	35,972,843
CONSOLIDATED	1,031,189	992464	908,329	863,059	808,328	6,960,580	11,563,950

CENTRAIS ELÉTRICAS BASILEIRAS S.A. - ELETROBRÁS
INVESTMENTS IN CONSOLIDATED COMPANIES ON JUNE 30, 2009 AND MARCH 31, 2009
(In thousands of Reais)

					06/30/2009						03/31/2009

COMPANIES' DATA	FURNAS (b)	CHESF	ELETROSUL	ELETRONORTE	ELETRONUCLEAR	ELETROPAR	CGTEE	MANAUS	ITAIPÚ(a)	TOTAL	TOTAL

Capital stock	6,000,000	4,539,557	1,245,042	4,177,205	3,296,032	55,769	296,172	2,381,558	195,160	-	-

Advances for future capital increase	315,154	294,346	332,644	-	-	62,285	-	-	-	-	-

Stockholders' equity	13,797,344	13,342,512	2,721,063	5,935,167	4,411,306	111,780	296,172	307,648	195,160	-	-

Net income (loss) for the period	115,611	569,362	106,980	(253,499)	91,569	5,030	(53,834)	(446,322)	-	-	-

ELETROBRÁS' INTEREST
Number of shares - thousands
Common	50,618,949	40,478	42,582,421	81,250	9,612,517	8,480,196	1,126,273	1,750,588	-	-	-
Preferred	14,088,233	1,002	-	-	2,687,216	-	-	-	-	-	-
% interest
Subscribed and paid-up shares	99,54	99,45	99,71	98,66	99,80	81,61	99,94	100,00	50,00	-	-
Voting capital	99,82	100,00	99,71	98,66	99,92	81,61	99,94	100,00	50,00	-	-

BREAKDOWN OF INVESTMENTS
Balances at the begining of the period	13,587,598	12,410,121	2,253,020	6,106,975	4,311,530	45,948	349,797	753,971	116,850	39,935,810	39,935,810
Equity in results - income (loss) for the period	115,077	566,231	106,670	(229,379)	91,395	(5,621)	(53,803)	(446,322)	(19,270)	124,978	140,983
Adjustments of Law 11.638/07			21,802							21,802	-

Balances at the end of the period	13,702,675	12,976,352	2,381,492	5,877,596	4,402,925	40,327	295,994	307,649	97,580	40,082,590	40,076,793

(a) ELETROBRÁS' interest, according to Decree -Law 72707/73, is fixed and equivalent to US$ 50,000 thousand.
(b) Adjusted stockholders' equity.

CENTRAIS ELÉTRICAS BASILEIRAS S.A. - ELETROBRÁS
FIXED ASSETS
(In thousands of Reais)

	PARENT COMPANY						SUBSIDIARIES							CONSOLIDATED

	30/06/2009						30/06/2009								30/06/2009

									AMAZONAS
	ELETROBRAS	FURNAS	CHESF	ELETRONORTE	ELETRONUCLEAR	ELETROSUL	ITAIPÚ	CGTEE	ENERGIA	CEAL	CERON	CEPISA	ELETROACRE	ELETROPAR	TOTAL

Generation
In service	-	8,964,928	17,370,298	18,341,142	6,676,055	-	15,246,341	177,742	2,090,011	-	36,195	-	-	-	68,902,712
Accumulated depreciation	-	(3,165,285)	(7,113,680)	(7,468,030)	(2,130,832)	-	-	-	(1,034,112)	-	(23,528)	-	-	-	(20,935,467)

	-	5,799,643	10,256,618	10,873,112	4,545,223	-	15,246,341	177,742	1,055,899	-	12,667	-	-	-	47,967,245
In progress	-	1,820,585	222,198	281,990	2,140,789	434,111	236,393	799,905	91,952	-	86	-	-	-	6,028,009

		7,620,228	10,478,816	11,155,102	6,686,012	434,111	15,482,735	977,647	1,147,851	-	12,753	-	-	-	53,995,255

Transmission
In service	13,269	12,500,073	7,483,294	6,272,271	-	3,935,220	1,201,712	-	-	-	-	-	-	-	31,455,839
Accumulated depreciation	(914)	(6,510,297)	(3,420,981)	(2,944,461)	-	(1,419,398)	-	-	-	-	-	-	-	-	(14,346,051)

	12,355	6,039,776	4,062,313	3,277,810	-	2,515,822	1,201,172	-	-	-	-	-	-	-	17,109,788
In progress	-	1,271,248	1,187,315	590,129	-	159,423	-	-	-	-	-	-	-	-	3,208,115

	12,355	7,311,024	5,249,628	3,867,939	-	2,675,245	1,201,712	-	-	-	-	-	-	-	20,317,093

Distribution
In service	-	1,518	-	229,566	-	-	-	-	1,153,714	719,872	510,743	402,115	288,390	-	3,305,918
Accumulated depreciation	-	(636	(65,921)	-	-	-	-	-	(548,184)	(267,521)	(220,951)	-	(71,885)	-	(1,175,098)

	-	882	-	163,645	-	-	-	-	605,530	542,351	289,792	402,115	216,505	-	2,130,820
In progress	-	-	-	81,950	-	-	-	-	273,039	77,833	95,576	107,572	47,710	-	683,680

	-	-	-	245,595	-	-	-	-	878,569	530,184	385,368	509,687	264,215	-	2,814,500

Administration
In service	42,704	208,294	1,050,734	61,262	14,479	34,733	837,056	-	287,200	13,900	22,216	-	15,661	186	2,588,425
Accumulated depreciation	(30,708)	(92,711	(513,868)	(30,434)	(7,049)	(10,989)	-	-	(194,311)	(8,974)	(12,747)	-	(10,182)	(144)	(912,117

	11,996	115,583	536,866	30,828	7,430	23,744	837,056	-	92,889	4,926	9,469	-	5,479	42	1,676,308
In progress	-	20,069	88,593	174,703	410	1,730	345,432	-	4,006	519	2,663	-	807	-	638,932

	11,996	135,652	625,459	205,531	7,840	25,474	1,182,488	-	96,895	5,445	12,132	-	6,286	42	2,315,241

	24,351	15,067,786	16,353,903	15,474,167	6,693,852	3,14,830	17,866,935	977,647	2,123,315	535,629	410,253	509,687	270,051	42	79,442,889

Concession liabilities
(-) Amortizayions and
reversals	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
(-) Consumers contribution	-	(3,344)	(317	-	-	-	-	-	(24,375)	(19,833)	(12,711)	-	(3,372)	-	(63,952)
(-) Federal government
contribution	-	-	(108,052)	(230,256)	-	-	-	-	(53,747)	(180,387)	(24,240)	-	(164,532)	-	(761,214)
(-) Donations and subsides
for investments	-	-	(43,864)	-	(1,275	(9,221)	-	-	(244,225)	(36,143)	(4,502	-	-	-	(339,230
(-) Other		(112,540)	(606)	(677,081)	(177)	-	-	-	-	(5,296)	(116,796)	(209,588)	(8,737)	-	(1,130,821)

		(112,540)	(155,866)	(907,654)	(1,452)	(9,221)	-	-	(322,347)	(241,659)	(158,249)	(209,588)	(176,641)	-	(2,295,217)

Total	24,351	14,955,246	16,198,037	14,566,513	6,692,400	3,125,609	17,866,935	977,647	1,800,968	293,970	252,004	300,099	93,860	42	77,147,682

Average annual depreciation rate (%)

Generation	-	2.30%	2.40%	-2.37%	3.30%	0.00%	0.00%	6.12%	2.03%	0.00%	2.82%	0.00%	0.00%	-
Transmission	-	3.00%	2.98%	-2.99%	0.00%	3.19%	0.00%	0.00%	0.00%	0.00%	4.18%	0.00%	0.00%	-
Distribution/Trading	-	5.70%	0.00%	-2.94%	0.00%	0.00%	0.00%	0.00%	3.21%	1.40%	4.26%	5.40%	4.09%	-
Administration	7.95%	9.30%	7.31%	-16.57%	10.00%	7.51%	0.00%	12.50%	1.55%	1.40%	9.01%	5.60%	5.29%

CENTRAIS ELÉTRICAS BASILEIRAS S.A. - ELETROBRÁS FIXED ASSETS

(In thousands of Reais)

	PARENT
	COMPANY							SUBSIDIARIES							CONSOLIDATED

	03/31/2009							03/31/2009							03/31/2009

	ELETROBRAS	FURNAS	CHESF	ELETRONORTE	ELETRONUCLEAR	ELETROSUL	ITAIPÚ	CGTEE	MANAUS	CEAL	CERON	CEPISA	ELETROACRE	ELETROPAR	TOTAL

Generation
In service	-	8,961,298	17,354,168	17,599,590	6,051,064	-	18,380,546	186,702	2,092,012	-	36,195	13,374	-	-	70,674,949
Accumulated depreciation	-	(3,144,204)	(7,028,069)	(7,358,926)	(2,086,422)	-	-	-	(1,019,475)	-	(23,274)	(10,323)	-	-	(20,640,602)

	-	5,874,094	10,326,099	10,240,664	3,964,642	-	18,380,546	186,702	1,072,537	-	12,921	3,142	-	-	50,034,346
In progress	-	1,608,035	186,902	364,423	2,649,641	361,373	507,447	815,444	86,446	-	8	3,710	-	-	6,583,428

	-	7,455,129	10,513,001	10,605,087	6,614,283	361,373	18,887,992	1,002,146	1,158,983	-	12,929	6,851	-	-	56,617,774

Transmission
In service	13,269	12,509,024	7,472,322	6,219,089	-	3,587,789	1,425,602	-	-	-	-	-	-	-	31,227,094
Accumulated depreciation	(827)	(6,425,000)	(3,371,542)	(2,943,037)	-	(1,395,459)	-	-	-	-	-	-	-	-	(14,135,865)

	12,442	6,084,024	4,100,780	3,276,052	-	2,192,330	1,425,602	-	-	-	-	-	-	-	17,091,230
In progress	-	1,239,184	1,108,638	545,394	-	444,283	-	-	-	-	-	-	-	-	3,337,499

	12,442	7,323,208	5,209,418	3,821,446	-	2,636,613	1,425,602	-	-	-	-	-	-	-	20,428,729

Distribution
In service	-	1,512	-	229,026	-	-	-	-	1,153,603	704,130	500,463	682,463	264,932	-	3,536,540
Accumulated depreciation	-	(605)	-	(64,833)	-	-	-	-	(537,606)	(260,007)	(215,665)	(294,161)	(68,914)	-	(1,441,791)

	-	907	-	164,193	-	-	-	-	615,997	444,123	284,798	388,714	196,018	-	2,094,750
In progress	-	-	-	100,441	-	-	-	-	229,599	73,229	97,188	610	61,469	-	562,536

	-	907	-	264,634	-	-	-	-	845,596	517,352	381,986	389,324	257,487	-	2,657,286

Administration
In service	42,098	205,986	1,048,497	60,912	14,523	33,600	991,803	-	287,084	14,311	22,216	-	15,592	188	2,736,810
Accumulated depreciation	(29,771)	(90,090)	(499,767)	(29,173	(6,831)	(10,487)	-	-	(190,945)	(8,779)	(12,248)	-	(10,003)	(143)	(888,237)

	12,327	115,896	548,730	31,739	7,692	23,113	991,803	-	96,139	5,532	9,968	-	5,589	45	1,848,573
In progress	-	19,311	76,630	167,175	1,136	674	161,319	-	2,209	400	1,080	-	800	-	430,734

	12,327	135,207	625,360	198,914	8,828	23,787	1,153,121	-	98,348	5,932	11,048	-	6,389	45	2,279,307

	24,769	14,914,451	16,347,779	14,890,081	6,623,111	3,021,773	21,466,715	1,002,146	2,102,927	523,284	405,963	396,175	263,876	45	81,983,096

Concession liabilities
(-) Amortizayions and
reversals	-	-	-	-	-	-	-	-	-	(418)	-	-	-	-	(418)
(-) Consumers contribution	-	-	(3,344)	(318)	-	-	-	-	(24,375)	(19,535)	(12,405)	(9,623)	(3,305)	-	(72,905)
(-) Federal government
contribution	-	-	(108,052)	(230,256)	-	-	-	-	(51,191)	(168,576)	(24,240)	(3,604)	(164,408)	-	(750,327)
(-) Donations and subsides
for investments	-	-	(43,865)	-	(1,665)	(9,221)	-	-	(215,231)	(36,143)	(4,502)	-	-	-	(310,627)
(-) Other	-	(112,540)	(606)	(38,632)	(183)	-	-	-	-	(5,295	(114,732)	(56,746)	(8,832)	-	(337,566)

	-	(112,540)	(155,867)	(269,206)	(1,848)	(9,221)	-	-	(290,797)	(229,967)	(155,879)	(69,974)	(176,545)	-	(1,471,844)

Total	24,769	14,801,911	16,191,912	14,620,875	6,621,263	3,012,552	21,466,715	1,002,146	1,812,130	293,317	250,084	326,202	87,331	45	80,511,253

Average annual depreciation rate (%)

Generation	-	2.30%	2.40%	-2.37%	3.30%	0.00%	0.00%	6.12%	2.03%	0.00%	2.82%	0.00%	0.00%	-
Transmission	-	3.00%	2.98%	-2.99%	0.00%	3.19%	0.00%	0.00%	0.00%	0.00%	4.18%	0.00%	0.00%	-
Distribution/Trading	-	5.70%	0.00%	-2.94%	0.00%	0.00%	0.00%	0.00%	3.21%	1.40%	4.26%	5.40%	4.09%	-
Administration	7.95%	9.30%	7.31%	-16.57%	10.00%	7.51%	0.00%	12.50%	1.55%	1.40%	9.01%	5.60%	5.29%

CENTRAIS ELÉTRICAS BASILEIRAS S.A. - ELETROBRÁS
LOANS AND FINANCING RECEIVED ON JUNE 30, 2009 AND MARCH 31, 2009
(In thousands of Reais)

	PARENT COMPANY								CONSOLIDATED

	06/30/2009				03/31/2009				06/30/2009				03/31/2009

	CURRENT CHARGES		PRINCIPAL		CURRENT CHARGES		PRINCIPAL		CURRENT CHARGES		PRINCIPAL		CURRENT CHARGES		PRINCIPAL

	Average rate	Value	Current	Non-current	Average rate	Value	Current	Non-current	Average rate	Value	Current	Non-current	Average rate	Value	Current	Non-current

FOREIGN CURRENCY
Financial Institutions

Inte-American Development Bank - BID	5.32%	4,292	36,312	290,493	5.32	11,130	43,077	366,152	5.32%	4,292	36,312	290,493	5.32	11,129	43,077	366,152
Corporación Andina de Fomento - CAF	4.63%	12,036		1,366,120	4.77	8,889		1,620,640	4.76%	12,036		1,366,120	4.76	8,890	-	1,620,640
Kreditanstalt fur Wiederaufbau - KFW	5.73%	132	26,019	66,144	5.73	1,1882	29,233	89,068	5.73%	208	38,012	66,114	5.73	2,548	56,182	89,068
Dresdner Bank	6.25%	176	26,018	66,133	6.25	2,416	29,233	89,067	6.25%	206	31,840	66,133	6.25	2,689	42,316	89,067
Eximbank	2.15%	1,865	44,483	355,862	2.15	4,696	52,681	435,590	2.15%	1,865	44,483	355,862	2.15	-	52,682	435,590
Other		1,373	1,969	649,096		11,971	2,471	648,779		2,213	9,813	586,307		17,935	17,935	571,160

		19,875	134,801	2,793,798		40,984	156,695	3,249,296		20,821	160,460	2,731,009		43,191	212,152	3,171,677

Bonds
Bonds - Dresdner Bank	7.75%	4,440	-	585,480	7.75%	21,160	-	694,560	7.75%	4,440	-	585,480	7.75%	21,160	-	694,560

		4,440	-	585,480		21,160	-	694,560		4,440	-	585,480		21,160	-	694,560

Other
National Treasure - ITAIPÚ		-	-	-		-	-	-		5,213	342,110	9,946,520		12,266	458,031	11,931,845

		-	-	-		-	-	-		5,213	342,110	9,946,520		12,266	458,031	11,931,845

		24,315	134,801	3,379,287		62,144	156,695	3,943,856		30,474	502,570	13,263,008		76,617	670,184	15,798,082

DOMESTIC CURRENCY
Receivables securitization fund		-	-	-		-	-	-		-	151,125	-		-	161,013	26,826
Other		-	-	-		-	-	-		70,210	254,342	2,981,183		54,007	266,501	2,970,159

		-	-	-		-	-	-		70,210	405,467	2,981,183		54,007	427,514	2,996,995

		24,315	134,801	3,379,287		62,144	156,695	3,943,856		100,684	908,037	16,244,192		130,624	1,097,697	18,795,077

a) Debts are guaranteed by the government and/or ELETROBRÁS,

b) The total amount due in foreign currency, including charges, corresponds to R$ 3,538,394 thousand, equivalent to US$ 1,813,073 thousand and to R$ 17,252,913 thousand, equivalent to US$ 8,323,526 thousand in the consolidated. The percentage distribution per type of currency is as follows:

	US$	EURO	YEN

PARENT COMPANY	83%	5%	12%
CONSOLIDATED	96%	2%	3%

c) Loans and financing are subject to charges, whose average rate in June/2009 was 6.53% p.a. and in March/2009 was 6.44% p.a.

d) The long-term portion of loans and financing denominated in thousands of US dollars has the following maturity:

	2011	2012	2013	2014	2015	Después de 2014	TOTAL

PARENT COMPANY	239.292	192.756	238.888	238.235	550.553	271.819	1.731.543
CONSOLIDATED	916.401	748.460	714.719	676.596	753.438	4.513.912	8.323.526

CENTRAIS ELÉTRICAS BASILEIRAS S.A. - ELETROBRÁS
STATEMENTS OF VALUE ADDED - PERIODS ENDED ON JUNE 30, 2009 AND 2008
(In thousands of Reais)

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	06/30/2008	06/30/2009	06/30/2008

1 - REVENUES (EXPENSES)
Sale of goods, products and services	2.012.919	4.096.045	11.082.435	13.319.082
Non operating revenues (expenses)	-	(280)	(48.367)	(282.015)

	2,012,919	4,095,765	11,034,069	13,037,067

2 - INPUTS ACQUIRED FROM THIRD PARTIES
Materials, services and others	(97,461)	(62,226)	(3,228,025)	(2,353,316)
Asset losses	-	-	-	-
Sector charges	-	-	(634,052)	(580,630)
Energy purchased for resale	(3,121,598)	(3,901,552)	(2,700,933)	(3,798,413)
Fuel for electricity production	-	-	(428,190)	(685,939)

	(3,219,059)	(3,963,778)	(6,991,200)	(7,418,298)

3 - GROSS VALUE ADDED	(1,206,140)	131,986	4,042,869	5,618,769

4 - RETENTIONS
Operating provisions	(24,018)	(250,544)	(729,642)	(142,003)
Depreciation, amortization and depletion	(3,014)	(3,513)	(1,197,806)	(1,159,656)

	(27,032)	(254,057)	(1,927,448)	(1,301,659)

5 - NET VALUE ADDED PRODUCED BY THE ENTITY	(1,233,172)	(122,070)	2,115,421	4,317,110

6 - VALUE ADDED RECEIVED IN TRANSFER
Equity interests	432,655	1,007,544	335,499	481,449
Financial revenues	2,568,019	2,102,726	1,379,296	1,122,778

	3,000,674	3,110,270	1,714,795	1,604,227

	1,767,502	2,988,199	3,830,216	5,921,337

7 - TOTAL VALUE ADDED TO DISTRIBUTE
DISTRIBUTION OF VALUE ADDED
PERSONNEL
. Personnel, payroll charge and fees	109,961	92,119	1,774,133	1,585,279
. Employees profit sharing	-	-	-	-
. Retirement and pension plans	8,347	7,206	110,545	106,218

	118,308	99,325	1,884,678	1,691,498

TAXES
. Taxes, fees and contributions	(526,190)	148,318	(316,880)	754,075

THIRD PARTIES
. Financial charges and rentals	4,193,780	1,685,827	4,249,789	2,405,364
. Donations and contributions	81,996	70,355	97,807	96,393

	4,275,776	1,756,182	4,347,596	2,501,757

SHAREHOLDERS
. Dividends and invest on capital	-	-
. Minority Interest	-	-	15,213	(10,367)
. Retained profits	(2,100,392)	984,974	(2,100,391)	984,974

	(2,100,392)	984,974	(2,085,178)	974,007

	1,767,502	2,988,199	3,830,216	5,921,337

00243-7	CENTRAIS ELET BRASILEIRAS S.A.	00.001.180/0001-26

07.01 – COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER

1. QUARTERLY RESUTS

Eletrobrás registered in the 1H09 a loss of R$1,989.4 million, equivalent to R$1.76 per share. In the same period of the previous year, the Company registered a net income of R$984.4 million, equivalent to R$0.09 per share. Eletrobrás ended 2Q09 with a loss of R$2,090.8 million, equivalent to R$1.85 per share, whereas in the same period of 2008, the net income was R$142.8 million, equivalent to R$0.13 per share.

The net income of 1H09 was strongly impacted by the decrease of the Regulatory Asset relating to the trading of Itaipu energy, in the amount of R$2,415 million, of which R$1,042.9 million in 2Q09, deriving from the variation of the American index "Consumers Good" and "Industrial Price", used as the basis for the calculation of this regulatory asset, besides the currency variation, as it is denominated in US Dollar.

The balance of the Regulatory Asset deriving from the trading of Itaipu Binacional energy, represented by the line item Reimbursement Rights, presented in Non-Current Assets is R$2,706,935 thousand, equivalent to US$1,387,034 thousand.

1. Eletrobrás System

1.1 Electric Energy Transactions

	R$ thousands

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	06/30/2008	06/30/2009	06/30/2008

Provision	-	-	3,400,003	3,522,255
Supply	-	-	3,922,832	3,738,642
Transmission	-	-	2,422,922	1,995,754
		745,246		1,743,373
Electric Energy traded at CCEE - short-term energy	963,350		1,259,623
		2,661,439		2,661,439
Transfer of Itaipu Energy	3,530,857		3,530,857
		747,008		747,008
Regulatory Asset - Itaipu energy trading	(2,415,470)		(2,415,470)
Other	2,974	-	2,974	-

	2,081,711	4,153,693	12,123,741	14,408,471

1.2 Consolidated Financial Statements Indicators

The consolidated Financial Statements of the Eletrobrás System showed the following evolution:

2nd Quarter - R$ million			CONSOLIDATED	1st Half - R$ million
2009	2008	Variation		2009	2008	Variation
5,600.6	6,684.6	-16.2%	Operating revenues	11,688.4	13,922.3	-16.0%
5,584.0	5,264.5	6.1%	Operating expenses	11,041.4	10,629.6	3.9%
16.6	1,420.1	-98.8%	Profit before FinancialResult	647.0	3,292.7	-80.4%
-2,530.7	-1,049.9	-141.0%	Financial Result	-2,889.8	-1,282.6	-125.3%
-2,090.8	142.8	-1,563.6%	Net Income (loss)	-1,989.5	984.4	-302.1%
-R$1.8	R$0.1	-1,563.6%	Net Income (loss) pershare	-R$1.8	R$0.1	-2,063.4%
31,726.4	32,711.1	-3.0%	Market Value	31,726.4	32,711.1	-3.0%
0.3%	21.2%	-20.9 pp	Operating Margin (%)	5.5%	23.7%	-18.1 pp
-37.3%	2.1%	-39.5 pp	Net Margin (%)	-17.0%	7.1%	-24.1 pp

Operating Margin = Profit Before Financial Result/ Operating Revenues
Net Margin = Net Income (loss) / Operating Revenues.
pp = percentage point

1.3 Ebitda Development

The sum of the Ebitdas of our subsidiaries in the first half of 2009 totaled R$2,355 million, 23% inferior to that registered in the same period of 2008 which was R$3,045 million.

In relation to the generating and transmission companies, Furnas presented a decrease of 36%, going from R$983 million to R$628 million. Chesf showed a decrease of 29%, going from R$1,556 million to R$1,109 million. Eletronorte, which supplies the Brazilian Isolated System, showed an increase of 34%, changing from R$279 million in 1H08 to R$375 million in 1H09. Eletrosul presented, in 1H09, an Ebitda of R$220 million, 31% superior to the amount of R$167 million registered in 1H08. Eletronuclear registered an increase of 2%, going from R$260 million in 1H08 to R$265 million in 1H09, whereas CGTEE registered an increase of 56%, going from R$(73) million to R$(32) million.

In relation to the distribution companies, a reduction of 44% was verified in the total amount of the EBITDAs, going from R$(157) million in 1H08 to a total of R$(227) million in 1H09.

The Ebitda verified for the companies of the Eletrobrás System is stated immediately following the Financial Statements of each company.

2. Eletrobrás Shareholding Participation

The results obtained by the companies invested in by Eletrobrás had a positive impact on the Company's result in 1H09 of R$544 million, deriving from the valuation of the shareholding investments, as shown below:

		R$ thousands

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	06/30/2008	06/30/2009	06/30/2008

Investments in subsidiaries
Equity accounting	144,248	619,647	-	-
Capital income - Itaipu	40,629	30,206	21,359	21,236

	184,877	649,853	21,359	21,236

Investments in associated companies
Equity accounting	248,524	245,361	248,524	245,361
Interest on capital	44,880	42,292	44,880	42,292

	293,404	287,653	293,404	287,653

Other Investments
Interest on capital	13,588	3,052	13,588	3,052
Dividends	43,768	34,848	43,768	34,848
Return on partnership investments.	7,949	32,138	93,581	134,660

	65,305	70,038	150,937	172,560

	543,586	1,007,544	465,700	481,449

3 - Financial Result

The devaluation of the US$ dollar compared to the Real and the fact that Eletrobrás has a significant portion of its receivables (net of liabilities) - R$13,666 million (US$7,002 million) - indexed to foreign currencies, mainly to the US$ dollar, produced a negative impact on the Company's results in 1H09 when a net expense of R$3,108 million was registered, deriving from the currency variation, with R$2,909 million in 2Q09. In 1H08 a loss of R$1,581 million was registered, with R$1,421 million in 2Q08.

Relating to the monetary variation deriving from domestic price levels in the 1H09, a small gain of R$0.9 million was verified, against a gain of R$754 million in the same period of 2008, as shown below:

		R$ thousand

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	06/30/2008	06/30/2009	06/30/2008

Financial Revenues (Expenses)
Interest, commission and fee income	1,957,305	1,734,748	603,461	504,727
Debt charges	(279,499)	(217,529)	(750,593)	(666,951)
Charges on shareholders funds	(799,116)	(692,021)	(839,018)	(709,038)
Revenue from financial investments	609,207	367,840	658,533	533,910
Default charges	1,507	137	98,031	84,140
Other Revenues (expenses)	(7,730)	51,379	(2,857)	63,240

	1,481,674	1,244,555	(232,443)	(189,972)

Monetary and currency adjustments
Net monetary adjustments	900	753,695	135,249	324,820
Net currency adjustments	(3,108,335)	(1,581,351)	(2,792,569)	(1,417,434)

	(3,107,435)	(827,656)	(2,657,321)	(1,092,614)

	(1,625,761)	416,898	(2,899,763)	(1,282,586)

The main indexes of the loan agreements and onlendings showed the following variations in the period:

U.S. Dollar and IGP-M Variation

3.1 - Financing Receivable

At the end of 2Q09, the Company had 820 loans and financing agreements granted, totaling R$38,819,451 thousand (March 31, 2009 - R$41,852,244 thousand), as per the table below:

	US$ thousands
Currency	(equivalent)%		R$ thousands

US$ Dollar	8,514,872	42,81	16,617,872
IGP-M	5,122,849	25,75	9,997,752
Real	5,910,542	29,71	11,535,013
Yen	234,795	1,18	458,225
EURO	107,906	0,54	210,589

Total	19,891,089	100,00	38,819,451

3.1.1 - Parent Company

	PARENT COMPANY

	06/30/2009				03/31/2009

	CURRENT		PRINCIPAL		CURRENT		PRINCIPAL

	CHARGES				CHARGES

	AVERAGE			NON-	AVERAGE			NON-
	RATE	VALUE	CURRENT	CURRENT	RATE	VALUE	CURRENT	CURRENT

Subsidiaries and
jointly-controlled
subsidiaries
Furnas	6.29%	6,766	212,312	816,615	8.18%	11,052	228,548	883,768
Chesf	9.42%	29,879	430,596	2,751,655	11.32%	-	417,487	2,881,834
Eletrosul	6.27%	2,267	96,773	564,358	7.83%	-	97,565	499,996
Eletronorte	13.19%	11,911	208,872	6,976,893	15.73%	27,185	181,520	7,090,028
Eletronuclear	11.94%	21,968	90,203	2,919,045	12.45%	20,578	65,350	2,843,680
Cgtee	2.79%	725	45,548	643,660	4.72%	7,799	4,416	661,360
Ceal	11.79%	144	45,270	329,044	12.51%	249	32,981	321,256
Ceron	11.31%	89	55,646	410,698	11.40%	-	41,037	415,162
Cepisa	10.56%	534	88,825	386,017	11.27%	-	67,656	378,844
Eletroacre	11.12%	-	9,643	31,028	11.07%	-	7,263	32,519
Manaus	9.92%	-	171,550	1,156,898	10.86%	-	131,509	1,171,038
Itaipu	7.08%	-	60,365	14,984,886	7.08%	-	60,375	17,941,105

		74,283	1,515,603	31,970,797		66,863	1,335,707	35,120,590

Other
Cemig	6.15%	2,342	56,946	349,423	6.15%	268	54,649	359,850
Copel	8.39%	2,088	38,892	281,893	8.39%	15	4,209	66,090
Ceee	8.56%	305	47,758	39,766	8.95%	100	57,098	29,564
Duke	10.00%	2,294	120,866	429,345	10.00%	2,267	171,843	405,364
AES Tietê	10.00%	4,533	238,808	848,288	10.00%	4,599	231,367	913,136
Aes Eletropaulo	10.29%	280,590	111,987	538	10.29%	277,458	113,968	-
Tractbel	12.00%	575	31,122	26,333	12.00%	-	28,137	33,815
Celpe	6.00%	913	16,976	19,294	6.00%	434	15,670	74,039
Cemar	3.90%	1,669	23,156	350,488	5.91%	-	20,066	320,908

Cesp	8.97%	1,130	29,629	218,107	9.36%	820	28,395	226,201
Other		104,286	319,351	1,438,572		93,226	326,191	1,604,284
( - ) Allowance for
doubtful accounts		(71,095)	(108,401)	-		(66,406)	(68,542)	-

		329,630	927,090	4,002,047		312,781	983,051	4,033,251

TOTAL		403,913	2,442,693	35,972,844		379,644	2,318,758	39,153,841

3.1.2 - Consolidated

				CONSOLIDATED

	06/30/2009				06/30/2009

	CURRENT		PRINCIPAL		CURRENT		PRINCIPAL

	CHARGES				CHARGES

	AVERAGE			NON-	AVERAGE			NON-
	RATE	VALUE	CURRENT	CURRENT	RATE	VALUE	CURRENT	CURRENT

Subsidiaries
jointly-controlled
subsidiaries
Furnas	-	-	-	-	-	-	-	-
Chesf	-	-	-	-	-	-	-	-
Eletrosul	-	-	-	-	-	-	-	-
Eletronorte	-	-	-	-	-	-	-	-
Eletronuclear	-	-	-	-	-	-	-	-
Cgtee	-	-	-	-	-	-	-	-
Ceal	-	-	-	-	-	-	-	-
Ceron	-	-	-	-	-	-	-	-
Cepisa	-	-	-	-	-	-	-	-
Eletroacre	-	-	-	-	-	-	-	-
Manaus	-	-	-	-	-	-	-	-
Itaipu	-	-	30,183	7,492,443	-	-	30,188	8,970,553

		-	30,183	7,492,443		-	30,188	8,970,553

Other
Cemig	6.15%	2,342	56,946	349,423	6.15%	268	54,649	359,850
Copel	8.39%	2,088	38,892	281,893	8.39%	15	4,209	66,090
Ceee	8.95%	305	47,758	39,766	8.95%	100	57,098	29,564
Duke	10.00%	2,294	120,866	429,345	10.00%	2,267	171,843	405,364
AES Tietê	10.00%	4,533	238,808	848,288	10.00%	4,599	231,367	913,136
Aes Eletropaulo	10.29%	280,590	111,987	538	10.29%	277,458	113,968	-
Tractbel	12.00%	575	31,122	26,333	12.00%	-	28,137	33,815
Celpe	6.00%	913	16,976	19,294	6.00%	434	15,670	74,039
Cemar	5.91%	1,669	23,156	350,488	5.91%	-	20,066	320,908
Cesp	9.36%	1,130	29,629	218,107	9.36%	820	28,395	226,201
Other		104,437	414,400	1,508,032		93,417	428,919	1,700,586
( - ) Allowance for
doubtful accounts		(71,095)	(108,401)	-		(66,406)	(68,542)	-

		329,781	1,022,139	4,071,507		312,972	1,085,779	4,129,553

TOTAL		329,781	1,052,322	11,563,950		312,972	1,115,967	13,100,106

The long-term portion of loans and financing granted using sector as well as own resources, including onlendings, has the following maturities:

	2011	2012	2013	2014	2015	After 2015	TOTAL

PARENT COMPANY	3,207,797	3,087,333	2,825,608	2,684,781	2,514,528	21,652,797	35,972,843
CONSOLIDATED	1,031,189	992,464	908,329	863,059	808,328	6,960,580	11,563,950

3.2 - Financing Payable

ELETROBRÁS ended 2Q09 with 13 contracts amongst loans, financing and bonds, totaling R$3,538,393 thousand (March 31, 2009 - R$4,162,695 thousand), as shown below:

Currency	US$ thousands (equivalent)%		R$ thousands

US$ Dollar	1,512,405	83.42	2,951,610
EURO	94,575	5.22	184,573
Yen	206,093	11.37	402,211

Total	1,813,073	100.00	3,538,393

3.2.1 - Parent Company

	PARENT COMPANY

	06/30/2009				03/31/2009

	CURRENT		PRINCIPAL		CURRENT		PRINCIPAL

	CHARGES				CHARGES

	AVERAGE			NON-	AVERAGE	VALUE		NON-
	RATE	VALUE	CURRENT	CURRENT	RATE		CURRENT	CURRENT

FOREIGN CURRENCY
Financial Institutions
IDB	5.32%	4,292	36,312	290,493	5.32%	11,130	43,077	366,152
CAF	4.63%	12,036		1,366,120	4.77%	8,889		1,620,640
KFW	5.73%	132	26,019	66,114	5.73%	1,882	29,233	89,068
Dresdner Bank	6.25%	176	26,018	66,113	6.25%	2,416	29,233	89,067
Eximbank	2.15%	1,865	44,483	355,862	2.15%	4,696	52,681	435,590
Other		1,373	1,969	649,096		11,971	2,471	648,779

		19,875	134,801	2,793,798		40,984	156,695	3,249,296

Bonds
Bonds - Dresdner Bank	7.75%	4,440		585,480	7.75%	21,160	-	694,560

		4,440	-	585,480		21,160	-	694,560

Other
National Treasury - Itaipu		-	-	-		-	-	-

		24,315	134,801	3,379,278		62,144	156,695	3,943,856

Domestic currency
Receivables Securitization Fund		-	-	-		-	-	-
Other		-	-	-		-	-	-

		24,315	134,801	3,379,278		62,144	156,695	3,943,856

3.2.2 - Consolidated

	CONSOLIDATED

	06/30/2009				03/31/2009

	CURRENT		PRINCIPAL		CURRENT		PRINCIPAL

	CHARGES				CHARGES

	AVERAGE			NON-	AVERAGE			NON-
	RATE	VALUE	CURRENT	CURRENT	RATE	VALUE CURRENT		CURRENT

FOREIGN CURRENCY
Financial Institutions
IDB	5.32%	4,292	36,312	290,493	5.32%	11,129	43,077	366,152
CAF	4.76%	12,036		1,366,120	4.76%	8,890	-	1,620,640
KFW	5.73%	208	38,012	66,114	5.73%	2,548	56,182	89,068
Dresdner Bank	6.25%	206	31,840	66,113	6.25%	2,689	42,316	89,067
Eximbank	2.15%	1,865	44,483	355,862	2.15%	-	52,682	435,590
Other		2,213	9,813	586,307		17,935	17,895	571,160

		20,821	160,460	2,731,009		43,191	212,152	3,171,677

Bonds
Bonds - Dresdner Bank	7.75%	4,440	-	585,480	7.75%	21,160	-	694,560

		4,440	-	585,480		21,160	-	694,560

Other
National Treasury - Itaipu	5,213	342,110	9,946,520	12,266	458,031	11,931,845

	5,213	342,110	9,946,520	12,266	458,031	11,931,845

	30,474	502,570	13,263,008	76,617	670,184	15,798,082

Domestic Currency
Receivables Securitization Fund	-	151,125	-	-	161,013	26,836
Other	70,210	254,342	2,981,183	54,007	266,501	2,970,159

	70,210	405,467	2,981,183	54,007	427,514	2,996,995

	100,684	908,037	16,244,192	130,624	1,097,697	18,795,077

a) The debts are guaranteed by the federal government and/or by ELETROBRÁS.

b) The total debts in foreign currency, including financial charges, correspond to R$3,538,394 thousand in the parent company, equivalent to US$1,813,073 thousand, and the consolidated debt amounts to R$17,252,913 thousand, equivalent to US$8,323,526 thousand. The percentage breakdown by currency is as follows:

	US$	EURO	YEN

PARENT COMPANY	83%	5%	12%
CONSOLIDATED	96%	2%	3%

c) The loans and financing are subject to charges at an average rate in June/2009 of 6.53% p.a. and of 6.44% p.a. in March/2009.

d) The long-term loans and financing stated in thousands of US$ dollars have the following maturities:

	2011	2012	2013	2014	2015	After 2015	TOTAL

PARENT COMPANY	239,292	192,756	238,888	238,235	550,553	271,819	1,731,543
CONSOLIDATED	916,401	748,460	714,719	676,596	753,438	4,513,912	8,323,526

4 - Provisions

4.1 Operating Provisions

	R$ thousand

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	06/30/2008	06/30/2009	06/30/2008

Contingencies	68,900	-	236,524	156,310
PCLD - Consumers and resellers	-	886	248,884	85,377
PCLD - RTE	-	-	(1,292)	(128,994)
PCLD - CCEE	-	-	-	-
PCLD - Financing and loans	(61,821)	40,924	61,821	40,924
PCLD - ICMS credits	-	-	141,004	-
Present value adjustment - decommission obligations	-	-	-	-
Losses on realization of AFACs	(27,030)	49,746	-	(671,286)
Unsecured liability in subsidiaries	4,451	144,401	-	577,058
Other	(8,519)	14,587	42,702	82,614

	(24,018)	250,544	729,642	142,003

AFAC - Advances for future capital increase
PCLD - Allowance for doubtful accounts

4.2 Allowance for doubtful accounts - PCLD

The Company constitutes and maintains provision in accordance with ANEEL rules considering the analysis of the values of overdue receivables and history of losses. The allowance is considered sufficient by the Company's Management to cover losses on the realization of these assets. The balance on June 30, 2009 is R$1,354,321 thousand (March 31, 2009 - R$1,599,247 thousand), as follows:

	R$ thousands

	CONSOLIDATED

	06/30/2009	03/31/2009

RTE (Free Energy - Loss of Revenues and Part A)	65,546	67,302

Consumers and Resellers
Companhia Energética do Amapá	640,546	602,364
Other	354,669	630,790

	1,060,761	1,300,456

CCEE - Short-term Energy	293,560	293,560

	1,354,321	1,594,016

4.3 Provision for Contingencies

At the Financial Statements date, the Company has the following provisions for contingent liabilities, by nature:

	R$ thousands

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	03/31/2009	06/30/2009	03/31/2009

CURRENT
Labor	-	-	304,065	502,774
Taxes	-	-	124,241	176,611
Civil	-	-	714,243	774,119
Others	-	-	60,822	183,590
(-) Legal Fees	-	-	(489,999)	(384,799)

	-	-	713,372	1,252,295

Non-Current
Labor	19,673	88,574	647,286	465,081
Taxes	-	-	154,513	60,156
Civil	1,328,244	1,328,244	2,171,685	1,909,334
Others	-	-	-	-
(-) Legal Fees	(386,312)	(384,585)	(864,167)	(669,443)

	961,605	1,032,233	2,109,316	1,765,128

2 - INVESTMENT OF FUNDS

In 2Q09, ELETROBRÁS disbursed funds in the amount of R$779,081.2 thousand, of which R$269,887.0 thousand with Ordinary Funds - R.O., R$237,267.1 thousand from the Energy Development Account - C.D.E. and R$271,927.1 thousand with funds from the Global Reversion Reserve - R.G.R., for the following programs:

Ordinary Funds - R.O.

PROGRAM	R$ THOUSAND
Short-term loan	238,067.5
Generation	31,819.5
TOTAL	269,887.0

C.D.E. Funds

PROGRAM	R$ THOUSAND
Luz para Todos	237,267.1
TOTAL	237,267.1

R.G.R. Funds

PROGRAM	R$ THOUSAND
Distribution	2,547.6
Generation	55,378.1
Luz para Todos	79,360.7
Reluz	5,825.8
Transmission	128,814.9
TOTAL	271,927.1

3 - SITUATION OF INVESTMENT PROJECTS

In order to provide a general overview of the main activities and events in 2Q09, we present below a summary of the situation of the electricity generation and transmission projects, directly or indirectly carried out by the companies that are part of ELETROBRÁS group, classified according to their geographic location.

NORTHERN REGION

• ENERGY GENERATION WORKS:

UHE Santo Antônio: continuation of civil works at the power plant, located on the Madeira River, State of Rondônia, with installed capacity of 3,150 MW, started in September 2008. The operational start-up for the 1st generating unit is scheduled for May 1, 2012. Furnas Centrais Elétricas S.A. has a 39% interest in the project.

UHE Jirau: continuation of civil works at the power plant, located on the Madeira River, State of Rondônia, with installed capacity of 3,300 MW. The request for the advance Installation Permit was filed in January 13, 2009 and the operational start-up is scheduled for January 31, 2013. Companhia Hidro Elétrica do São Francisco - CHESF (20%) and Centrais Elétricas do Sul do Brasil - ELETROSUL (20%) have interests in the project.

• ENERGY TRANSMISSON WORKS:

LT 230 kV São Luiz II / São Luiz III:
• Description: Construction of a LT 230 kV - 36 km.
• Phase: civil works and acquisition of construction equipment and materials.
• Energy transmission expected for: DEC/2009.

SE São Luiz III:
• Description: Construction of a substation with the installation of a 230/69 kV - 150 MVA transformer.
• Phase: civil works (ground preparation). Electromechanical assembly has not begun.
• Energy transmission expected for: DEC/2009.

SE Ariquemes:
• Description: Replacement of two 230/69 kV - 30 MVA three-phase transformers by two 60 MVA three-phase transformers, transferred from SE Porto Velho I, installation of a 20
  Mvar line reactor and its respective connections.
• Phase: civil works and electromechanical assembly.
• Energy transmission expected for: JUL/2009.

SE Pimenta Bueno:
• Description: Installation of the second 55 MVA auto-transformer, currently installed at SE Coxipó, and associated connections.
• Phase: civil works and electromechanical assembly.
• Energy transmission expected for: AUG/2009.

SE Santa Maria:
• Description: Replacement of a 50 MVA 230/69/13.8 kV three-phase transformer (working) by a 150 MVA transformer and the installation of a new 150 MVA 230/69/13.8 kV three-  phase transformer.
• Phase: civil works.
• Energy transmission expected for: NOV/2009.

SE Guamá:
• Description: Installation of the third 3x50 MVA 230/69/13.8 kV single-phase transformer bank and its respective connections.

• Phase: civil works. Equipment is being delivered in the yard.
• Energy transmission expected for: OCT/2009

SE Utinga:
• Description: Installation of three 150 MVA (3x50 MVA) 230/69/13.8 kV single-phase transformers and their respective connections.
• Phase: civil works. Equipment is being delivered in the yard.
• Energy transmission expected for: OCT/2009.

SE Porto Velho I:
• Description: Replacement of the current 60 MVA transformer by a 100 MVA transformer.
• Phase: civil works concluded. Electromechanical assembly in progress.
• Energy transmission expected for: JUL/2009.

NORTHEASTERN REGION

• ENERGY TRANSMISSION WORKS:

SE Peritoró:
• Description: Installation of a 100 MVA 230/69/13.8 kV three-phase transformer and respective connections.
• Phase: civil works and electromechanical assembly concluded. The 13.8 kV energy transmission of the sector depends on the installation of a neutral reactor to limit the short-circuit current in the bar, which is being built.
• Energy transmission expected for: JUL/2009.

LT 230 kV Ribeiro Gonçalves / Balsas - 95 km:
• Description: Construction of a LT 230 kV - 95 km
• Phase: basic project delivered to ANEEL in March 2009. Awaiting the issue of the Authorization for Vegetation Suppression (ASV) and the Installation Permit (LI) to start works.
• Energy transmission expected for: APR/2010.

SE Balsas:
• Description: Construction of a substation with the installation of a 100 MVA 230/69 kV three-phase transformer and respective connections.
• Phase: awaiting the Environmental Permits (Preliminary - LP and Installation - LI) to start works.
• Energy transmission expected for: APR/2010.

SE Ribeiro Gonçalves:
• Description: Installation of a 500/230/13.8 kV (3+1R) x 100 MVA single-phase transformer bank and respective connections.
• Phase: awaiting the Environmental Permits (Preliminary - LP and Installation - LI) to start works.

• Energy transmission expected for: APR/2010.

SE Miranda II:
• Description: Installation of a 500/230-13.8 kV (3+1) x 150 MVA auto-transformer bank and its respective connections; one reactor bank (3+1) x 45.3 Mvar and 500 kV connection.
• Phase: civil works, worksite installations and topographical survey concluded. • Energy transmission expected for: APR/2010.

LT 230 kV Milagres/Coremas - C2:
• Description: Construction of a LT 230 kV - C2, which is 120 km long, has simple circuit and 251 steel structures.
• Phase: civil works and electromechanical assembly. • Energy transmission expected for: JUL/2009.

LT 230 kV Funil/Itapebi - C3:
• Description: Construction of LT 230 kV - C3, which is 198 km long, has simple circuit and 400 steel structures.
• Phase: topographical and geotechnical services have begun, as well as registration of owners. It now depends on the approval of the environmental process by IBAMA so the engineering services can begin.
• Energy transmission expected for: JUN/2010.

Transformer Installation:
• Description: Installation of three-phase transformers in several SE (Pici II, Piripiri, Tacaimbó, Jardim II, Bom Nome, Penedo, Angelim and Senhor do Bonfim II) totaling 750 MVA.
• Phase: installation of transformers in several substations, with a total expected of 1410 MVA to be incorporated into the system.
• Energy transmission expected for: 550 MVA in 2009 and 200 MVA in 2010.

LT 230 kV Ibicoara/Brumado - C1:
• Description: Construction of LT 230 kV - C1, which is 195 km long, has simple circuit and 190 steel structures.
• Phase: The Environmental Resources Center of Bahia - CRA/State Environment Council
- CEPRAM waived the environmental license. The construction services contracting phase has already been concluded. Awaiting the authorization of the Institute for National Artistic and Historic Heritage (IPHAN) to issue the order to start the works. Due to the fact the Authorization for Vegetation Suppression (ASV), to be issued by the Institute of the Environment (IMA), has not been obtained.
• Energy transmission expected for: FEB/2010

LT 230 kV Paraíso/Açu II - C2:
• Description: Construction of LT 230 kV - C2, which is 135 km long, simple circuit and 270 steel structures.

• Phase: Preliminary and Installation Permits have already been issued. In December 2008, IPHAN Ordinance 40 was obtained, allowing the prospecting and the archeological recovery. The worksite has been concluded and civil works have begun.
• Energy transmission expected for: SEP/2009

LT 230 kV Picos/Tauá II - C1:
• Description: Construction of LT 230 kV - C1, which is 180 km long, has simple circuit and 360 steel structures.
• Phase: the start of works depend on the conclusion of the construction contracting process and the approval of the environmental process by IBAMA/main office.
• Energy transmission expected for: FEB/2010

LT 230 kV Eunápolis/Teixeira de Freitas II - C1:
• Description: Construction of LT 230 kV II - C1, which is 143 km long, has simple circuit and 286 steel structures.
• Phase: the works have not started yet. The basic project for the construction was concluded in November 2008. Awaiting the Authorization for Vegetation Suppression (ASV) by IBAMA to begin the engineering services.
• Energy transmission expected for: NOV/2010

LT 230 kV Jardim/Penedo - C1:
• Description: Construction of LT 230 kV - C1, which is 110 km long, has simple circuit and 220 steel structures.
• Phase: topographical and geotechnical services have begun, as well as registration of owners. The basic project was concluded in April 2008. Awaiting the Preliminary Permit (LP) and Installation Permit (LI) to begin the engineering services.
• Energy transmission expected for: APR/2010

SE Teixeira de Freitas II:
• Description: Construction of a substation with the installation of a 230/138 kV - 3 x 33 MVA single-phase auto-transformer bank.
• Phase: requesting the acquisition of materials. • Energy transmission expected for: APR/2010

SOUTHEASTERN REGION

• ENERGY GENERATION WORKS:

UHE Retiro Baixo: The plant works started in March 2007 continue. The target is the operational start-up for the 1st generating unit on January 1, 2010. Furnas Centrais Elétricas S.A. has a 49% interest in the project.

UHE Simplício: The plant works started in January 2007 continue. The target is the operational start-up for the 1st generating by December 31, 2010. Furnas Centrais Elétricas S.A. owns 100% of the project.

UHE Baguarí: The plant works started in May 2007 continue and the operational start-up for the 1st generating unit is scheduled for October 30, 2009. Furnas Centrais Elétricas S.A. has a 15% interest in the project.

UTN Angra 3 : Highlight for the restart of construction works of the Power Plant through CNPE Resolution 003 of June 25, 2007, with the issuance of the Installation Permit (LI) of the work site on September 23, 2008. Works are expected to resume in August 2009, with the objective of operational start-up of the 1,350 MW energy generating unit in December 2014.

• ENERGY TRANSMISSION WORKS:

SE Viana 2A:
• Description: Installation of the third 3 x 75 MVA 345/138/13.8 kV single-phase autotransformer bank.
• Phase: civil works.
• Energy transmission is expected for: JUN/2010

SE Macaé 2A:
• Description: Installation of a 4 x 20 Mvar 345kV reactor bank and its respective connection module.
• Phase: Contracting civil works and electromechanical assembly.
• Energy transmission is expected for: MAR/2010

LT 345 kV Macaé/Campos - C3 and Associated Substations:
• Description: Construction of LT - 345 kV, which is 92 km long, has self-supporting towers and 133 stayed towers, in simple horizontal circuit with 2 conductors 954 MCM (RAIL) per phase.
• Phase: civil works and electromechanical assembly. The Installation Permit was issued by FEEMA on July 24, 2008.
• Energy transmission is expected for: SEP/2009

LT 345 kV Tijuco Preto / Itapeti and Associated Substations:
• Description: Construction of LT - 345 kV, which is 21 km long and has a double circuit. • Phase: Project being designed and equipment being purchased. Awaiting the Installation Permit (LI) to begin the construction.
• Energy transmission is expected for: 10 months after the Installation Permit is granted.

LT 345 kV Itapeti / Nordeste and Associated Substations:
• Description: Construction of LT - 345 kV, which is 29 km long and has a double circuit. • Phase: Project being designed and equipment being purchased. Awaiting the Installation Permit (LI) to begin the construction.
• Energy transmission is expected for: 10 months after the Installation Permit is granted.

LT 345 kV Furnas / Pimenta II and Associated Substations:
• Description: Construction of LT - 345 kV, which is 62.7 km long.
• Phase: civil works began, since Copam Installation Permit - MG no. 002 was issued on April 28, 2009.
• Energy transmission is expected for: JAN/2010
• The interest of Furnas Centrais Elétricas S/A in this project is 49% of the shares of Companhia de Transmissão Centroeste de Minas.

CENTRAL WESTERN REGION

• ENERGY GENERATION WORKS:

UHE Serra do Facão: Continuation of the plant's works which started in December 2006, and whose objective is the start-up of the first energy generating unit on October 30, 2010. Furnas Centrais Elétricas S.A. has a 49.5% interest in this project.

UHE Batalha: Continuation of the plant's works which began in June 2008, and whose objective is the start-up of the first energy generating unit on May 30, 2011. Furnas Centrais Elétricas S.A. owns 100% of this project.

UHE Dardanelos: Continuation of the plant's works which began in August 2007, whose objective is the start-up of the first energy generating unit in January 1, 2010. The interest of Centrais Elétricas do Norte do Brasil S.A. - Eletronorte is 24.5% and of Companhia Hidro Elétrica do São Francisco - CHESF is 24.5% .

UHE São Domingos: Project has not begun and is in the environmental licensing phase and contracting of goods and services. Works are expected to begin in JUL/2009. Project with 100% interest of Centrais Elétricas do Sul do Brasil - ELETROSUL.

• ENERGY GENERATION WORKS:

SE Coxipó:
• Description: Installation of the forth 3x33 MVA 230/138/13.8 kV single-phase autotransformer bank (AT4) is under civil works.
• Phase: civil works and electromechanical assembly. The main equipment has already been acquired and is on the worksite.
• Energy generation is expected for: AUG/2009

LT Brasnorte - Nova Mutum and associated substations:
• Description: Construction of LT 230 kV - CD, which is 264 km long.
• Phase: civil works and assembly of structures. Cable launch not started. Associated substations are in the civil works phase.
• Energy generation is expected for: SEP/2009
• The interest of Centrais Elétricas do Norte do Brasil S.A. - Eletronorte in this project is 45% of Brasnorte Transmissora de Energia S.A. consortium's shares.

LT Juba - Jauru and associated substations:

• Description: Construction of LT 230 kV - CD, which is 121 km long.
• Phase: In the civil works phase and assembly of structures. Cable launch not started. Associated substations are in the civil works phase.
• Energy generation is expected for: SEP/2009
• The interest of Centrais Elétricas do Norte do Brasil S.A. - Eletronorte in this project is 45% of Brasnorte Transmissora de Energia S.A. consortium's share.

SE Sinop:

• Description: Installation of the second 100 MVA 230/138/13.8 kV three-phase autotransformer (AT2) and its respective connections, currently working as local reserve.
• Phase: civil works and electromechanical assembly.
• Energy generation is expected for: SEP/2009

SE Brasília Geral:

• Description: Installation of two 60 MVA (each) 230/34.5 kV transformers.
• Phase: Works not started. The executive project has been concluded. In the phase of acquiring equipment and material.
• Energy generation is expected for: DEC/2009

SOUTHERN REGION

• ENERGY GENERATION WORKS:

UHE Foz do Chapecó: Continuation of the plant's works which began in January 2007, and whose objective is the operational start-up for the 1st generating unit, scheduled for August 30, 2010. Furnas Centrais Elétricas S.A. has a 40% interest in the project.

UHE Mauá: Continuation of the plant's works which began in July 2008, and whose objective is the operational start-up for the 1st main generating unit, scheduled for April 22, 2011. Centrais Elétricas do Sul do Brasil S.A. - ELETROSUL has a 49% interest in the project.

UHE Passo de São João: Continuation of the plant's works which began in November 2007, and whose objective is the operational start-up for the 1st unit, scheduled for October 30, 2009. Centrais Elétricas do Sul do Brasil S.A. - ELETROSUL owns 100% of this project.

UTE Candiota III (Pres. Médice - Fase C): Continuation of the plant's works which began in September 2006, and whose objective is the operational start-up for the 350 MW generating unit scheduled for July 2010. Companhia de Geração Térmica de Energia Elétrica - CGTEE owns 100% of this project.

• ENERGY TRANSMISSION WORKS:

SE Missões:

• Description: Installation of two 50 MVA (each) 230/69 kV transformers (2nd and 3rd).
• Phase: Ground preparation started. The foundation projects are being developed. Installation Permit (LI) was issued on December 23, 2008.
• Energy transmission is expected for: MAY/2010

LT 230 kV Presidente Médici / Santa Cruz 1:

• Description: Construction of LT 230 kV - CD, which is 236.3 km long.
• Phase: civil works and electromechanical assembly. Installation Permit (LI) issued on October 28, 2008. Acquisition of materials and equipment in progress.
• Energy transmission is expected for: SEP/2009.

SE Nova Santa Rita:

• Description: Installation of a 150 Mvar Line Reactor in 525 kV.
• Phase: electromechanical assembly. Projects and civil works have been concluded.
• Energy transmission is expected for: AUG/2009.

SE Xanxerê:

• Description: Installation of a 100 Mvar Shunt Capacitor Bank in 230 kV.
• Phase: projects being prepared. It is scheduled to start in Jul/09.
• Energy transmission is expected for: SEP/2009.

LT 230 kV Salto Osório / Pato Branco / Xanxerê and LT 230 kV Salto Osório / Xanxerê:

• Description: Re-conduct LT in simple circuit, with 166.4 km and 162 km long, respectively.
• Phase: preliminary phase of acquiring materials. Turnkey agreement was executed on April 26, 2009. The National System Operator (ONS) has only authorized interventions in LT during weekends, increasing the deadline to conclude works.
• Energy transmission is expected for: JUN/2010.

2 - STUDIES OF NEW ENERGY GENERATION PROJECTS

These refer to the main projects being developed by ELETROBRÁS Group companies, and are River Basin Inventory Studies and Hydroelectric Development Feasibility Studies for the construction of new energy generation projects, in addition to studies of Energy Generation Projects abroad.

A - INVENTORY STUDIES

Hydroelectric Inventory for the Itacaiúnas River Basin: located in the State of Pará, with expected power of 200 MW. Study being developed in a partnership among Eletronorte, Engevix and OAS. Goal: deliver studies to ANEEL on August 30, 2009.

Hydroelectric Inventory for the Tapajós River Basin: located in the States of Pará and Amazonas. Study concluded by Eletronorte and Camargo Corrêa and approved by ANEEL on May 22, 2009. Partnerships to carry out Feasibility Studies of 5 projects, with total expected power of 10,682 MW, have been made. These are: AHE São Luiz do Tapajó (6,133 MW), AHE Jatobá (2,338 MW), AHE Cachoeira do Caí (802 MW); AHE Jamanxim (881MW) and AHE Cachoeira dos Patos (528 MW).

B - FEASIBILITY STUDIES

NORTHERN REGION

AHE Belo Monte Feasibility Study: Xingu River, State of Pará, with expected power of 11,181 MW. Feasibility Study filed with ANEEL and EIA/RIMA at Ibama, with authorization to bid issued by CNPE on June 23, 2009. Studies were prepared in a partnership among Eletrobrás, Camargo Corrêa, Norberto Odebrecht and Andrade Gutierrez.

AHE Marabá Feasibility Study: Tocantins River, State of Pará, with expected power of 2,160 MW. The study is being prepared in a partnership between Eletronorte and Camargo Corrêa. Goal: auction in August 2010.

AHE Novo Acordo Feasibility Study: Sono River, State of Tocantins, with expected power of 60 MW. The study has been developed in a partnership between Eletronorte and EDP. Goal: auction in March 2010.

AHE Serra Quebrada Feasibility Study: Tocantins River, between the states of Tocantins and Maranhão, with expected power of 1,328 MW. The study has been developed in a partnership among Eletronorte, Camargo Corrêa, Alcoa and BHP Billington. Goal: auction in August 2010.

AHE Tabajara Feasibility Study: Ji-Paraná River, state of Rondônia, with expected capacity of 350 MW. The study has been developed in a partnership between Eletronorte and Queiroz Galvão. Goal: conclude the study in September 2009.

NORTHEAST REGION

AHE Cachoeira Feasibility Study: Parnaíba River, between the states of Piauí and Maranhão, with expected power of 63 MW. The study is being prepared in a partnership among Chesf, Desenvix S/A and Construtora Norberto Odebrecht S/A. Goal: auction in December 2009.

AHE Castelhano Feasibility Study: Parnaíba River, between the states of Piauí and Maranhão, with expected power of 64 MW. The study has been developed in a partnership among Chesf, Desenvix S/A and Construtora Norberto Odebrecht S/A. Goal: auction in December 2009.

AHE Estreito Parnaíba Feasibility Study: Parnaíba River, between the states of Piauí and Maranhão, with expected power of 56 MW. The study has been developed in a partnership among Chesf, Desenvix S/A and Construtora Norberto Odebrecht S/A. Goal: Auction in December 2009.

AHE Pedra Branca Feasibility Study: São Francisco River, between the states of Bahia and Pernambuco, with expected power of 320 MW. The study has been developed in a partnership among Chesf, Desenvix S/A and Construtora Norberto Odebrecht S/A. Goal: auction in December 2010.

AHE Riacho Seco Feasibility Study: São Francisco River, between the states of Bahia and Pernambuco, with expected power of 276 MW. The study has been developed in a partnership among Chesf, Desenvix S/A and Construtora Norberto Odebrecht S/A. Goal: auction in June 2010.

AHE Ribeiro Gonçalves Feasibility Study: Parnaíba River, between the states of Piauí and Maranhão, with expected power of 113 MW. The study has been developed in a partnership among Chesf, Desenvix S/A and Construtora Norberto Odebrecht S/A. Goal: auction in December 2009.

AHE Uruçuí Feasibility Study: Parnaíba River, between the states of Piauí and Maranhão, with expected power of 134 MW. The study has been developed in a partnership among Chesf, Desenvix S/A and Construtora Norberto Odebrecht S/A. Goal: auction in December 2009.

CENTRAL-WESTERN REGION

AHE Água Limpa Feasibility Study: Rio das Mortes, state of Mato Grosso, with expected power of 380 MW. The study has been developed in a partnership among Furnas, Eletronorte, PCE, Andrade Gutierrez, Alston, Enercamp and Energética Tech. Goal: auction in March 2010.

AHE Buriti Queimado Feasibility Study: Rio das Almas, State of Goiás, with expected power of 142 MW. The study has been developed in a partnership among Furnas, PCE, Rialma and Queiroz Galvão. Goal: auction in August 2010.

AHE Cachoeirão Feasibility Study: Juruena River, State of Mato Grosso, with expected power of 64 MW. The study has been developed in a partnership among Eletronorte, Linear Participações, Maggi Energia and MCA Energia. Goal: auction in July 2010.

AHE Juruena Feasibility Study: Juruena River, state of Mato Grosso, with expected power of 46 MW. The study has been developed in a partnership among Eletronorte, Linear Participações, Maggi Energia and MCA Energia. Goal: auction in May 2010.

AHE Maranhão Baixo Feasibility Study: Maranhão River, state of Goiás, with expected power of 125 MW. The study has been developed in a partnership among Furnas, PCE- Projeto e Consultores de Engenharia, Energética Tech, Rialma and Queiroz Galvão. Goal: auction in August 2010.

AHE Mirador Feasibility Study: Tocantinzinho River, state of Goiás, with expected power of 80 MW. The study has been developed in a partnership among Furnas, PCE- Projeto e Consultores de Engenharia, Energética Tech and Rialma. Goal: auction in March 2010.

AHE Toricoejo Feasibility Study: Rio das Mortes, state of Mato Grosso, with expected power of 76 MW. The study has been developed in a partnership among Eletronorte, Alusa and Queiroz Galvão. The entrance of Furnas in the partnership is waiting for the signature by the initial partners of the Addendum to make it official at ANEEL. Goal: auction in March 2010.

AHE Torixoréu Feasibility Study: Araguaia River, between the states of Mato Grosso and Goiás, with expected power of 408 MW. The study has been developed in a partnership between Eletronorte and Desenvix. Goal: auction in March 2011.

C - INTERNATIONAL PROJECTS

Hydroelectric Inventory for the Uruguay River Basin: on the border of Brazil and Argentina, according to the treaty executed between both countries, Eletrobrás representing Brazil and Ebisa representing Argentina, with 50% interest of each company. This study is revaluating the 5,350 MW power verified in the 70's. In June, the contracted consortium presented the Inventory Studies Planning and Program Report, fulfilling the first contractual requirement. Both countries have already agreed upon the construction of two hydroelectric developments, the first of them AHE Garabi, whose Feasibility Study is in progress.

AHE Baynes Feasibility Study: Cunene River, on the border of Angola and Namibia, with expected power of 360 MW. The study has been developed in a partnership among Eletrobrás, Furnas, Engevix and Odebrecht, with the pre-feasibility stage concluded.

AHE Inambari Feasibility Study: Inambari River, in Peru, with expected power of 2,000 MW. The study has been developed through a Special Purpose Company, of which Eletrobrás holds 29.4% interest and Furnas 19.6%, and which also has the participation of OAS.

3 - MATERIAL FACTS OF THE PERIOD
(APR/MAY/JUN/2009)

SOUTHERN REGION

• ENERGY GENERATION WORKS:

• ENERGY TRANSMISSION WORKS

SE Joinville Norte: the construction of SE Joinville Norte was concluded, with the installation of two (2) 150 MVA (each) 230/138-13.8 kV transformers. Energy transmission in MAY/2009;

LT 230 kV Caxias / Caxias 5: the construction of LT in a simple circuit, of approximately 25 km long, was concluded. Energy transmission in JUN/2009;

LT 525 kV Campos Novos / Nova Santa Rita: the construction of LT of approximately 273 km long was concluded. Eletrosul Centrais Elétricas S.A. has a 49% interest in the RS Energia consortium. Energy transmission in MAY/2009;

4 - STAFF

In 2Q09, ELETROBRÁS had 1,085 employees. There were 25 admissions and 19 terminations in the quarter.

Out of the 19 terminations from January to March, 7 were from the Eletrobrás' Voluntary Severance Program.

With regards to the Voluntary Severance Program, there were already 31 withdrawals in the quarter.

The Collective Bargaining Agreement - ACT 2009/2010 is currently under negotiation between the Company and the employee unions.

5 - SECURITIES MARKET

• SHARES

In 2Q09, 770,839 ELETROBRÁS shares, representing a total of 248 shareholders, have been incorporated into the Book-Entry Shares System managed by Banco Bradesco S.A., as shown in the chart below:

TYPE	QUANTITY	IN THE	IN THE YEAR
		QUARTER

COMMON	SHARES	-	-
	SHAREHOLDERS	-	-
PREF. A	SHARES	8	16
	SHAREHOLDERS	2	3
PREF. B	SHARES	770,831	949,890
	SHAREHOLDERS	246	351
TOTAL	SHARES	770,839	949,906
	SHAREHOLDERS	248	354

• SHARES TRADED ABROAD

With regards to the American Depositary Receipts (ADRs) programs, in 2Q09 the securities had the following trade prices on the North American over-the-counter market:

Amounts in US$:

TYPE	MAXIMUM	MINIMUM	NUMBER OF ADRs on 6/30/2009

			Issued	Cancelled	Balance

Common	14.77	11.68	89,200	2,035,943	64,793,624

Class B Preferred	13.65	11.26	326,900	1,000	33,336,849

In 2Q09, the number of shares in custody at the Brazilian Clearing and Depositary Corporation

(CBLC) that refer to ELETROBRÁS ADR programs is shown in the chart below:

TYPE	06.30.2009

Common	64,793,624
Class B Preferred	33,336,849

Latibex

In 1Q09, ELETROBRÁS shares in the European market had the following trade prices in the LATIBEX (Share Trading Program of Latin-American Companies):

Amounts in Euros:

TYPE	MAXIMUM	MINIMUM	NUMBER OF RECEIPTS
			TRADED

Common	10.53	8.62	101,415

Preferred	10.15	8.37	406,426

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
00243-7	CENTRAIS ELET BRASILEIRAS SA	00.001.180/0001-26

09.01 - HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Corporate Taxpayer's ID)	4 - CLASSIFICATION	5 - INTEREST IN CAPITAL OF INVESTEE - %	6 - INVESTOR SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in thousands)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in thousands)

01	FURNAS CENTRAIS ELÉTRICAS	23.274.194/0001-19	PRIVATE SUBSIDIARY	99.54	18.60
COMMERCIAL, INDUSTRIAL AND OTHER		64,707,172		64,707,172

02	CIA HIDROELÉTRICA DO SÃO FRANSCICO-CHESF	33.541.368/0001-16	PUBLICLY-HELD SUBSIDIARY	99.45	20.67
COMMERCIAL, INDUSTRIAL AND OTHER		41,480		41,480

03	CENTRAIS ELÉTRICAS DO NORTE DO BRASIL	00.357.038/0001-16	PRIVATE SUBSIDIARY	99.03	16.35
COMMERCIAL, INDUSTRIAL AND OTHER		81,552		69,811

04	ITAIPU BINACIONAL	00.395.988/0001-35	PRIVATE SUBSIDIARY	50.000	18.97
COMMERCIAL, INDUSTRIAL AND OTHER		50,000		50,000

12.01 – COMMENTS ON THE COMPANY’S CONSOLIDATED PERFORMANCE IN THE QUARTER

1. QUARTERLY RESULTS

Eletrobrás registered in the 1H09 a loss of R$1,989.4 million, equivalent to R$1.76 per share. In the same period of the previous year, the Company registered a net income of R$984.4 million, equivalent to R$0.09 per share. Eletrobrás ended 2Q09 with a loss of R$2,090.8 million, equivalent to R$1.85 per share, whereas in the same period of 2008, the net income was R$142.8 million, equivalent to R$0.13 per share.

The net income of 1H09 was strongly impacted by the decrease of the Regulatory Asset relating to the trading of Itaipu energy, in the amount of R$2,415 million, of which R$1,042.9 million in 2Q09, deriving from the variation of the American index "Consumers Good" and "Industrial Price", used as the basis for the calculation of this regulatory asset, besides the currency variation, as it is denominated in US Dollar.

The balance of the Regulatory Asset deriving from the trading of Itaipu Binacional energy, represented by the line item Reimbursement Rights, presented in Non-Current Assets is R$2,706,935 thousand, equivalent to US$1,387,034 thousand.

1. Eletrobrás System

1.1 ELECTRIC ENERGY TRANSACTIONS

	R$ thousands

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	06/30/2008	06/30/2009	06/30/2008

Provision	-	-	3,400,003	3,522,255
Supply	-	-	3,922,832	3,738,642
Transmission	-	-	2,422,922	1,995,754
		745,246		1,743,373
Electric Energy traded at CCEE - short-term energy	963,350		1,259, 623
		2,661,439		2,661,439
Transfer of Itaipu Energy	3,530,857		3,530,857
		747,008		747,008
Regulatory Asset - Itaipu energy trading	(2,415,470)		(2,415,470)
Other	2, 974	-	2,974	-

	2,081,711	4,153,693	12,123,741	14,408,471

1.2 Consolidated Financial Statements Indicators

The consolidated Financial Statements of the Eletrobrás System showed the following evolution:

2nd Quarter - R$ million			CONSOLIDATED	1st half - R$ million
2009	2008	Variation		2009	2008	Variation
5,600.6	6,684.6	-16.2%	Operating revenues	11,688.4	13,922.3	-16.0%
5,584.0	5,264.5	6.1%	Operating expenses	11,041.4	10,629.6	3.9%
16.6	1,420.1	-98.8%	Profit before financial result	647.0	3,292.7	-80.4%
-2,530.7	-1,049.9	-141.0%	Financial result	-2,889.8	-1,282.6	-125.3%
-2,090.8	142.8	-1,563.6%	Net income (loss)	-1,989.5	984.4	-302.1%
-R$1.8	R$0.1	-1,563.6%	Net income (loss) per share	-R$1.8	R$0.1	-2,063.4%
31,726.4	32,711.1	-3.0%	Market Value	31,726.4	32,711.1	-3.0%
0.3%	21.2%	-20.9 pp	Operating margin (%)	5.5%	23.7%	-18.1 pp
-37.3%	2.1%	-39.5 pp	Net margin (%)	-17.0%	7.1%	-24.1 pp

Operating Margin = Profit before financial result/operating revenues
Net Margin = Net income / operating revenues.
pp = percentage point

1.3 Ebitda Evolution

The sum of the Ebitdas of our subsidiaries in the 1H09 totaled R$2,355 million, 23% inferior to that registered in the same period of 2008 which was R$3,045 million.

In relation to the generating and transmission companies, Furnas presented a decrease of 36%, going from R$983 million to R$628 million. Chesf showed a decrease of 29%, going from R$1,556 million to R$1,109 million. Eletronorte, which supplies the Brazilian Isolated System, showed an increase of 34%, changing from R$279 million in 1H08 to R$375 million in 1H09. Eletrosul presented, in 1H09, an Ebitda of R$220 million, 31% superior to the amount of R$167 million registered in 1H08. Eletronuclear registered an increase of 2%, going from R$260 million in 1H08 to R$265 million in 1H09, whereas CGTEE registered an increase of 56%, going from R$(73) million to R$(32) million.

In relation to the distribution companies, a reduction of 44% was verified in the total amount of the EBITDAs, going from R$(157) million in 1H08 to a total of R$(227) million in 1H09.

The Ebitda verified for the companies of the Eletrobrás System is stated immediately following the Financial Statements of each company.

2. Eletrobrás Shareholding Participation

The results obtained by the companies invested in by Eletrobrás had a positive impact on the Company result in 1H09 of R$544 million, deriving from the valuation of the shareholding investments, as shown below:

	R$ thousand

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	06/30/2008	06/30/2009	06/30/2008

Investments in subsidiaries
Equity accounting	144,248	619,647	-	-
Capital income - Itaipu	40,629	30,206	21,359	21,236

	184,877	649,853	21,359	21,236

Investments in associated companies
Equity accounting	248,524	245,361	248,524	245,361
Interest on capital	44,880	42,292	44,880	42,292

	293,404	287,653	293,404	287,653

Other investments
Interest on equity	13,588	3,052	13,588	3,052
Dividends	43,768	34,848	43,768	34,848
Return on partnership investments	7,949	32,138	93,581	134,660

	65,305	70,038	150,937	172,560

	543,586	1,007,544	465,700	481,449

3 - Financial Result

The devaluation of the US$ dollar compared to the Real and the fact that Eletrobrás has a significant part of its receivables (net of liabilities) - R$13,666 million (US$7,002 million) - indexed to foreign currencies, mainly to the US$ dollar, produced a negative impact on the Company's results in 1H09 when a net expense of R$3,108 million was registered, deriving from the currency variation, with R$2,909 million in 2Q09. In 1H08 a loss of R$1,581 million was registered, with R$1,421 million in 2Q08.

Relating to the monetary variation deriving from domestic price levels, a small gain of R$0.9 million was verified, against a gain of R$754 million in the same period of 2008, as shown below:

	R$ thousand

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	06/30/2008	06/30/2009	06/30/2008

Financial revenues (expenses)
Interest, commission and fee income	1,957,305	1,734,748	603,461	504,727
Debt charges	(279,499)	(217,529)	(750,593)	(666,951)
Charges on shareholders remuneration	(799,116)	(692,021)	(839,018)	(709,038)
Revenue from financial investments	609,207	367,840	658,533	533,910
Default charges	1,507	137	98,031	84,140
Other revenues (expenses)	(7,730)	51,379	(2,857)	63,240

	1,481,674	1,244,555	(232,443)	(189,972)

Monetary and currency adjustments
Net monetary adjustments	900	753,695	135,249	324,820
Net currency adjustments	(3,108,335)	(1,581,351)	(2,792,569)	(1,417,434)

	(3,107,435)	(827,656)	(2,657,321)	(1,092,614)

	(1,625,761)	416,898	(2,899,763)	(1,282,586)

The main indexes of the financial contracts and of the loan agreements and onlendings showed the following variations in the period:

Dollar and IGP-M Variation

3.1 - Financing Receivable

At the end of 2Q09, the Company had 820 loans and financing agreements granted, totaling R$38,819,451 thousand (March 31, 2009 - R$41,852,244 thousand), as per the table below:

	US$ thousands
Currency	(equivalent)%		R$ thousands

US$ Dollar	8,514,872	42.81	16,617,872
IGP-M	5,122,849	25.75	9,997,752
Real	5,910,542	29.71	11,535,013
Yen	234,795	1.18	458,225
EURO	107,906	0.54	210,589

Total	19,891,089	100.00	38,819,451

3.1.1 - Parent Company

	PARENT COMPANY

	06/30/2009				03/31/2009

	CURRENT		PRINCIPAL		CURRENT		PRINCIPAL

	CHARGES				CHARGES

	AVERAGE			NON-	AVERAGE			NON-
	RATE	VALUE	CURRENT	CURRENT	RATE	VALUE	CURRENT	CURRENT

Subsidiaries
and jointly-
controlled
companies
Furnas	6.29%	6,766	212,312	816,615	8.18%	11,052	228,548	883,768
Chesf	9.42%	29,879	430,596	2,751,655	11.32%	-	417,487	2,881,834
Eletrosul	6.27%	2,267	96,773	564,358	7.83%	-	97,565	499,996
Eletronorte	13.19%	11,911	208,872	6,976,893	15.73%	27,185	181,520	7,090,028
Eletronuclear	11.94%	21,968	90,203	2,919,045	12.45%	20,578	65,350	2,843,680
Cgtee	2.79%	725	45,548	643,660	4.72%	7,799	4,416	661,360
Ceal	11.79%	144	45,270	329,044	12.51%	249	32,981	321,256
Ceron	11.31%	89	55,646	410,698	11.40%	-	41,037	415,162
Cepisa	10.56%	534	88,825	386,017	11.27%	-	67,656	378,844
Eletroacre	11.12%	-	9,643	31,028	11.07%	-	7,263	32,519
Manaus	9.92%	-	171,550	1,156,898	10.86%	-	131,509	1,171,038
Itaipu	7.08%	-	60,365	14,984,886	7.08%	-	60,375	17,941,105

		74,283	1,515,603	31,970,797		66,863	1,335,707	35,120,590

Other
Cemig	6.15%	2,342	56,946	349,423	6.15%	268	54,649	359,850
Copel	8.39%	2,088	38,892	281,893	8.39%	15	4,209	66,090
Ceee	8.56%	305	47,758	39,766	8.95%	100	57,098	29,564
Duke	10.00%	2,294	120,866	429,345	10.00%	2,267	171,843	405,364
AES Tietê	10.00%	4,533	238,808	848,288	10.00%	4,599	231,367	913,136
Aes Eletropaulo	10.29%	280,590	111,987	538	10.29%	277,458	113,968	-
Tractbel	12.00%	575	31,122	26,333	12.00%	-	28,137	33,815
Celpe	6.00%	913	16,976	19,294	6.00%	434	15,670	74,039
Cemar	3.90%	1,669	23,156	350,488	5.91%	-	20,066	320,908
Cesp	8.97%	1,130	29,629	218,107	9.36%	820	28,395	226,201
Others		104,286	319,351	1,438,572		93,226	326,191	1,604,284
( - ) Allowance
for doubtful
accounts		(71,095)	(108,401)	-		(66,406)	(68,542)	-

		329,630	927,090	4,002,047		312,781	983,051	4,033,251

TOTAL		403,913	2,442,693	35,972,844		379,644	2,318,758	39,153,841

3.1.2 - Consolidated

CONSOLIDATED

	06/30/2009				03/31/2009

	CURRENT		PRINCIPAL		CURRENT		PRINCIPAL

	CHARGES				CHARGES

	AVERAGE			NON-	AVERAGE			NON-
	RATE	VALUE	CURRENT	CURRENT	RATE	VALUE	CURRENT	CURRENT

Subsidiaries
and jointly-
controlled
subsidiaries
Furnas	-	-	-	-	-	-	-	-
Chesf	-	-	-	-	-	-	-	-
Eletrosul	-	-	-	-	-	-	-	-
Eletronorte	-	-	-	-	-	-	-	-
Eletronuclear	-	-	-	-	-	-	-	-
Cgtee	-	-	-	-	-	-	-	-
Ceal	-	-	-	-	-	-	-	-
Ceron	-	-	-	-	-	-	-	-
Cepisa	-	-	-	-	-	-	-	-
Eletroacre	-	-	-	-	-	-	-	-

	CONSOLIDATED

	06/30/2009				03/31/2009

	CURRENT		PRINCIPAL		CURRENT		PRINCIPAL

	CHARGES				CHARGES

	AVERAGE			NON-	AVERAGE			NON-
	RATE	VALUE	CURRENT	CURRENT	RATE	VALUE	CURRENT	CURRENT

Subsidiaries
and jointly-
controlled
subsidiaries
Manaus	-	-	-	-	-	-	-	-
Itaipu	-	-	30,183	7,492,443	-	-	30,188	8,970,553

		-	30,183	7,492,443		-	30,188	8,970,553

Other
Cemig	6.15%	2,342	56,946	349,423	6.15%	268	54,649	359,850
Copel	8.39%	2,088	38,892	281,893	8.39%	15	4,209	66,090
Ceee	8.95%	305	47,758	39,766	8.95%	100	57,098	29,564
Duke	10.00%	2,294	120,866	429,345	10.00%	2,267	171,843	405,364
AES Tietê	10.00%	4,533	238,808	848,288	10.00%	4,599	231,367	913,136
Aes Eletropaulo	10.29%	280,590	111,987	538	10.29%	277,458	113,968	-
Tractbel	12.00%	575	31,122	26,333	12.00%	-	28,137	33,815
Celpe	6.00%	913	16,976	19,294	6.00%	434	15,670	74,039
Cemar	5.91%	1,669	23,156	350,488	5.91%	-	20,066	320,908
Cesp	9.36%	1,130	29,629	218,107	9.36%	820	28,395	226,201
Others		104,437	414,400	1,508,032		93,417	428,919	1,700,586
( - ) Allowance
for doubtful
accounts		(71,095)	(108,401)	-		(66,406)	(68,542)	-

		329,781	1,022,139	4,071,507		312,972	1,085,779	4,129,553

TOTAL		329,781	1,052,322	11,563,950		312,972	1,115,967	13,100,106

The long-term portion of loans and financing granted using sector as well as own resources, including onlendings, has the following maturities:

	2011	2012	2013	2014	2015	After 2015	TOTAL

PARENT COMPANY	3,207,797	3,087,333	2,825,608	2,684,781	2,514,528	21,652,797	35,972,843
CONSOLIDATED	1,031,189	992,464	908,329	863,059	808,328	6,960,580	11,563,950

3.2 - Financing Payable

ELETROBRÁS ended 2Q09 with 13 contracts amongst loans, financing and bonds, totaling R$3,538,393 thousand (March 31, 2009 - R$4,162,695 thousand), as shown below:

Currency	US$ thousands (equivalent)%		R$ thousand

US$ Dollar	1,512,405	83.42	2,951,610
EURO	94,575	5.22	184,573
Yen	206,093	11.37	402,211

Total	1,813,073	100.00	3,538,393

3.2.1 - Parent Company

	PARENT COMPANY

	06/30/2009				03/31/2009

	CURRENT		PRINCIPAL		CURRENT		PRINCIPAL

	CHARGES				CHARGES

	AVERAGE			NON-	AVERAGE			NON-
	RATE	VALUE	CURRENT	CURRENT	RATE	VALUE	CURRENT	CURRENT

FOREIGN CURRENCY
Financial Institutions
IDB	5.32%	4,292	36,312	290,493	5.32%	11,130	43,077	366,152
CAF	4.63%	12,036		1,366,120	4.77%	8,889		1,620,640
KFW	5.73%	132	26,019	66,114	5.73%	1,882	29,233	89,068
Dresdner Bank	6.25%	176	26,018	66,113	6.25%	2,416	29,233	89,067
Eximbank	2.15%	1,865	44,483	355,862	2.15%	4,696	52,681	435,590
Other		1,373	1,969	649,096		11,971	2,471	648,779

		19,875	134,801	2,793,798		40,984	156,695	3,249,296

Bonds
Bonds - Dresdner Bank	7.75%	4,440		585,480	7.75%	21,160	-	694,560

		4,440	-	585,480		21,160	-	694,560

Other
National Treasury - Itaipu		-	-	-		-	-	-

		24,315	134,801	3,379,278		62,144	156,695	3,943,856

DOMESTIC CURRENCY
Receivables Securitization Fund		-	-	-		-	-	-
Other		-	-	-		-	-	-

		24,315	134,801	3,379,278		62,144	156,695	3,943,856

3.2.2 - Consolidated

	CONSOLIDATED

	06/30/2009				03/31/2009

	CURRENT		PRINCIPAL		CURRENT		PRINCIPAL

	CHARGES				CHARGES

	AVERAGE			NON-	AVERAGE			NON-
	RATE	VALUE	CURRENT	CURRENT	RATE	VALUE	CURRENT	CURRENT

FOREIGN CURRENCY
Financial Institutions
IDB	5.32%	4,292	36,312	290,493	5.32%	11,129	43,077	366,152
CAF	4.76%	12,036		1,366,120	4.76%	8,890	-	1,620,640
KFW	5.73%	208	38,012	66,114	5.73%	2,548	56,182	89,068
Dresdner Bank	6.25%	206	31,840	66,113	6.25%	2,689	42,316	89,067
Eximbank	2.15%	1,865	44,483	355,862	2.15%	-	52,682	435,590
Other		2,213	9,813	586,307		17,935	17,895	571,160

		20,821	160,460	2,731,009		43,191	212,152	3,171,677

Bonds
Bonds - Dresdner Bank	7.75%	4,440	-	585,480	7.75%	21,160	-	694,560

		4,440	-	585,480		21,160	-	694,560

Others
National Treasury -		5,213	342,110	9,946,520		12,266	458,031	11,931,845
Itaipu

		5,213	342,110	9,946,520		12,266	458,031	11,931,845

		30,474	502,570	13,263,008		76,617	670,184	15,798,082

DOMESTIC CURRENCY
Receivables Securitization Fund		-	151,125	-		-	161,013	26,836
Other		70,210	254,342	2,981,183		54,007	266,501	2,970,159

		70,210	405,467	2,981,183		54,007	427,514	2,996,995

		100,684	908,037	16,244,192		130,624	1,097,697	18,795,077

a) The debts are guaranteed by the federal government and/or by ELETROBRÁS.

b) The total debts in foreign currency, including financial charges, correspond to R$3,538,394 thousand in the parent company, equivalent to US$1,813,073 thousand, and the consolidated debt amounts to R$17,252,913 thousand, equivalent to US$8,323,526 thousand. The percentage by currency is presented as follows:

	US$	EURO	YEN

PARENT COMPANY	83%	5%	12%
CONSOLIDATED	96%	2%	3%

c) The loans and financing are subject to charges at an average rate in June/2009 of 6.53% p.a. and of 6.44% p.a. in March/2009.

d) The long-term loans and financing stated in thousands of US$ dollars have the following maturities:

	2011	2012	2013	2014	2015	After 2015	TOTAL

PARENT COMPANY	239,292	192,756	238,888	238,235	550,553	271,819	1,731,543
CONSOLIDATED	916,401	748,460	714,719	676,596	753,438	4,513,912	8,323,526

4 - Provisions

4.1 Operating Provisions

		R$ thousand

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	06/30/2008	06/30/2009	06/30/2008

Contingencies	68,900	-	236,524	156,310
PCLD - Consumer and Resellers	-	886	248,884	85,377
PCLD - RTE	-	-	(1,292)	(128,994)
PCLD - CCEE	-	-	-	-
PCLD - Financing and loans	(61,821)	40,924	61,821	40,924
PCLD - ICMS credits	-	-	141,004	-
Present value adjustment - decommision obligations	-	-	-	-
Losses on realization of AFACs	(27,030)	49,746	-	(671,286)
Unsecured liability in subsidiaries	4,451	144,401	-	577,058
Other	(8,519)	14,587	42,702	82,614

	(24,018)	250,544	729,642	142,003

PCLD - Allowance for doubtful accounts
AFAC - Advances for future capital increase

4.2 Allowance for doubtful accounts - PCLD

The Company constitutes and maintains provision in accordance with ANEEL rules, considering the analysis of the values of overdue receivables and history of losses. The allowance is considered sufficient by the Company's management to cover losses on the realization these assets. The balance on June 30, 2009 is R$1,354,321 thousand (March 31, 2009 - R$1,599,247 thousand), as follows:

	R$ thousands

	CONSOLIDATED

	06/30/2009	03/31/2009

RTE (Free Energy - Loss of Revenues and Part A)	65,546	67,302

Consumers and Resellers
Companhia Energética do Amapá	640,546	602,364
Other	354,669	630,790

	1,060,761	1,300,456

CCEE - Short-term Energy	293,560	293,560

	1,354,321	1,594,016

4.3 Provision for Contingencies

At the Financial Statements date, the Company has the following provisions for contingent liabilities, by nature:

		R$ thousands

	PARENT COMPANY		CONSOLIDATED

	06/30/2009	03/31/2009	06/30/2009	03/31/2009

CURRENT
Labor	-	-	304,065	502,774
Taxes	-	-	124,241	176,611
Civil	-	-	714,243	774,119
Others	-	-	60,822	183,590
(-) Legal Fees	-	-	(489,999)	(384,799)

	-	-	713,372	1,252,295

Non-Current
Labor	19,673	88,574	647,286	465,081
Taxes	-	-	154,513	60,156
Civil	1,328,244	1,328,244	2,171,685	1,909,334
Others	-	-	-	-
(-) Legal Fees	(386,312)	(384,585)	(864,167)	(669,443)

	961,605	1,032,233	2,109,316	1,765,128

20.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

Other Information Deemed as Relevant by the Company

1 - Shareholding by type and class of shareholders with more than 5% of shares of the Company's capital stock.

ELETROBRÁS

Shareholders	Common shares (units)		Class A Preferred Shares (units)		Class B Preferred		Total
					Shares (units)

Federal Government	487,656,241	53.88%			35,191,714	15.49%	522,847,955	46.17%
National Development Fund
FND.	45,621,589	5.04%					45,621,589	4.03%
BNDESPAR	133,757,950	14.78%			1,000,100	0.44%	134,758,050	11.90%
Public-Private Partnerships
Guarantee Fund - FGPP	40,000,000	4.42%					40,000,000	3.53%
Other	133,194,123	14.72%	106,672	72.60%	133,531,203	58.78%	266,831,998	23.56%
JP Morgan Chase Bank*	64,793,624	7.16%			33,336,849	14.67%	98,130,473	8.66%
Giovanni Chiappa			17,448	11.88%			17,448	0.002%
Paola Penotti Chiappa			22,800	15.52%			22,800	0.002%
Skagen Kon Tiki
Verdipapirfond					12,784,600	5.63%	12,784,600	1.13%
Aksjefondet Skagen Global					11,342,177	4.99%	11,342,177	1.00%

Total	905,023,527	100.00%	146,920	100.00%	227,186,643	100.00%	1,132,357,090	100.00%

* Depositary bank of Eletrobrás ADRs.

* BNDESPAR

BNDES Controlling shareholder - 100% of the capital stock Federal Government BNDES is a federal public company associated with the Ministry of Development, Industry and Foreign Trade.

2 - Amount and type of the Shares issued by the Company held by the groups: Controlling shareholder, Management and Fiscal Council members at June 30, 2009.

Shareholders	Common shares (units)		Class B Preferred Shares (units)		Total (*) (units)
on 6/30/2009

Controlling	707,035,660	78.12%	36,191,814	15.93%	743,227,474	65.63%
shareholder
Management	120	0.0%	0	0.0%	120	0.0%
Fiscal Council	0	0.0%	0	0.0%	0	0.0%

*The total refers to the interest of shareholders in the Company's capital stock - 1,132,357,090 shares.

Eletrobrás' Free Float is composed of:

Shareholders	Common shares (*) (units)		Class A Preferred Shares (units)		Class B Preferred (**) Shares (units)		Total (***) (units)
on 6/30/2009

Other	197,987,747	21.8%	146,920	100.0%	190,994,829	84.0%	389,129,496	34.4%

*The total of 120 common shares held by ELETROBRÁS' Management has already been deducted.
**The total of 1,000,100 Class B preferred shares held by BNDESPAR has already been deducted.
***The total refers to the interest of shareholders in the Company's capital stock - 1,132,357,090 shares.

3 - Amount and type of shares issued by the Company held by the groups: Controlling shareholder, Management and Fiscal Council members at June 30, 2008.

Shareholders	Common shares (units)		Class B Preferred Shares (units)		Total (**) (units)
on 6/30/2008

Controlling	708,035,781	78.23%	35,191,002	15.49%	743,226,783	65.81%
shareholder
Management	22	0.0%	0	0.0%	22	0.0%
Fiscal Council	0	0.0%	0	0.0%	0	0.0%

**The total refers to the interest of shareholders in the Company's capital stock - 1,129,498,502 shares.

Eletrobrás' Free Float is composed of:

Shareholders	Common shares (*) (units)		Class A Preferred Shares (units)		Class B Preferred Shares (units)		Total(**) (units)
on 6/30/2008

Other	196,987,724	21.8%	146,920	100.0%	189,137,053	84.5%	386,271,697	34.2%

* The total of 22 common shares held by ELETROBRÁS' Management has already been deducted.
**The total refers to the interest of shareholders in the Company's capital stock - 1,129,498,502 shares.

Reference date: June 30, 2009

Independent Auditors' Review Report

To the Management and Stockholders
Centrais Elétricas Brasileiras S.A. - Eletrobrás

1 We have reviewed the accounting information included in the Quarterly Information (ITR) of Centrais Elétricas Brasileiras S.A. - Eletrobrás ("Company" or "Eletrobrás") and its subsidiaries (parent company and consolidated), for the quarter ended June 30, 2009, comprising the balance sheet and the statements of operations, of changes in shareholders' equity, of cash flows and of value added, explanatory notes and the performance report. This Quarterly Information is the responsibility of the Company's management. As mentioned in Note 13 to the financial statements, the financial statements of certain associated companies were reviewed by other independent accountants. In the accounting information of Eletrobrás, the investments in these associated companies are recorded on the equity accounting method and represent investments of R$ 4,842,744 thousand at June 30, 2009, and equity in results of R$ 248,524 thousand in the period ended June 30, 2009. The financial statements of Itaipu Binacional, with total assets of R$ 10,870,276 thousand at June 30, 2009, included in the consolidated accounting information, were reviewed by other independent accountants. With respect to the amounts relative to these companies, our report is exclusively based on the reports of these other accountants.

2 Except for the matter mentioned in paragraph 3, our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the Quarterly Information; and (b) a review of information and of subsequent events which have, or could have, significant effects on the financial position and operations of the Company and its subsidiaries.

3 As mentioned in Note 9 to the financial statements, the Company has Value-added Tax on Sales and Services (ICMS), Social Integration Program/Public Services Employee Savings Program (PIS/Pasep) and Social Contribution on Revenues (COFINS) credits of R$ 1,374,039 thousand, arising mainly from the acquisition of inputs (fuel) and electric energy by its subsidiaries of the distribution segment located in the North region. With the enactment of Provisional Measure 466/2009, establishing the change in the Fuel Consumption Account (CCC) calculation, new alternatives for the realization thereof may be possible (see Note 41). The Company did not provide us with a study on the conditions and timing of the realization of these credits, including new alternatives. Accordingly, under these circumstances, we could not determine if any adjustments to the value of these tax credits are necessary.

4 Based on our limited review and on the reports on limited review of other independent accountants, except for the effects which may arise from the matter mentioned in paragraph 3, if any, we are not aware of any material modifications that should be made to the accounting information included in the Quarterly Information referred to above in order that it be stated in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of Quarterly Information.

5 As mentioned in Note 1 to the financial statements, the accounting practices adopted in Brazil were altered in 2008 and the effects of the first-time adoption of these alterations were recorded by the Company and its subsidiaries during the fourth quarter of 2008 and disclosed in the financial statements at December 31, 2008. The statements of operations, of changes in shareholders' equity, of cash flows and of value added for the quarter ended June 30, 2008, presented together with the current quarterly information, were not adjusted for comparison purposes, as permitted by the Official Letter/CVM/SNC/SEP 02/2009.

6 As mentioned in Note 25 to the financial statements, the subsidiaries carry out actuarial evaluations of their liabilities related to supplementary benefits granted to employees according to CVM Deliberation 371/2000, the necessary coverage of which is recorded in this quarterly information, amounting to R$ 1,750,272 thousand. In this respect, the subsidiaries Furnas - Centrais Elétricas S.A and Eletrobrás Termonuclear S.A. - Eletronuclear are negotiating with the respective Foundations which manage the supplementary pension plans offered to their employees, the review of the costs of the defined benefit plans. The result of these negotiations may change the realization conditions of assets recorded by Furnas and Eletronuclear, of R$ 987,728 thousand. Also in accordance with the guidelines of these negotiations, the Hydroelectric Company of São Francisco (CHESF) has recorded liabilities arising from acknowledgment of debts of R$ 324,073 thousand, determined according to CVM Deliberation 371/2000; concerning the amount of R$ 428,000, the subsidiary's management believes that this charge will be eliminated over time, with the evolution of the plan, through contractual amendments similar to those in prior periods, specifying the variable amount to be annually adjusted by the actuarial gain and loss effects calculated for the Foundation that manages the related plan. Accordingly, the elimination of the liability is directly related to and dependent on the continuity of the contractual amendment procedure between the parties, in order to reflect the actuarial position.

7 As mentioned in Note 13 to the financial statements, the financial statements of the subsidiaries Boa Vista Energia S.A., Centrais Elétricas de Rondônia - CERON, Companhia de Eletricidade do Acre - Eletroacre, Companhia Energética do Alagoas - CEAL and Companhia Energética do Piauí - CEPISA for the quarter ended June 30, 2009 were prepared in accordance with the accounting practices adopted in Brazil applicable to companies operating as going concerns. As described in the performance report, the companies have been recording recurring losses in their operations and have negative working capital at the end of the quarter, which raise doubts as to the continuity of their operations. The Quarterly Information does not include any adjustments due to these uncertainties.

8 The Quarterly Information (ITR) of the associated company CTEEP - Companhia de Transmissão de Energia Elétrica Paulista for the quarter ended June 30, 2009 was reviewed by other independent accountants, who issued an unqualified report on the limited review, dated July 31, 2009, including a matter of emphasis paragraph related to the reimbursement of expenditures with the supplementary retirement plan according to Law No. 4819/1958. The management of the associated company, supported by its legal advisors, understands that the payment of benefits related to this plan is the entire responsibility of the State Government and, therefore, does not record in the company's financial statements any liability or provision for losses in relation thereto.

9 The Quarterly Information (ITR) mentioned in the first paragraph also includes comparative accounting information for the period ended June 30, 2008, obtained from the related Quarterly Information (ITR) of that quarter. The limited review of the Quarterly Information (ITR) for the quarter ended June 30, 2008 was conducted by other independent accountants, who issued a report dated August 12, 2008, with exceptions due to the lack of presentation of the reports on limited review of the financial statements of certain associated companies, whose investments were recorded on the equity accounting method and, consequently, the independent accountants could not evaluate, through additional audit procedures, the adequacy of the amounts of these investments, as well as the equity results, of R$ 3,631,076 thousand and R$ 211,406 thousand, respectively, in the quarter ended June 30, 2008. Also, the following paragraphs of emphasis were included:

(a) Controversy over the lawsuits concerning the monetary restatement of compulsory loans.

(b) Uncertainty about the realization of ICMS credits, with the State of Mato Grosso, recorded in the subsidiary Furnas - Centrais Elétricas S.A.

(c) Uncertainty about the effects of applying the biometric table AT-83 in the calculation of the actuarial liability of the supplementary pension plan of Previnorte - Fundação de Previdência Complementar, recorded in the subsidiaries Centrais Elétricas do Norte do Brasil S.A. - Eletronorte, Manaus Energia S.A. and Boa Vista Energia S.A.

(d) Uncertainty about the realization of PIS and COFINS extemporaneous credits and debts with ICMS, PIS and COFINS, to be reimbursed to the Fuel Consumption Account (CCC) recorded in the subsidiary Manaus Energia S.A.

(e) The assumption of the continuity of operations of Manaus Energia S.A. due to the losses accumulated over the preceding years and insufficiency of working capital, supported by its controlling stockholder.

(f) The report on the limited review of the Quarterly Information of CTEEP - Companhia de Transmissão de Energia Elétrica for the periods ended June 30, 2008 and 2007 includes a paragraph of emphasis as to the payment of the supplementary retirement plan determined by Law No. 4819/1958.

Rio de Janeiro, August 18, 2009

PricewaterhouseCoopers	Sérgio Eduardo Zamora
Auditores Independentes	Contador CRC 1SP168278/O-4 "S" RJ
CRC 2SP000160/O-5 "F" RJ

01.01 - IDENTIFICATION

SUBSIDIARY/ASSOCIATED COMPANY

CORPORATE NAME FURNAS CENTRAIS ELÉTRICAS

22.01 - INCOME STATEMENT OF THE SUBSIDIARY/ASSOCIATED COMPANY (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 - 4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
3.01	Gross Revenue from Sales and/or Services	1,616,709	3,246,109	1,587,372	3,068,569
3.02	Gross Revenue Deductions	(170,310)	(303,834)	(129,545)	(254,565)
3.03	Net Revenue from Sales and/or Services	1,446,399	2,942,275	1,457,827	2,814,004
3.04	Cost of Goods and/or Services Sold	(1,152,170)	(2,324,075)	(963,480)	(2,084,671)
3.05	Gross Profit	294,229	618,200	494,347	729,333
3.06	Operating Income/Expenses	(290,713)	(368,777)	77,847	(54,317)
3.06.01	Selling	0	0	0	0
3.06.02	General and Administrative	(270,853)	(309,167)	(47,008)	(129,059)
3.06.03	Financial	4,027	(47,854)	29,633	(19,739)
3.06.03.01	Financial Revenues	30,333	69,567	111,106	216,415
3.06.03.02	Financial Expenses	(26,306)	(117,421)	(81,473)	(236,154)
3.06.04	Other Operating Revenues	0	0	0	0
3.06.05	Other Operating Expenses	(35,640)	(36,286)	(1,420)	(2,161)
3.06.06	Equity in the Earnings of Subsidiary and Associated Companies	11,753	24,530	96,642	96,642
3.07	Operating Profit	3,516	249,423	572,194	675,016
3.08	Non-operating Income	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before Taxes/Profit Sharing	3,516	249,423	572,194	675,016
3.10	Provision for Income Tax and Social Contribution	(10,808)	(92,010)	(162,396)	(202,285)
3.11	Deferred Income Tax	0	0	0	0
3.12	Profit Sharing/Statutory Contributions	0	0	0	0

22.01 - INCOME STATEMENT OF THE SUBSIDIARY/ASSOCIATED COMPANY (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 - 4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Capital	0	0	0	0
3.15	Net Income/Loss for the Period	(7,292)	157,413	409,798	472,731
	NUMBER OF SHARES EX-TREASURY (in thousands)	65,004,047	65,004,047	65,004,047	65,004,047
	EARNINGS PER SHARE (Reais)		0.00242	0.00630	0.00727
	LOSS PER SHARE (Reais)	(0.00011)

22.02 – COMMENTS ON THE SUBSIDIARY/ASSOCIATED COMPANY PERFORMANCE

Subsidiary/Associated Company: FURNAS CENTRAIS ELÉTRICAS

From January to June, 2009, the Company posted had net income of R$157,413 thousand and, in the same period of 2008, net income of R$472,731 thousand, a result influenced by the following factors:

- Positive Factors :

- Increased operating revenue;

- Generation of financial revenue from exchange variation on loans obtained, due to the fluctuation of foreign currency indexes.

- Negative Factors:

- increased personnel and third-party services expenses;

- higher provision for tax, labor and civil lawsuits risks;

- increase in provisions for losses on permanent shareholdings and accounts receivable; - increase in electricity purchased for resale; - decrease in equity in the results of subsidiaries and associated companies; - increase in expense with the adjustment of actuarial valuation;

- decrease in monetary variations on loans and financing granted, due to fluctuations in the indexes.

SUBSIDIARY/ASSOCIATED COMPANY

CORPORATE NAME CENTRAIS ELÉTRICAS DO NORTE DO BRASIL

22.01 - INCOME STATEMENT OF THE SUBSIDIARY/ASSOCIATED COMPANY (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 - 4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
3.01	Gross Revenue from Sales and/or Services	1,076,715	2,152,881	1,134,950	2,306,644
3.02	Gross Revenue Deductions	(189,616)	(395,569)	(198,337)	(397,605)
3.03	Net Revenue from Sales and/or Services	887,099	1,757,312	936,613	1,909,039
3.04	Cost of Goods and/or Services Sold	(756,907)	(1,405,502)	(625,656)	(1,181,490)
3.05	Gross Income	130,192	351,810	310,957	727,549
3.06	Operating Income/Expenses	(226,101)	(605,309)	(540,571)	(1,430,054)
3.06.01	Selling	(50,116)	(97,318)	(40,930)	(92,302)
3.06.02	General and Administrative	(134,436)	(234,016)	(131,364)	(223,471)
3.06.03	Financial	(96,635)	(316,689)	(341,114)	(673,278)
3.06.03.01	Financial Revenues	203,881	325,973	73,914	130,780
3.06.03.02	Financial Expenses	(300,516)	(642,662)	(415,028)	(804,058)
3.06.04	Other Operating Revenues	88,245	89,581	1,241	811
3.06.05	Other Operating Expenses	(37,326)	(52,816)	624	(4,484)
3.06.06	Equity in the Results of Subsidiary and Associated Companies
3.07	Operating Loss	(95,909)	(253,499)	(229,614)	(702,505)
3.08	Non-Operating Income	0	0	(4,252)	(15,421)
3.08.01	Revenues	0	0	138	298
3.08.02	Expenses	0	0	(4,390)	(15,719)
3.09	Loss before Taxes/Profit Sharing	(95,909)	(253,499)	(233,866)	(717,926)
3.10	Provision for Income Tax and Social Contribution	0	0	0	0
3.11	Deferred Income Tax	0	0	0	0
3.12	Profit Sharing/Statutory Contributions	0	0	0	0

22.01 - INCOME STATEMENT OF THE SUBSIDIARY/ASSOCIATED COMPANY (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 - 4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Capital	0	0	0	0
3.15	Net Income/Loss for the Period	(95,909)	(253,499)	(233,866)	(717,926)
	NUMBER OF SHARES EX-TREASURY (in thousands)	82,353	82,353	70,748	70,748
	EARNINGS PER SHARE (Reais)
	LOSS PER SHARE (Reais)	(1.16461)	(3.07820)	(3.30562)	(10.14765)

NET SALES REVENUES FROM SALES

     When compared to June 2008, Net Sales and/or Services Revenues in the same period of 2009 fell by 7.95% . This decrease is mainly due to the drop in the aluminum price that forced cuts in the production of Albrás, Alcoa and Billiton, the main companies to which Eletronorte supplies electricity.

COST OF GOODS/SERVICES SOLD

     In June 2009, the Cost of Goods/Services Sold increased 18.96% when compared to June 2008, mainly due to provisions. The company recorded provisions for tax and civil contingencies in the state of Roraima, according to a report from Eletronorte's legal consulting firm, PCJ. In addition, there is also the ICMS recoverable levied on the acquisition of fuel for the production of electricity in the states of Acre, Rondônia and Amapá, since the sale of electricity, imposed by the state governments, is made with tax deferral. Therefore, the provision is recorded at the total amount, whereas the means of realizing this constitutional right is being discussed at court.

FINANCIAL RESULT

     There was a decrease in the financial result deficit compared with the same period in the prior year due to the currency basket rates, as shown below:

CURRENCIES/INDEX	06/30/2008	06/30/2009	A%

IGP-M/FGV	4.3394	(0.3242)	-107.47%
Y (Japanese Yen)	(14.5666)	(13.1971)	-9.40%
US$ (U.S. Dollar)	(8.9875)	(15.7049)	74.74%
EURO	(9.2121)	(10.9944)	19.35%

LOSS FOR THE PERIOD

Finally, it is also worth mentioning that the decrease in loss in June 2009 compared with the same period in the prior year was mainly due to the transfer of share control of subsidiary Manaus Energia to the Parent Company Eletrobrás based on a revaluation report by Deloitte. Therefore, in 2008, a devaluation of Manaus Energia was verified in the amount of R$264,915 thousand, in addition to unaccrued liabilities in the amount of R$57,271 thousand. These effects were reconized when the Manaus Energia share control was transferred in May 2008 to Eletrobrás.

SUBSIDIARY/ASSOCIATED COMPANY

CORPORATE NAME ITAIPU BINACIONAL

22.01 - INCOME STATEMENT OF THE SUBSIDIARY/ASSOCIATED COMPANY (in R$ thousand)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 - 4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
3.01	Gross Revenue from Sales and/or Services	1,773,947	3,817,819	1,407,065	2,882,690
3.02	Gross Revenue Deductions	0	0	0	0
3.03	Net Revenue from Sales and/or Services	1,773,947	3,817,819	1,407,065	2,882,690
3.04	Cost of Goods and/or Services Sold	(320,059)	(701,621)	(279,141)	(557,883)
3.05	Gross Income	1,453,888	3,116,198	1,127,924	2,324,807
3.06	Operating Income/Expenses	(933,234)	(1,812,654)	(968,674)	(1,802,807)
3.06.01	Selling	0	0	0	0
3.06.02	General and Administrative	(270,329)	(432,733)	(368,019)	(571,805)
3.06.03	Financial	(572,935)	(1,274,338)	(545,473)	(1,131,196)
3.06.03.01	Financial Revenues	20,500	41,273	12,143	23,800
3.06.03.02	Financial Expenses	(593,435)	(1,315,611)	(557,616)	(1,154,996)
3.06.04	Other Operating Revenues	180	8,188	1,255	2,968
3.06.05	Other Operating Expenses	(90,150)	(113,771)	(56,437)	(102,774)
3.06.06	Equity in the Earnings of Subsidiary and Associated Companies
3.07	Operating Profit	520,654	1,303,544	159,250	522,000
3.08	Non-Operating Income	0	0	0	0
3.08.01	Revenues	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before Taxes/Shareholding	520,654	1,303,544	159,250	522,000
3.10	Provision for Income Tax and Social Contribution	0	0	0	0
3.11	Deferred Income Tax	0	0	0	0
3.12	Profit Sharing/Contributions	0	0	0	0

22.01 - INCOME STATEMENT OF THE SUBSIDIARY/ASSOCIATED COMPANY (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 4/1/2009 to 6/30/2009	4 - 1/1/2009 to 6/30/2009	5 - 4/1/2008 to 6/30/2008	6 - 1/1/2008 to 6/30/2008
3.12.01	Profit Sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of Interest on Equity	0	0	0	0
3.15	Net Income/Loss for the Period	520,654	1,303,544	159,250	522,000
	NUMBER OF SHARES EX-TREASURY (in thousands)	100,000	100,000	100,000	100,000
	EARNINGS PER SHARE (Reais)	5.20654	13.03544	1.59250	5.22000
	LOSS PER SHARE (Reais)

01.01 - IDENTIFICATION

TABLE OF CONTENTS

GROUP	TABLE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEADQUARTERS	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDER'S EQUITY	6
03	01	STATEMENT OF OPERATIONS	8
04	01	STATEMENT OF CASH FLOWS - INDIRECT METHOD	10
05	01	STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 4/1/2009 TO 6/30/2099	13
05	02	STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 1/1/2009 TO 6/30/2009	14
08	01	CONSOLIDATED BALANCE SHEET - ASSETS	15
08	02	CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	17
09	01	CONSOLIDATED STATEMENT OF OPERATIONS	19
10	01	10.1 - CONSOLIDATED STATEMENT OF CASH FLOWS	22
11	01	11 - CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 4/1/2009 TO 6/30/2009	25
11	02	11 - CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY FROM 1/1/2009 TO 6/30/2009	26
06	01	NOTES TO THE FINANCIAL STATEMENTS	27
07	01	COMMENTS ON THE COMPANY'S PERFORMANCE IN THE QUARTER	102
12	01	COMMENTS ON THE COMPANY'S CONSOLIDATED PERFORMANCE IN THE QUARTER	126
09	01	HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	135
20	01	OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY	136
21	01	SPECIAL REVIEW REPORT	138
		FURNAS CENTRAIS ELÉTRICAS
22	01	INCOME STATEMENT OF THE SUBSIDIARY/ASSOCIATED COMPANY	142
22	02	COMMENTS ON THE SUBSIDIARY/ASSOCIATED COMPANY PERFORMANCE	144
		CENTRAIS ELÉTRICAS DO NORTE DO BRASIL
22	01	INCOME STATEMENT OF THE SUBSIDIARY/ASSOCIATED COMPANY	145
22	02	COMMENTS ON THE SUBSIDIARY/ASSOCIATED COMPANY PERFORMANCE	147
		ITAIPU BINACIONAL
22	01	INCOME STATEMENT OF THE SUBSIDIARY/ASSOCIATED COMPANY	148

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2009

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Astrogildo Fraguglia Quental
Astrogildo Fraguglia Quental Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.